Form 40-F
period 2002-08-31
LAIDLAW INC
filed 2003-05-20
CIK 737874

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

    For the fiscal year ended August 31, 2002 Commission File Number 0-13109

                                  LAIDLAW INC.

             (Exact name of registrant as specified in its charter)

           CANADA                                        Not Applicable
(Province or other jurisdiction of                       (I.R.S. Employer
incorporation or organization)                           Identification No.)

3221 NORTH SERVICE ROAD                                  L7R 3Y8
BURLINGTON, ONTARIO                                      (Postal Code)
(Address of principal executive offices)

        Registrant's telephone number, including area code (905) 336-1800

        Securities registered pursuant to Section 12(b) of the Act: None


    Securities registered pursuant to Section 12(g) of the Act: Common Shares

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                           of the Act: Common Shares

For annual reports, indicate by check mark the information filed with this Form.
       [X] Annual information form [X] Audited annual financial statements

  At May 16, 2003, there were 325,927,870 Common Shares issued and outstanding.

         Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934 (the "Exchange Act").  Yes     No  X
                                   ---    ---

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.   Yes      No  X
                                                ---     ---

                             ANNUAL INFORMATION FORM
                                       OF
                                  LAIDLAW INC.












               FOR THE COMPANY'S FISCAL YEAR ENDED AUGUST 31, 2002




                                JANUARY 10, 2003

                                  LAIDLAW INC.

         UNLESS OTHERWISE INDICATED, ALL AMOUNTS IN THIS ANNUAL INFORMATION FORM ARE EXPRESSED IN UNITED STATES DOLLARS.

ITEM 2 - NAME, INCORPORATION AND SUBSIDIARIES OF THE ISSUER

         Laidlaw Inc. (the "Company") was continued under the Canada Business Corporations Act by Articles of Continuance dated March 16, 1979. On September 1, 1994, Laidlaw Inc. amalgamated with its subsidiary, SCD Transport Ltd.; on September 1, 1996, it amalgamated with its subsidiary, Laidlaw Waste Corporation Ltd.; and on July 28, 1997, it amalgamated with 3367444 Canada Inc., in each case pursuant to Articles of Amalgamation under the Act. The articles of Laidlaw Inc. and the various amendments thereto which were in effect on September 1, 1994 were restated in the Articles of Amalgamation which became effective on September 1, 1994 and on September 1, 1996, and were subsequently amended by the Articles of Amalgamation which became effective on July 28, 1997 to reflect conversion upon such amalgamation of the former voting Class A Shares and Class B Non-Voting Shares of the Company into voting Common Shares, on the basis of
1.15 Common Shares for each former Class A Share and 1 Common Share for each former Class B Non-Voting Share, and to set out the rights, privileges, restrictions and conditions attaching to the new Common Shares. The principal and head office of the Company is located at 3221 North Service Road, Burlington, Ontario L7R 3Y8.

         The Company owns or controls through its subsidiaries 100% of the voting and non-voting shares of its subsidiaries set forth in Exhibit 1 appended hereto (unless otherwise indicated therein).

ITEMS 3 AND 4 - BUSINESS OF THE ISSUER

         The Company provides contract bus services, consisting of school bus transportation throughout the United States and Canada and municipal and paratransit bus transportation within the United States. The Company's Greyhound segment provides inter-city and tourism bus transportation throughout North America. The Company's healthcare services segment provides healthcare transportation services and emergency management services in the United States.

         In February 1997, the Company acquired all of the outstanding shares of common stock of American Medical Response Inc. ("AMR") in a transaction valued at approximately $1.25 billion. AMR is a leading provider of emergency and non-emergency ambulance services in the United States. In September 1997, the Company acquired all of the outstanding shares of EmCare Holdings Inc. in a transaction valued at approximately $400 million. EmCare is a leading provider of emergency management services to hospital-based emergency departments. In the first quarter of fiscal 2000, the Company announced its plan to divest its U.S. healthcare operations. During the fourth quarter of fiscal 2001, the Company concluded that the previously announced disposal of the healthcare businesses was no longer in the best interests of its stakeholders. As a result, the Company intends to operate the healthcare services businesses with a view towards maximizing long-term value.

    Effective May 15, 1997, the Company merged its hazardous waste services business into Rollins Environmental Services, Inc. which was renamed Laidlaw Environmental Services, Inc. The consideration received in this transaction consisted of: (i) $400 million in cash or assumption of debt, (ii) 120 million common shares of Laidlaw Environmental Services, Inc. and (iii) a $350 million 12 Year Convertible Pay-in-Kind Debenture. In April 1998, pursuant to an exchange offer for cash and stock, the Company's subsidiary, Laidlaw Environmental Services, Inc., acquired all of the outstanding shares of Safety-Kleen Corp. in a transaction valued at approximately $2.2 billion. As a result of the transaction, the Company's ownership of Laidlaw Environmental Services, Inc., which was renamed Safety-Kleen Corp., was reduced to approximately 35% from approximately 67% prior to the transaction. In August 1999, the Company sold to Safety-Kleen the $350 million Safety-Kleen Convertible Pay-in-Kind Debenture for $200 million in cash and 11.321 million common shares of Safety-Kleen, resulting in the Company's ownership in Safety-Kleen becoming 43.6%. In June 2000, Safety-Kleen announced that it and 73 of its subsidiaries had filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Information regarding the Company's investment in Safety-Kleen Corp. is set forth in Note 12 of the Notes to Consolidated Financial Statements attached as Exhibit 2.

         In March 1999, the Company acquired all of the outstanding shares of common stock of Greyhound Lines, Inc. in a transaction valued at approximately $800 million. Greyhound is the only nation wide provider of scheduled inter-city bus transportation services in the United States.

         On May 18, 2000, the Company announced that it would not be in compliance with financial covenants contained in its syndicated bank facility after May 31, 2000 and declared an interest payment moratorium on all advances under the syndicated bank facility and on certain debentures issued by the Company in the aggregate principal amount of $2.044 billion. On June 28, 2001, Laidlaw Inc. and five of its direct and indirect subsidiaries filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Western District of New York. In addition, the Company and one of its subsidiaries commenced Canadian insolvency proceedings under the Canada Companies' Creditors Arrangement Act in the Ontario Superior Court of Justice in Toronto, Ontario. None of the Company's operating subsidiaries was included in the filings. The Company is reorganizing its affairs under the protection of the U.S. Bankruptcy Code and the Canada Companies' Creditors Arrangement Act and has proposed a plan of reorganization. The plan of reorganization must be voted upon by the Company's stakeholders and approved by the U.S. Bankruptcy Court and the Ontario Superior Court. A plan of reorganization sets forth the means for satisfying claims against and interests in the Company.

         For each of the years in the three-year period ended August 31, 2002, the percentages of the Company's revenue from its business segments were as follows:

         Year Ended August 31         2002              2001             2000
         --------------------         ----              ----             ----
         Contract Bus Services        40.4%             40.2%            40.5%
         Greyhound                    27.6%             28.4%            28.0%
         Healthcare Services          32.0%             31.4%            31.5%

         Financial information concerning the Company's business segments is set forth in Note 21 of the Notes to Consolidated Financial Statements attached as
Exhibit 2.






         In the last three fiscal years, the percentage of revenue generated by United States operations has been 92.3%, 92.2% and 92.0%.

         All statistical and financial information under Items 2 and 3 of this report is given as of August 31, 2002, unless the context otherwise indicates.

                              CONTRACT BUS SERVICES

         The Company operates school buses and special education vehicles, primarily under the name Laidlaw Transit, in the United States and Canada.

         The Company is the largest school bus operator in North America. It has contracts with 63 school boards and districts in Canada and with 1,064 in the United States, as well as various other educational institutions, providing transportation for approximately two million students each day. In Canada, contracts are generally negotiated and renewed annually. In the United States, contracts generally extend for three to five years, with options on the part of the boards to extend the contracts or to solicit new bids. Rates are usually established on a per-diem basis and vary with the number of buses and pupils and the length of each route. The Company also uses its school bus fleet for charter purposes.

         The Company also provides services to municipal transit customers through 134 contracts in the United States and Canada. The Company is the largest operator of paratransit services in the United States providing access to transportation for mobility-impaired individuals.

EMPLOYEES AND PROPERTIES

         The Company employs approximately 46,200 people to provide education passenger services. Approximately 2,650 of these are executive, supervisory, clerical and sales personnel. Of the remainder, approximately 41,550 are part time and approximately 48% are members of collective bargaining groups. Management believes that its relations with its employees are excellent.

         The Company operates school buses and special education vehicles from 560 locations of which 148 are owned and the balance are leased or operated under contract. The Company believes that its facilities are adequate to service its present business and the expansion of existing operations. To provide these services the Company operates approximately 41,500 school buses and special education vehicles, approximately 255 other revenue vehicles and approximately 710 service vehicles.

         The Company employs approximately 6,570 people to provide municipal and paratransit bus transportation services. Approximately 1,010 of these are executive, supervisory, clerical and sales personnel. Of the remainder, approximately 930 are part-time and approximately 33% are members of collective bargaining groups.



Municipal and paratransit bus transportation services are operated from 84 facilities, of which four are owned and the balance are leased or supplied by the customer. To provide these services, the Company operates approximately 2,610 paratransit vehicles, 1,010 fixed route transit vehicles and approximately 310 other revenue and service vehicles.

COMPETITION

         Although the Company is the largest school bus and special education vehicle operator in North America, it competes with both the few large companies in these industries and with the substantial number of smaller locally owned operators. Moreover, most school districts operate their own school bus systems and most municipalities operate their own transit systems. In acquiring new school bus contracts and in maintaining its business, the Company experiences competition primarily in the areas of pricing and service.

SEASONALITY

         The Company's school bus operations historically experience a significant decline in revenue and operating income in the fourth fiscal quarter because of school summer vacations.

REGULATION

         School busing is not subject to licensing requirements in the United States. United States regulations require all drivers of school buses to have commercial driver's licenses. In Canada, licenses to carry passengers are granted by provincial boards upon proof of public convenience and necessity. The provincial boards exercise control over the issuance, extension and transfer of licenses and regulate the general conduct of a licensee's business. Various states, provinces and school boards set standards for insurance, qualification of drivers and safety equipment.

                                    GREYHOUND

         The Company acquired Greyhound Lines, Inc. during fiscal 1999 and had previously acquired Greyhound Canada Transportation Corp. in October 1997 (collectively, "Greyhound"). Greyhound is the only nationwide provider of scheduled inter-city bus transportation services in the United States. Greyhound serves the value-oriented customer by offering scheduled passenger service which connects rural and urban markets throughout the United States and Canada. Greyhound also provides package express service, charter bus service and, in many terminals, food service. In addition, the Company provides scheduled services under private contract and package tours to major tourist regions in the United States and Canada.

EMPLOYEES AND PROPERTIES

         The Company employs approximately 17,110 people to provide Greyhound's services, of which approximately 3,200 are executive, supervisory, clerical and sales personnel. Of the remainder approximately 2,860 are part-time and approximately 7,880 are members of collective bargaining groups. In the U.S., the Amalgamated Transit Union (the "ATU") represents approximately 4,900 of Greyhound's employees including drivers, some telephone information agents and terminal workers and certain of Greyhound's mechanics. The largest ATU agreement, which covers the drivers and mechanics, expires on January 31, 2004.




         The Company provides scheduled inter-city bus transportation services from approximately 2,400 locations throughout the United States and Canada. Approximately 1,800 of these locations are operated by agents for the Company, 206 are owned by the Company and the balance are leased by the Company. The Company believes that its facilities are adequate to service its present business and modest expansion of existing operations. To provide these services, the Company operates approximately 3,935 highway coaches and approximately 695 taxis and service and other vehicles.

COMPETITION

         The transportation industry is highly competitive. Greyhound's primary sources of competition for passengers are automobile travel, which is the most significant form of competition, low cost air travel from both regional and national air lines and in certain markets, regional bus companies and trains. Price, destination choices and convenient schedules are the ways in which Greyhound meets this competitive challenge.

SEASONALITY

         Greyhound's business is seasonal in nature and generally follows the pattern of the travel industry as a whole with peaks during the summer months and the Thanksgiving and Christmas holiday periods. As a result, Greyhound's cash flows are also seasonal with a disproportionate amount of annual cash flows being generated during the peak travel periods.

TRADEMARKS

         The Company owns the Greyhound name and trademarks and the "image of the running dog" trademarks worldwide. The Company believes that this name and the trademarks have substantial consumer awareness.

REGULATION

         In the United States, Greyhound as a motor carrier engaged in inter-state as well as intra-state transportation of passengers and express shipments is and must remain registered with the Department of Transportation (the "DOT"). The DOT regulates safety, driver qualifications, vehicle standards, maintenance of records, insurance and vehicle noise and emission standards. In Canada, franchises to carry passengers are granted by provincial boards upon proof of public convenience and necessity. The provincial boards exercise control over the issuance, extension and transfer of licenses and regulate the general conduct of a licensee's business in such areas as tariffs, insurance, time tables, qualification of drivers and safety equipment.

         In the United States, Greyhound is also regulated by the DOT's Surface Transportation Board (the "STB"). The STB must grant advance approval for the Company to pool operations or revenues with another passenger carrier and must authorize any merger with or its acquisition or control of another motor carrier of passengers.





In the United States, the Company is also subject to regulation under the Americans with Disabilities Act. Beginning in October 2000, all new "over-the-road" buses received by the Company for its fixed route operations must be equipped with wheelchair lifts.


         Additionally, by October 2006, one-half of the Company's fleet involved in fixed route operations must be lift equipped. By October 2012, the fleet must be entirely lift equipped. Since October 2001, until the fleet is fully equipped, fixed route bus operators have been required to provide an accessible bus to any disabled passenger who provides at least 48 hours notice. Consistent with a settlement agreement between Greyhound and the U.S. Department of Justice and the previously announced "Access Greyhound" program, Greyhound began providing accessible buses on at least 48 hours notice in the spring of 2000. Since in October 2001, larger charter/tour operators have been required to provide an accessible bus to any disabled passenger who provides at least 48 hours notice.

                               HEALTHCARE SERVICES

         The Company provides healthcare transportation services, primarily under the name American Medical Response, and emergency management services, primarily under the EmCare name.

HEALTHCARE TRANSPORTATION SERVICES - American Medical Response

         The Company is the largest provider of healthcare transportation services in the United States, operating from locations in 37 states. These services consist of critical care transportation services, non-emergency ambulance and transfer services and emergency response services. The Company provides approximately 3.7 million transports annually. The Company has approximately 150 agreements with municipal or county public safety agencies to provide performance-based contracts for 9-1-1 response and over 4,000 contractual agreements with healthcare facilities. It also provides joint training, shared staffing and stationing arrangements and contracted dispatching. The Company also provides comprehensive on site medical care and transport services for all types of special events.

EMERGENCY MANAGEMENT SERVICES - EmCare

         The Company also provides emergency management services to hospital based emergency departments. The Company recruits physicians, as well as specially trained physician extenders, evaluates their credentials, and arranges for the provision of their services to hospital based emergency departments and free standing treatment centers. The Company also assists in such operational areas as staff co-ordination, quality assurance, departmental accreditation, billing, recordkeeping, third party payment, risk management services and other administrative services. The Company has approximately 250 contracts for the management of emergency departments and provides emergency services in 39 states to approximately 4.1 million patients annually.




EMPLOYEES AND PROPERTIES

         The Company employs approximately 21,440 people to provide emergency healthcare services. Approximately 3,840 of these are executive, supervisory, clerical and sales personnel and approximately 1,600 are physicians. Of the remainder, approximately 5,450 are part time and approximately 58% are members of collective bargaining groups. Management believes that its relations with its employees are excellent.

         The Company provides healthcare transportation services utilizing approximately 4,365 ambulances and other operating vehicles.


COMPETITION

         The Company is the largest provider of healthcare transportation services in the United States. It competes with both the few large companies in these industries and with the substantial number of smaller locally owned operators. Moreover many municipal, fire and paramedic departments and hospitals operate their own ambulance systems. In acquiring new healthcare transportation contracts and in maintaining its business, the Company experiences competition primarily in the areas of pricing and service.

         Emergency management services are also subject to vigorous competition. Competition for these services is generally based upon cost, the ability to make available physicians capable of providing high quality care, and the reputation of the Company among hospitals and physicians. Competition is also based upon the proper utilization of the emergency department, as well as the ability to integrate the emergency department with other hospital departments and to provide value added services.

REGULATION

         Paramedics and emergency medical technicians must be state certified to transport patients and to perform emergency care services. Certification requires completion of significant training programs. Both paramedics and emergency medical technicians are also required to complete continuing education programs to maintain their certifications. Medical protocols, which paramedics and emergency medical technicians are required to follow, are developed by local physician advisory boards.

         Healthcare transportation is affected by regulations covering licensing, rates, health, safety, insurance and other matters. Most emergency or 9-1-1 contracts are granted exclusive supplier status through the issuance of a certificate of need or a public service agreement. Some municipalities divide requirements into service zones. Exclusive supplier status agreements are linked to service level measurements regarding response times and performance. Some municipalities also govern or set rates that may be charged for the ambulance services.

         Business corporations are generally prohibited under certain state laws from practicing medicine, exercising control over the medical decisions of physicians or engaging in certain practices with physicians, such as fee splitting. The Company believes that its emergency management business has complied with these laws because it only performs non-medical administrative services, does not represent that it offers medical services, and does not exercise influence or control over the practice of medicine by the physicians under contract with it.

         A substantial majority of the Company's revenues are attributable to payments received from third party payors including Medicare, Medicaid and private insurers. The Company is subject to various regulatory requirements in connection with its participation in the Medicare and Medicaid programs. The United States federal Centers for Medicare and Medicaid Services (formerly Healthcare Financing Administration) has implemented rules which have revised the policy on Medicare coverage of ambulance services focusing on the medical necessity for the particular ambulance services. In certain circumstances, physicians' certification must be obtained.


A new fee schedule for Medicare reimbursement of ambulance services became effective on April 1, 2002.


The Company, like other Medicare and Medicaid providers, is subject to governmental audits of its Medicare and Medicaid reimbursement claims. Accordingly, retroactive revenue adjustments from these programs could occur. The Company is also subject to the Medicare and Medicaid fraud and abuse laws which prohibit any bribe, kick-back or rebate in return for the referral of Medicare or Medicaid patients. Violations of these prohibitions may result in civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs. The Company believes that it is in substantial compliance with these laws.

                                      OTHER


ITEM 5 - SELECTED CONSOLIDATED FINANCIAL INFORMATION

         Cash dividends of 24.4(cent) per First Preference Share Series G were paid on May 15, 1987, and were paid at the rate of 25(cent) per First Preference Share Series G on the 15th day of August, November, February and May in each year thereafter, to and including February 15, 2000. Since the Company declared an interest payment moratorium on all advances under its syndicated bank facility and on certain Company debentures, no dividends have been declared or paid on the company's First Preference Share Series G or Common Shares.

SELECTED FINANCIAL INFORMATION

The Company's Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These consolidated financial statements conform, in all material respects, with accounting principles generally accepted in the United States ("U.S. GAAP"), except as indicated in Note 23 of Notes to Consolidated Financial Statements.

Year Ended August 31 (U.S.$ millions except
   per share amounts)                                          2002           2001           2000          1999          1998
---------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA UNDER CANADIAN GAAP
Revenue                                                        $4,432.1      $4,418.3        $4,273.1      $3,712.5      $3,305.4
Income from operating segments before depreciation and
   amortization and goodwill impairment losses                    421.0         383.4           385.9         525.1         651.0
Depreciation and amortization                                     303.4         328.3           326.4         317.3         280.9
Goodwill impairment losses                                        194.7       1,105.1               -       1,234.0             -
Income (loss) from operating segments                            (77.1)      (1,050.0)           59.5      (1,026.2)        370.1
Income (loss) from continuing operations before goodwill
   impairment losses, other financing related expenses and
   unusual income tax charge                                     115.0         (160.7)        (488.1)        103.9          239.1
Income (loss) from continuing operations                        (124.4)      (1,329.6)        (589.6)     (1,151.1)         239.1
Income (loss) from discontinued operations                            -         730.7       (1,647.8)          32.4         106.9
Net income (loss)                                               (124.4)        (598.9)      (2,237.4)     (1,118.7)         346.0
Earnings (loss) per share from continuing operations before
   goodwill impairment losses, other financing related
   expenses and unusual income tax charge                         0.35          (0.49)         (1.49)         0.31           0.72
Earnings (loss) per share from continuing operations             (0.38)         (4.08)         (1.80)        (3.49)          0.72
Earnings (loss) per share from discontinued operations                -          2.24          (5.04)        0.10            0.33
Earnings (loss) per share                                        (0.38)         (1.84)         (6.84)        (3.39)          1.05
Dividends per Common Share                                            -           -             0.095         0.186         0.180
Average number of Common Shares (millions)                        325.9         325.9           327.0         330.2         329.8
---------------------------------------------------------------------------------------------------------------------------------
APPROXIMATE AMOUNTS UNDER U.S. GAAP
Income (loss) from continuing operations                          $14.9       $(246.5)       $(637.6)      $(177.1)        $239.1
Income (loss) from discontinued operations                            -       1,672.4       (1,615.5)       (941.6)         106.9
Net income (loss)                                                  14.9       1,425.9       (2,253.1)     (1,118.7)         346.0
Earnings (loss) per share from continuing operations               0.05         (0.76)         (1.95)        (0.54)          0.72
Earnings (loss) per share from discontinued operations                -          5.13          (4.94)        (2.85)          0.33
Earnings (loss) per share                                          0.05          4.37          (6.89)        (3.39)          1.05
---------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (AT END OF YEAR) UNDER CANADIAN GAAP
Working capital                                                  $490.2        $488.3      $(3,161.6)        $392.9        $285.7
Property and equipment, net                                     1,677.7       1,680.7         1,683.1       1,635.7       1,192.7
Total assets                                                    4,091.1       4,209.8         5,187.9       5,683.7       6,184.6
Long-term debt                                                    204.4         248.6           227.3       3,115.5       2,293.7
Liabilities subject to compromise                               3,977.1       3,978.5               -             -             -
Shareholders' equity (deficiency)                             (1,107.0)        (980.5)        (377.0)       1,913.1       3,089.9
---------------------------------------------------------------------------------------------------------------------------------


The following table sets forth, for the periods and dates indicated, certain information concerning the Canadian dollar exchange rate for translating United States dollars based on the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Year Ended August 31            2002                  2001                  2000                   1999                     1998
---------------------------------------------------------------------------------------------------------------------------------
High                     CDN.$1.6049           Cdn.$1.5784           Cdn.$1.4977            Cdn.$1.5432              Cdn.$1.5745
Low                           1.5190                1.4895                1.4440                 1.4578                   1.3824
Average                       1.5731                1.5267                1.4704                 1.5087                   1.4410
End of year                   1.5585                1.5478                1.4720                 1.4965                   1.5745
---------------------------------------------------------------------------------------------------------------------------------

On January 10, 2003, the noon buying rate in New York City for the U.S. dollar, as reported by the Federal Reserve Bank of New York, was Cdn. $1.5502.

         Reference is also made to Note 24 of Notes to Consolidated Financial Statements attached as Exhibit 2.

ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS

         Attached as Exhibit 3.

ITEM 7 - MARKET FOR SECURITIES

         The Company's Common Shares and First Preference Shares Series G were suspended from trading on The Toronto Stock Exchange effective June 13, 2002. The Company's Common Shares and the Laidlaw One, Inc. 5 3/4% Exchangeable Notes due 2000 were delisted from the New York Stock Exchange effective February 20, 2001.

ITEM 8 - DIRECTORS AND OFFICERS

         Each director is elected annually and holds office until the next annual meeting and until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Company. On January 11, 2002, the Company received an order from the Ontario Superior Court of Justice relieving the Company from any obligation to call its next annual meeting of shareholders until further order of the court. The members of the Company's board of directors, as of the date of the order, remain in office.

         Peter N.T. Widdrington, 72, has been Chairman of the Board since 1990 and a director of the Company since 1986. From December 1995 to June 1999, he was Chief Executive Officer of Cuddy International Corporation, a poultry producer.

         John R. Grainger, 53, has been a director of the Company since August 1997. He has been President and Chief Executive Officer of the Company's Contract Bus Services segment since November 2001. He was President and Chief Executive Officer of the Company from December 1999 until September 2002. Prior thereto, he was Executive Vice President and Chief Operating Officer of the Company since September 1997.

         Stephen F. Cooper, 56, has been a director and Vice-Chairman and Chief Restructuring Officer of the Company since July 2000. Since September 2002, he has been executive managing director of Kroll Zolfo Cooper, a corporate advisory and restructuring firm, and for more than five years prior thereto, he was managing Partner of Zolfo Cooper, LLC, a business advisory and interim management firm.

         William P. Cooper, 63, has been a director of the Company since 1983. For more than five years, he has been President and Chief Executive Officer of Cooper Construction Limited, a construction company.

         Jack P. Edwards, 57, has been a director of the Company since January 1996. He is a management consultant. From March 2001 until May 2002, he was President and Chief Executive Officer of American Medical Response, Inc., the Company's healthcare transportation services provider. Prior thereto, he was President and Chief Executive Officer of Worldpoint Logistics, Inc., a transportation logistics company, since October 1998. Prior thereto, he was President and Chief Executive Officer of Danzas Corporation, a worldwide transportation company, since June 1994.

         William A. Farlinger, 73, has been a director of the Company since January 1994. He has been Chairman of Ontario Power Generation Inc., one of the successor companies to Ontario Hydro, a public utility, since November 1995.

         Donald M. Green, 70, has been a director of the Company since 1980. Since August 1999 he has been President and Chief Executive Officer of Greenfleet Ltd., a private investment company. For more than five years prior thereto, he was Chairman of ACD Tridon Inc., an international automotive parts manufacturing company.

         Martha O. Hesse, 60, has been a director of the Company since January 1996. For more than five years, she has been President of Hesse Gas Company, a natural gas marketing company.

          Wilfred G. Lewitt, 70, has been a director of the Company since January 1998. Since 1996, he has been Chairman of MDS Inc., a health and life sciences company, and was its Chairman and Chief Executive Officer from 1970 to 1996.

         Gordon R. Ritchie, 58, has been a director of the Company since January 1994. Since July 1999 he has been Chairman, Public Affairs of Hill and Knowlton Canada Limited, a consulting company. For more than five years prior thereto, he was Chief Executive Officer of Strategico Inc., a consulting company.

         Stella M. Thompson, 57, has been a director of the Company since July 1994. She has been a Principal of Governance West Inc., a consulting company, since 1996.

         K.E. Benson (President and Chief Executive Officer) resides in Naperville, Illinois; D. M. Green, W.R. Bishop (Vice-President, Controller) and Geoff Mann (Vice-President, Treasurer) reside in Burlington, Ontario; P.N.T. Widdrington (Chairman of the Board) resides in London, Ontario; W. A. Farlinger and W. G. Lewitt reside in Toronto, Ontario; S. M. Thompson resides in Calgary, Alberta; G. R. Ritchie resides in Ottawa, Ontario; I.R. Cairns (Senior Vice-President and General Counsel and Secretary) resides in Ancaster, Ontario; W.P. Cooper resides in Oakville, Ontario; J. P. Edwards resides in Issaquah, Washington; D.A. Carty (Senior Vice-President and Chief Financial Officer) resides in Rye, New York; M. O. Hesse resides in Winnemuca, Nevada; J.R. Grainger resides in Elmhurst, Illinois and Stephen F. Cooper (Vice-Chairman, Chief Restructuring Officer) resides in New York, New York. The directors and officers as a group own less than 1% of the outstanding Common Shares of the Company.

BOARD COMMITTEES

         The Company has an Audit Committee which is composed of Messrs. Farlinger, Green, Lewitt and Ritchie. The function of the Audit Committee is to review the annual financial statements of the Company prior to their approval by the Directors, to review all interim financial statements and all financial statements included in any prospectus and to review all periodic reports to be filed with securities regulatory authorities.

         The Company also has an Executive Committee which is composed of Messrs. Grainger, Lewitt and Widdrington and Ms. Hesse. The Executive Committee may exercise all of the powers of the Board of Directors, except as restricted by the Board of Directors and the by-laws and articles of the Company.

         The Company also has a Compliance and Ethics Committee which is composed of Messrs. W. Cooper and Widdrington and Ms. Hesse and Thompson; a Human Resource and Compensation Committee which is composed of Messrs. W. Cooper, and Widdrington and Ms. Thompson; and a Nominating and Corporate Governance Committee which is composed of Messrs W. Cooper, Green and Widdrington and Ms. Hesse.

ITEM 9 - ADDITIONAL INFORMATION

(1) The Company shall provide to any person, upon request to the Secretary of the Company at the address shown in Item 1 above:

         (a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

                  i) One copy of the annual information form ("AIF") of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

                  ii) One copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of any interim financial statements of the Company that have been filed subsequent to the financial statements for its most recently completed financial year,

                  iii) One copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

                  iv) One copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

         (b) at any other time, one copy of any other documents referred to in (1)(a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

(2) Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors, or in its most recent Annual Filing on Form 28 and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

LAIDLAW INC.

By:




-------------------------               -------------------------------
Kevin E. Benson                         Wayne R. Bishop
President and                           Vice-President, Controller
Chief Executive Officer

                                    EXHIBIT 1

                          SUBSIDIARIES OF LAIDLAW INC.

         The following list sets forth subsidiaries of Laidlaw Inc. (a Canada corporation) and the jurisdiction in which each subsidiary is organized. Parent subsidiary relations are indicated by indentations. Unless otherwise indicated, 100% of the voting securities of each subsidiary is owned by the indicated parent of such subsidiary.

                                                                                                 JURISDICTION IN
NAME                                                                                             WHICH ORGANIZED
----                                                                                             ---------------
Laidlaw Investments Ltd.                                                                         Ontario
         Laidlaw Transportation, Inc.                                                            Delaware
                  Laidlaw Transit Holdings, Inc.                                                 Delaware
                           Laidlaw Transit, Inc.                                                 Delaware
                                    Allied Bus Sales, Inc.                                       Indiana
                                    Chatham Coach Lines, Inc.                                    Delaware
                                    Laidlaw Transit Management Company, Inc.                     Pennsylvania
                                    S.C. Food Services (U.S.A.), Inc.                            Delaware
                                            S.C. Food Services (GA), Inc.                        Delaware
                           Laidlaw Transit Services, Inc.                                        Delaware
                                    SuTran, Inc.                                                 South Dakota
                                    Van Tran of Tucson, Inc.                                     Arizona
                                    Safe Ride Services, Inc.                                     Arizona
                  Laidlaw Transportation Holdings One, Inc.                                      Delaware
                           American Medical Response, Inc.                                       Delaware
                           [subsidiaries on separate page]                                       -----------
                           EmCare Holdings Inc.                                                  Delaware
                                    EmCare, Inc.                                                 Delaware
                                    Spectrum Emergency Care of Delaware, Inc.                    Delaware
                  Laidlaw Transportation Holdings, Inc.                                          Delaware
                           Greyhound Lines, Inc.                                                 Delaware
                           [subsidiaries on separate page]                                       -----------
                           Hotard Coaches, Inc.                                                  Louisiana
                                    Gray Line of New Orleans, Inc. (50%)                         Louisiana
                                    Mississippi Coast Limousine, Inc.                            Mississippi
                           Interstate Leasing, Inc.                                              Mississippi
                  Concorde Adjusters, Inc.                                                       Delaware
                  Laidlaw One, Inc.                                                              Delaware
                  Laidlaw Transportation Management, Inc.                                        Ohio
                  National Insurance and Indemnity Corporation                                   Vermont
                  Laidlaw USA, Inc.                                                              New York
         Laidlaw International Finance Corporation                                               Ireland
American National Insurance Corporation                                                          Barbados
         First Transportation Indemnity Ltd.                                                     Barbados
         FTI Management Ltd.                                                                     Barbados
3288382 Canada Inc.                                                                              Canada


Greyhound Canada Transportation Corp.                                                            Ontario
         A-1 Bus Line Pick-Up Ltd.                                                               British Columbia
         Gray Coach Travel Inc.                                                                  Ontario
         1153931 Ontario Limited                                                                 Ontario
         Greyhound Courier Express Ltd.                                                          British Columbia
         3554384 Canada Inc.                                                                     Canada
         3765105 Canada Inc.                                                                     Canada
         1327172 Ontario Limited                                                                 Ontario
         Voyageur Corp.                                                                          Canada
         Marguerite Tours Ltd.                                                                   British Columbia
         The Gray Line of Victoria Ltd.                                                          Canada
                  British Double Decker Tours Ltd.                                               British Columbia
                  Victoria Tours Limited                                                         British Columbia
                  Northland Bus Lines Ltd.                                                       British Columbia
                  518841 Alberta Inc.                                                            Alberta
                           367756 Alberta Inc.                                                   Alberta
                  The Victoria Trolley Company Ltd.                                              British Columbia
         Gray Line of Vancouver Holdings Ltd.                                                    Canada
                  Gray Line Vacations Ltd.                                                       British Columbia
Laidlaw Transit Ltd.                                                                             Ontario
         Autobus Transco (1988) Inc.                                                             Quebec
         Capital Bus Sales (1988) Limited                                                        Ontario
         Manhattan Equipment Supply Company Limited                                              Ontario
         331001 Alberta Ltd.                                                                     Alberta
                  Barrel Taxi Ltd.                                                               Alberta
                  Checker Cabs (Edmonton) Inc.                                                   Alberta
         J.I. DeNure (Chatham) Limtied                                                           Ontario
         Penetang-Midland Coach Lines Limited                                                    Ontario
         N.N. Lee K. Investments Ltd.                                                            Alberta
         C. Seeley's Bus Lines Ltd.                                                              Ontario
S.C. Food Services (Canada) Inc.                                                                 Ontario
Scott's Hospitality Limited                                                                      England

[GREYHOUND LINES, INC.]
         Atlantic Greyhound Lines of Virginia, Inc.                                              Virginia
         Greyhound de Mexico, S.A. de C.V.  (99 %)                                               Mexico
         Greyhound Xpress Delivery, L.L.C.                                                       Delaware
         LSX Delivery, L.L.C.                                                                    Delaware
         Peoria Rockford Bus Lines, L.L.C.                                                       Delaware
         Wilmington Union Bus Station Corporation                                                North Carolina
         GLI Holding Company                                                                     Delaware
                  ASI Associates, Inc.                                                           Hawaii
                           Carolina Coach Company                                                Virginia
                           Seashore Transportation Company                                       North Carolina
                  On Time Delivery Service, Inc.                                                 Minnesota
                  Peoria Rockford Bus Lines, L.L.C.                                              Delaware
                  Texas, New Mexico, & Oklahoma Coaches, Inc.                                    Texas
                           T.N.M. & O Tours, Inc.                                                Texas
                  Valley Garage Company                                                          Texas
                  Valley Transit Co., Inc.                                                       Texas
                  Vermont Transit Co., Inc.                                                      Vermont
         Sistema Internacional de Transporte de Autobuses, Inc.                                  Delaware

[AMERICAN MEDICAL RESPONSE, INC.]
         Hank's Acquisition Corp.                                                                Alabama
                  Fountain Ambulance Service, Inc.                                               Alabama
                  MedLife Emergency Medical Services, Inc.                                       Alabama
         Florida Emergency Partners, Inc.                                                        Texas
         American Medical Response Northwest, Inc.                                               Oregon
         American Medical Response West                                                          California
                  Metropolitan Ambulance Service, Inc.                                           California
         American Medical Response of Inland Empire                                              California
                  Desert Valley Medical Transport, Inc.                                          California
         Golden Gate Associates                                                                  California
         San Francisco Ambulance Service, Inc.                                                   California
         Springs Ambulance Service, Inc.                                                         California
         American Medical Response of Colorado, Inc.                                             Delaware
                  International Life Support, Inc.                                               Hawaii
         Medevac MidAmerica, Inc.                                                                Missouri
         Medevac Medical Response, Inc.                                                          Missouri
         American Medical Response of Oklahoma, Inc.                                             Delaware
         American Medical Response of Texas, Inc.                                                Delaware
         Kutz Ambulance Service, Inc.                                                            Wisconsin
         American Medical Response Holdings, Inc.                                                Delaware
         American Medical Response Management, Inc.                                              Delaware
                  Regional Emergency Services LP                                                 Florida
         Mobile Medic Ambulance Service, Inc.                                                    Delaware
         Metro Ambulance Service, Inc.                                                           Delaware
         Metro Ambulance Service (Rural), Inc.                                                   Delaware
         Medic One Ambulance Service, Inc.                                                       Delaware
         American Medical Response of South Carolina, Inc.                                       Delaware
         American Medical Response of North Carolina, Inc.                                       Delaware
         American Medical Response of Georgia, Inc.                                              Delaware
                  Troup County Emergency Medical Services, Inc.                                  Georgia
         Randle Eastern Ambulance Service, Inc.                                                  Florida
         Medi-Car Systems, Inc.                                                                  Florida
                  Medi-Car Ambulance Service, Inc.                                               Florida
         American Medical Response of Tennessee, Inc.                                            Delaware
         Physicians & Surgeons Ambulance Service, Inc.                                           Ohio
         American Medical Response of Illinois, Inc.                                             Delaware
         Midwest Ambulance Management Co.                                                        Delaware
         Paramed, Inc.                                                                           Michigan
                  Mercy Ambulance of Evansville, Inc.                                            Indiana
                  Tidewater Ambulance Service, Inc.                                              Virginia
         American Medical Response of Connecticut, Incorporated                                  Connecticut
         American Medical Response of Massachusetts, Inc.                                        Massachusetts
         American Medical Response Mid-Atlantic, Inc.                                            Pennsylvania
                  American Medical Response Delaware Valley L.L.C      .                         Delaware
         Ambulance Acquisition, Inc.                                                             Delaware
         Metro Ambulance Service, Inc.                                                           Georgia
         Broward Ambulance, Inc.                                                                 Delaware
         Atlantic Ambulance Services Acquisition, Inc.                                           Delaware
         Atlantic/Key West Ambulance, Inc.                                                       Delaware

         Atlantic/Palm Beach Ambulance, Inc.                                                     Delaware
         Seminole County Ambulance, Inc.                                                         Delaware
         LifeFleet Southeast, Inc.                                                               Florida
         American Medical Pathways, Inc.                                                         Delaware
                  Provida Care, LLC                                                              Texas
         Adam Transportation Service, Inc.                                                       New York
         Associated Ambulance Service, Inc.                                                      New York
         Park Ambulance Service Inc.                                                             New York
         Five Counties Ambulance Service, Inc.                                                   New York
         Sunrise Handicap Transport Corp.                                                        New York
         Laidlaw Medical Transportation, Inc.                                                    Delaware
                  Mercy, Inc.                                                                    Nevada
                           American Investment Enterprises, Inc.                                 Nevada
                  LifeCare Ambulance Service, Inc.                                               Illinois
                  TEK, Inc.                                                                      Illinois
                  Mercy Life Care                                                                California
                  Hemet Valley Ambulance Service, Inc.                                           California
                  American Medical Response of Southern California                               California
                  Medic One of Cobb, Inc.                                                        Georgia
                  Puckett Ambulance Services, Inc.                                               Georgia
                  Gieger Transfer Service, Inc.                                                  Mississippi


January 9, 2003

PRICEWATERHOUSECOOPERS [LOGO]

                                         PricewaterhouseCoopers LLP
                                         Chartered Accountants
                                         Mississauga Executive Centre
                                         One Robert Speck Parkway, Suite 1100
                                         Mississauga, Ontario
Auditors' Report                         Canada L4Z 3M3
                                         Telephone +1 905 949 7400
                                         Facsimile +1 905 949 7415
TO THE SHAREHOLDERS OF LAIDLAW INC.

We have audited the consolidated balance sheets of LAIDLAW INC. as at August 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the three years in the period ended August 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

The loss from discontinued operations in the consolidated statement of operations for the year ended August 31, 2000 includes the Company's share of net earnings of Safety-Kleen Corp. (Safety-Kleen) for the three months ended November 30, 1999 and a write- off of the Company's investment in Safety-Kleen, as described in Note 12. On July 9, 2001, Safety-Kleen issued consolidated financial statements for the year ended August 31, 2000 and restated financial statements for prior years. As discussed in Note 12, the Company has not been able to accurately determine the impact, if any, that these restated Safety-Kleen financial statements would have on the Company's previously reported results for the year ended August 31, 2000. Accordingly, we were not able to determine the reduction, if any, which might be necessary in the loss from discontinued operations in 2000 and the corresponding increase in the deficit as at August 31, 1999. Any such adjustment would have no impact on the deficit as at August 31, 2000.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and August 31, 2001 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada.

Also in our opinion, except for the effect of adjustments, if any, which we might have determined to be necessary, had we been able to satisfy ourselves concerning the amount of the increase in the deficit at the beginning of the year and the corresponding reduction in the loss from discontinued operations for the year, the consolidated statements of operations and deficit and cash flows for the year ended August 31, 2000 present fairly, in all material respects, the results of the Company's operations and cash flows for the year ended August 31, 2000 in accordance with accounting principles generally accepted in Canada.


                                             /s/ PricewaterhouseCoopers LLP

Mississauga, Canada                          PricewaterhouseCoopers LLP
December 17, 2002                            Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders, dated December 17, 2002, is expressed in accordance with Canadian reporting standards, which do not permit references to such matters, events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.

                                             /s/ PricewaterhouseCoopers LLP

Mississauga, Canada                          PricewaterhouseCoopers LLP
December 17, 2002                            Chartered Accountants


PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

                                                                     (CDN. GAAP)
                                  LAIDLAW INC.
               (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001 - NOTE 1)
                           CONSOLIDATED BALANCE SHEETS


AUGUST 31 (U.S. $ MILLIONS)                                       2002                    2001
-------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                          $343.5                  $281.2
Restricted cash and cash equivalents (Note 3)                        75.8                    37.2
Short-term deposits and marketable securities
   - at cost which approximates market value (Note 3)                16.1                    42.4
Trade accounts receivable                                           490.4                   509.7
Other receivables                                                    54.9                    62.6
Income taxes recoverable                                             29.2                    20.1
Parts and supplies                                                   50.4                    54.4
Other current assets                                                 64.0                    70.3
                                                                 --------                --------
TOTAL CURRENT ASSETS                                              1,124.3                 1,077.9
                                                                 ========                ========

LONG-TERM INVESTMENTS (Note 4)                                      413.3                   339.6
                                                                 --------                --------

PROPERTY AND EQUIPMENT (Note 5)                                   1,677.7                 1,680.7
                                                                 --------                --------

OTHER ASSETS
Goodwill (net of accumulated amortization and impairments of
   $2,939.7; August 31, 2001 - $2,718.2)                            813.1                 1,034.8
Pension asset (Note 6)                                               43.1                    45.2
Deferred charges                                                     19.6                    31.6
                                                                 --------                --------
                                                                    875.8                 1,111.6
                                                                 --------                --------

TOTAL ASSETS                                                     $4,091.1                $4,209.8
                                                                 ========                ========





        The accompanying notes are an integral part of these statements.

                                  LAIDLAW INC.
               (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001 - NOTE 1)
                           CONSOLIDATED BALANCE SHEETS


AUGUST 31 (U.S. $ MILLIONS)                                                       2002       2001
----------------------------------------------------------------------------------------------------
LIABILITIES

LIABILITIES NOT SUBJECT TO COMPROMISE
   CURRENT LIABILITIES
   Accounts payable                                                           $    109.7  $    127.1
   Accrued liabilities (Note 7)                                                    504.1       430.9
   Current portion of long-term debt (Note 8)                                       20.3        31.6
                                                                              ----------  ----------

   TOTAL CURRENT LIABILITIES                                                       634.1       589.6

   LONG-TERM DEBT (Note 8)                                                         204.4       248.6
   OTHER LONG-TERM LIABILITIES (Note 9)                                            382.5       373.6
LIABILITIES SUBJECT TO COMPROMISE (Note 10)                                      3,977.1     3,978.5
COMMITMENTS AND CONTINGENCIES (Notes 1, 12 and 20)
                                                                              ----------  ----------

TOTAL LIABILITIES                                                                5,198.1     5,190.3
                                                                              ----------  ----------

SHAREHOLDERS' DEFICIENCY
Preference Shares (Note 11)                                                          7.9         7.9
Common Shares; issued and outstanding 325,927,870
   (August 31, 2001 - 325,927,870) (Note 11)                                     2,222.6     2,222.6
Cumulative foreign currency translation adjustments                               (171.4)     (169.3)
Deficit                                                                         (3,166.1)   (3,041.7)
                                                                              ----------  ----------
TOTAL SHAREHOLDERS' DEFICIENCY                                                  (1,107.0)     (980.5)
                                                                              ----------  ----------


TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY                                $  4,091.1  $  4,209.8
                                                                              ==========  ==========



        The accompanying notes are an integral part of these statements.

                                  LAIDLAW INC.
               (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001 - NOTE 1)
                      CONSOLIDATED STATEMENTS OF OPERATIONS


YEAR ENDED AUGUST 31 (U.S. $ MILLIONS EXCEPT PER SHARE AMOUNTS)         2002            2001             2000
----------------------------------------------------------------------------------------------------------------

REVENUE                                                               $4,432.1         $4,418.3         $4,273.1
                                                                      ------------------------------------------

   Operating expenses                                                  3,551.8          3,574.2          3,424.8
   Selling, general and administrative expenses                          459.3            460.7            462.4
   Depreciation expense                                                  270.6            261.1            255.8
   Amortization expense                                                   32.8             67.2             70.6
   Goodwill impairment losses (Note 13)                                  194.7          1,105.1              -
                                                                      ------------------------------------------
INCOME (LOSS) FROM OPERATING SEGMENTS                                    (77.1)        (1,050.0)            59.5

   Interest expense (Note 10)                                            (27.7)          (270.9)          (275.1)
   Other financing related expenses (Note 14)                            (44.7)           (63.8)          (101.5)
   Other income (loss)                                                    15.3              9.3            (10.7)
                                                                      ------------------------------------------

LOSS FROM CONTINUING OPERATIONS
   BEFORE INCOME TAXES                                                  (134.2)        (1,375.4)          (327.8)

   Income tax recovery (expense) (Note 15)                                 9.8             45.8           (261.8)
                                                                      ------------------------------------------

LOSS FROM CONTINUING OPERATIONS                                         (124.4)        (1,329.6)          (589.6)

INCOME (LOSS) FROM DISCONTINUED OPERATIONS (Note 12)                       -              730.7         (1,647.8)
                                                                      ------------------------------------------

NET LOSS                                                               ($124.4)         ($598.9)       ($2,237.4)
                                                                      ==========================================

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (Note 16)
   Continuing operations                                                ($0.38)          ($4.08)          ($1.80)
   Discontinued operations                                                -                2.24            (5.04)
                                                                      ------------------------------------------
   Net loss                                                             ($0.38)          ($1.84)          ($6.84)
                                                                      ==========================================

        The accompanying notes are an integral part of these statements.

                                  LAIDLAW INC.
               (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001 - NOTE 1)
                       CONSOLIDATED STATEMENTS OF DEFICIT


YEAR ENDED AUGUST 31 (U.S. $ MILLIONS EXCEPT PER SHARE AMOUNTS)     2002            2001             2000
------------------------------------------------------------------------------------------------------------

DEFICIT - BEGINNING OF YEAR                                      ($3,041.7)       ($2,442.5)        ($173.3)

Net loss                                                           (124.4)           (598.9)       (2,237.4)

Dividends         - Preference Shares                                 -                (0.3)           (0.4)
                  - Common Shares                                     -                 -             (31.4)
                                                                -------------------------------------------

DEFICIT - END OF YEAR                                           ($3,166.1)        ($3,041.7)      ($2,442.5)
                                                                ===========================================




DIVIDENDS PER SHARE
(Cdn.$)           - Preference Shares                              $  -                $0.82           $1.00
                  - Common Shares                                     -                 -               0.14

(U.S.$ equivalent)
                  - Preference Shares                              $  -                $0.540          $0.680
                  - Common Shares                                     -                 -               0.095


        The accompanying notes are an integral part of these statements.

                                  LAIDLAW INC.
               (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001 - NOTE 1)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


YEAR ENDED AUGUST 31 (U.S. $ MILLIONS)                                              2002             2001             2000
----------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN):
Operating activities                                                                $433.8           $447.7           $208.4
Investing activities                                                                (275.7)          (281.5)          (336.3)
Financing activities                                                                 (95.8)             7.0            177.7
                                                                               ---------------------------------------------
                                                                                      62.3            173.2             49.8

CASH AND CASH EQUIVALENTS* - BEGINNING OF YEAR                                       281.2            108.0             58.2
                                                                               ---------------------------------------------

CASH AND CASH EQUIVALENTS* - END OF YEAR                                            $343.5           $281.2           $108.0
                                                                               =============================================


OPERATING ACTIVITIES
Net loss                                                                           ($124.4)         ($598.9)       ($2,237.4)
Add (deduct) items not affecting cash:
   Depreciation and amortization                                                     303.4            328.3            326.4
   Other financing related expenses (Note 14)                                         44.7             63.8            101.5
   Future income taxes                                                                 -                -              255.2
   Loss (income) from discontinued operations                                          -             (730.7)         1,647.8
   Goodwill impairment losses (Note 13)                                              194.7          1,105.1              -
   Loss (gain) on sale of assets (Note 18)                                            (4.2)             6.6              -
   Increase (decrease) in accrued interest                                            (0.5)           246.2             76.5
   Increase in claims liability and professional liability
     insurance accruals                                                               61.6            126.9             51.7
   Other                                                                             (10.4)            (6.2)            12.9
Cash provided by (used in financing) other working capital
   items (Note 17)                                                                    46.2            (43.2)            35.0
Decrease (increase) in restricted cash and cash equivalents
   (Note 3)                                                                          (38.6)             8.2            (45.4)
Cash used for acquisition accruals                                                     -                -               (5.6)
Cash used in discontinued operations (Note 12)                                         -                -               (2.9)
Cash portion of other financing related expenses (Note 14)                           (38.7)            (58.4)           (7.3)
                                                                               ---------------------------------------------


NET CASH PROVIDED BY OPERATING ACTIVITIES                                           $433.8            $447.7          $208.4
                                                                               =============================================

* Represents the unrestricted cash and cash equivalents of the Company - Refer to Note 3


        The accompanying notes are an integral part of these statements.

                                  LAIDLAW INC.
               (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001 - NOTE 1)
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


YEAR ENDED AUGUST 31 (U.S. $ MILLIONS)                                              2002             2001             2000
----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchases of property and equipment                                                ($283.3)         ($267.3)         ($369.0)
Proceeds from sale of property and equipment                                          45.5             21.8            136.6
Purchases of other assets                                                             (1.4)            (8.8)            (5.9)
Expended on acquisitions (Note 19)                                                    (3.6)            (2.0)           (67.5)
Net increase in investments                                                          (37.1)           (45.5)           (32.9)
Proceeds from sale of assets (Note 18)                                                 4.2             20.3              2.4
                                                                               ---------------------------------------------

NET CASH USED IN INVESTING ACTIVITIES                                              ($275.7)         ($281.5)         ($336.3)
                                                                               =============================================

FINANCING ACTIVITIES
Proceeds from issue of long-term debt                                               $172.2           $342.2           $932.6
Repayments of long-term and other non-current liabilities                           (268.0)          (335.2)          (699.0)
Repurchase of shares for cancellation (Note 11)                                        -                -              (26.1)
Proceeds from share issues (Note 11)                                                   -                -                1.9
Dividends                                                                              -                -              (31.6)
Repurchase of preference shares for redemption                                         -                -               (0.1)
                                                                               ---------------------------------------------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                 ($95.8)            $7.0           $177.7
                                                                               =============================================




SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid (received) during the year for:
   Interest                                                                          $31.9            $30.4           $217.1
                                                                               ---------------------------------------------
   Income taxes                                                                     ($10.4)          ($51.0)          ($21.2)
                                                                               ---------------------------------------------



        The accompanying notes are an integral part of these statements.

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED AUGUST 31, 2002


NOTE 1 - VOLUNTARY PETITION FOR REORGANIZATION, BASIS OF PRESENTATION AND ABILITY TO CONTINUE OPERATIONS

Voluntary petition for reorganization

On June 28, 2001, Laidlaw Inc. (the "Company") and five of its direct and indirect subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code, 11 U.S.C. 101-1330 (the "Bankruptcy Code"), in the United States Bankruptcy Court for the Western District of New York (the "Bankruptcy Court"). The other Debtors include: Laidlaw USA, Inc. ("Laidlaw USA"), Laidlaw Investments Ltd. ("LIL"), Laidlaw International Finance Corporation ("LIFC"), Laidlaw One, Inc. ("Laidlaw One"), and Laidlaw Transportation, Inc. ("LTI"). In addition, the Company and LIL have commenced Canadian insolvency proceedings under the Canada Companies' Creditors Arrangement Act ("CCAA") in the Ontario Superior Court of Justice in Toronto, Ontario (the "Canadian Court"). None of the Company's operating subsidiaries was included in the filings.

The Debtors remain in possession of their respective properties and are managing their businesses as debtors-in-possession. Pursuant to the Bankruptcy Code and the CCAA, however, the Debtors may not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court and the Canadian Court.

The Company is reorganizing its affairs under the protection of the Bankruptcy Code and the CCAA and has proposed a plan of reorganization for itself and the other Debtors. The plan of reorganization must be voted upon by the Company's stakeholders and approved by the Bankruptcy Court and the Canadian Court. A plan of reorganization sets forth the means for satisfying claims against and interests in the Company and the other Debtors, including the liabilities subject to compromise (See Note 10). Generally, prepetition liabilities are subject to settlement or compromise under such a plan of reorganization.


Basis of presentation and ability to continue operations

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and all figures are presented in U.S. dollars, as the majority of the Company's operating assets are located in the United States. Except as indicated in Note 23, the consolidated financial statements conform, in all material respects, with accounting principles generally accepted in the United States ("U.S. GAAP").

These consolidated financial statements have been prepared on a "going concern" basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of operations. The appropriateness of the "going concern" assumption is dependent upon, among other things, a successful completion of the proposed reorganization as contemplated by the plan of reorganization, future profitable operations and the ability to generate sufficient cash from operations and obtain financing arrangements to meet obligations. If the "going concern" basis were not appropriate for these consolidated financial statements, significant adjustments would need to be made to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

If the Company successfully completes the proposed reorganization, the Company will be required to adopt "fresh start" accounting. This accounting would require that assets and liabilities be recorded at fair value, based on values determined in connection with the restructuring. Certain reported asset and liability balances do not yet give effect to the adjustments that may result from the adoption of "fresh-start" accounting and as a result, would change materially.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:


CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its subsidiary companies. All significant intercompany transactions are eliminated. The purchase method of accounting for business combinations has been used.


REVENUE RECOGNITION

Contract Bus Services and Greyhound

Revenue is recognized at the time services are provided. Revenue collected on contracts and tickets in advance is deferred and taken into income as the services are provided.

Healthcare Services

Revenue is recognized at the time of service and is recorded at amounts estimated to be recoverable, based upon recent experience, under reimbursement arrangements with third-party payors, including Medicare, Medicaid, private insurers, managed care organizations and hospitals, or directly from patients. The Company derives approximately 39% of its collections in the healthcare services segment from Medicare and Medicaid, 7% from contracted hospitals, 44% from private insurers, including prepaid health plans and other sources, and 10% directly from patients.

Healthcare reimbursement is complex and may involve lengthy delays. Third-party payors are continuing their efforts to control expenditures for healthcare and may disallow, in whole or in part, claims for reimbursement based on determinations that certain amounts are not reimbursable under plan coverage, were for services provided that were not medically necessary, or insufficient supporting information was provided.

As a result, there is a reasonable possibility that recorded estimates could change materially and that retroactive adjustments may change the amounts realized from third-party payors. Such adjustments are recorded in future periods as adjustments become known.

FUTURE INCOME TAXES

The Company accounts for income taxes using the liability method. Under this method, future income tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. Future income tax assets are recognized only to the extent that management determines that it is more likely than not that the future income tax assets will be realized. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in the period that the change occurs.


CASH AND CASH EQUIVALENTS

Cash and cash equivalents include short-term investments that are part of the Company's cash management portfolio. These investments are highly liquid and have original maturities of three months or less.


PARTS AND SUPPLIES

Parts and supplies are valued at the lower of cost, determined on a first-in, first-out basis and replacement cost.


LONG-TERM INVESTMENTS

Investments in shares of companies over which the Company has significant influence are accounted for by the equity method. Equity earnings are recorded to the extent that any increase in the carrying value is determined to be realizable. The Company's investment in Safety-Kleen Corp. ("Safety-Kleen") was written off during fiscal 2000 and no equity earnings were recorded after November 30, 1999 (See Note 12). Other long-term investments are carried at cost.


PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation of property and equipment is provided substantially on a straight-line basis over their estimated useful lives which are as follows:

         Buildings - 20 to 40 years
         Vehicles - 5 to 18 years, and
         Other - 3 to 10 years.

The Company periodically reviews the carrying values of its property and equipment to determine whether such values are recoverable from future estimated cash flows from operations. The amount of any impairment is charged against income.


GOODWILL AND DEFERRED CHARGES

Goodwill is amortized on a straight-line basis over 40 years. The Company reviews the value assigned to goodwill to determine if it has been permanently impaired in value when facts and circumstances indicate that an impairment may have occurred. The measurement of impairment is based on the ability to recover the unamortized balance of goodwill from the estimated fair value of the underlying business determined from independent valuations. The amount of any impairment is charged against income.

In July 2001, the accounting bodies in both Canada and the United States changed the accounting rules with respect to the amortization of goodwill and other intangibles. Goodwill and intangible assets with indefinite useful lives will no longer be amortized, but instead will be tested for impairment at least annually based on their fair value. The new pronouncements become applicable to the Company effective September 1, 2002.


Deferred charges are amortized on a straight-line basis over a two to five-year period depending on the nature of the deferred costs.


DEFINED BENEFIT PENSION PLANS

The costs of pension benefits are actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and mortality tables. For the purpose of calculating the expected return on plan assets, those assets are valued at a market-related value. The net actuarial gain or loss in excess of 10 percent of the greater of the benefit obligation and the market-related value of plan assets is amortized over the average remaining service period of active employees.


FOREIGN CURRENCY TRANSLATION

The Company's operations are all of a self-sustaining nature. Assets and liabilities are translated to U.S. dollars at the exchange rate in effect at the balance sheet date and revenue and expenses at weighted monthly average exchange rates for the year. Translation gains and losses are included in the cumulative foreign currency translation adjustment balance in Shareholders' Deficiency.


CLAIMS LIABILITIES AND PROFESSIONAL LIABILITY RESERVES

The Company discounts the claims liabilities and professional liability reserves of the Company's insurance programs.

Investment income earned on the investments of the wholly owned insurance subsidiaries has been offset against the costs related to the Company's self-insurance program and are included as part of "operating expenses" in the Consolidated Statements of Operations. The accretion of imputed interest from the discounting of the reserves is also included as part of the costs related to the Company's self-insurance program.


FINANCIAL INSTRUMENTS

The Company's accounts receivable, other receivables, accounts payable, accrued liabilities, liabilities subject to compromise, other long-term liabilities and long-term debt constitute financial instruments. The carrying value of these financial instruments, other than long-term debt (See Note 8) and liabilities subject to compromise (See Note
10), approximates their fair value. Concentration of credit risks in accounts receivable is limited, due to the large number of customers comprising the Company's customer base throughout North America. A significant component of the Company's revenue is derived from Medicare and Medicaid. Given that these are government programs, the credit risk for these customers is considered low. The Company performs ongoing credit evaluations of its other customers but does not require collateral to support customer accounts receivable. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers, historical trends and other relevant information.

The Company may use derivative financial instruments for purposes other than trading to minimize the risk and costs associated with financing and operating activities. Contracts that effectively meet risk reduction and correlation criteria are recorded using hedge accounting. There are no derivative financial instruments used in fiscal 2002 or fiscal 2001 (see Note 14).


USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingencies. Future events could alter such estimates (See also
Note 9, 12 and 20).

In addition to the use of estimates in the recording of healthcare services revenue as described above, the Company uses third-party actuaries and assumptions of future events, including future settlement costs, in estimating the claims liability reserves. As a result, there is a reasonable possibility that the recorded claims liabilities could change materially.


COMPARATIVE FIGURES

Certain figures as at August 31, 2001 and for the years ended August 31, 2001 and 2000 have been reclassified to conform to the current period's presentation.


NOTE 3 - RESTRICTED CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Restricted cash and cash equivalents of $75.8 million (August 31, 2001 - $37.2 million) and short-term deposits and marketable securities of $16.1 million (August 31, 2001 - $42.4 million) are assets of the Company's wholly owned insurance subsidiaries and are used to support the current portion of claims liabilities under the Company's self-insurance program. If these amounts are withdrawn from the subsidiaries, they will have to be replaced by other suitable financial assurances. Given the recent financial position of the Company, management has concluded that such cash and cash equivalents and short-term deposits and marketable securities of the insurance subsidiaries are restricted.

NOTE 4 - LONG-TERM INVESTMENTS

August 31, ($ millions)                     2002                   2001
----------------------------------------------------------------------------
Investments of insurance subsidiaries     $249.2                   $213.6
Other restricted investments               142.7                    104.5
Other                                       21.4                     21.5
----------------------------------------------------------------------------
                                          $413.3                   $339.6
============================================================================

The investments of the insurance subsidiaries are used to support the Company's self insurance program. The investments are comprised principally of government securities and investment grade debt securities. If these amounts are withdrawn from the subsidiaries, they will have to be replaced by other suitable financial assurances and are, therefore, considered restricted.

The majority of the other restricted investments relate to collateral deposits required by the entities issuing the Company's bid and performance bonds. The collateral is required given the Company's financial position and status as a debtor-in-possession.

At August 31, 2002, the fair value of the long-term investments amounted to approximately $418 million (August 31, 2001 - $345 million).


NOTE 5 - PROPERTY AND EQUIPMENT

August 31, ($ millions)                    2002                                          2001
----------------------------------------------------------------------------------------------------------------
                                       ACCUMULATED                                   Accumulated
                          COST         DEPRECIATION         NET         Cost        Depreciation         Net
----------------------------------------------------------------------------------------------------------------
Land                       $162.2             $ -            $162.2      $159.3             $ -           $159.3
Buildings                   284.3             109.5           174.8       268.8              89.1          179.7
Vehicles                  2,128.3             953.0         1,175.3     2,054.0             876.7        1,177.3
Other                       417.2             251.8           165.4       389.6             225.2          164.4
----------------------------------------------------------------------------------------------------------------
                         $2,992.0          $1,314.3        $1,677.7    $2,871.7          $1,191.0       $1,680.7
================================================================================================================


NOTE 6 - PENSION PLANS

Subsidiaries of the Company sponsor 13 (August 31, 2001 - 13) defined benefit pension plans. Four plans relate to Greyhound Canada Transportation Corp. and cover employees represented by The Canadian Auto Workers and the Amalgamated Transit Union ("ATU") and all non-unionized employees meeting certain eligibility requirements. A fifth plan is a multi-employer pension plan, instituted in 1992, to cover certain union mechanics of Greyhound Lines, Inc. ("Greyhound") represented by the International Association of Machinists and Aerospace Workers. The remaining eight plans are the following single employer pension plans maintained in the United States by Greyhound (the "Greyhound U.S. Plans"):

- Greyhound Lines, Inc. Salaried Employees Defined Benefit Plan ("Greyhound Salaried Plan");
- Greyhound Lines, Inc. Amalgamated Transit Union Local 1700 Council Retirement & Disability Plan ("ATU Plan");
-    Texas, New Mexico and Oklahoma Coaches, Inc. Employees Retirement Plan;
- Vermont Transit Co. Inc. Employees Defined Benefit Pension Plan ("Vermont Transit Plan");

-    Carolina Coach Company Pension Plan;
-    Carolina Coach Company International Association of Machinist Pension Plan;
-    Carolina Coach Company Amalgamated Transit Union Pension Plan; and
-    Carolina Coach Company Supplemental Executive Retirement Plan.

The ATU Plan covers approximately 14,000 current and former employees hired before November 1, 1983 by Greyhound, fewer than 1,000 of whom are active employees. The ATU Plan provides retirement benefits to the covered employees based upon a percentage of average final earnings, reduced pro rata for service of less than 15 years. Under the terms of the collective bargaining agreement, participants in this plan accrue benefits as long as no contributions are due from the Company. During fiscal 2002, the ATU Plan actuary advised the Company and the union that the decline in the financial markets had made it likely that contributions to the ATU Plan would be required for the plan in calendar 2003. The Company and union met and agreed to freeze service and wage accruals effective March 15, 2002. The ATU Plan actuary continues to advise that contributions will be required. The Company and the union will meet to discuss the continuation of the freeze. In the event the Company and the union are unable to negotiate a method for avoiding contributions in 2003, or for years after 2003, or the Company is otherwise required to make a contribution, any such contributions could have a material adverse effect on the financial condition of Greyhound and, as a result, the Company. The Greyhound Salaried Plan covered salaried employees of Greyhound through May 7, 1990, when the plan was curtailed. The Vermont Transit Plan covered substantially all employees at Vermont Transit Company through June 30, 2000, when the plan was curtailed. The other five Greyhound U.S. Plans cover salaried and hourly personnel of other Greyhound subsidiaries. Except as described below, it is the Company's policy to fund the minimum required contribution under existing laws.


Potential Pension Plan Funding Requirements

For financial reporting and investment planning purposes, the Company currently uses an actuarial mortality table that closely matches the actual experience related to the existing participant population. For funding purposes, United States pension law mandates the use of a prescribed actuarial mortality table and discount rates that differ from those used by the Company for financial reporting and investment planning purposes. The ATU Plan represents approximately 75% of the total plan assets and benefit obligation as at August 31, 2002. Based upon the application of the actuarial mortality table, discount rates and funding calculations prescribed by current regulations, and further assuming a continuation of the freeze of wage and service accruals and that the ATU Plan assets can obtain annual investment returns of 7.5%, estimated Company contributions to the ATU Plan, based on the Company's policy of funding the minimum contributions required by law, will total $187 million through 2007. Lowering the assumed investment return on ATU plan assets to 5% results in estimated contributions through 2007 of $205 million, while a 10% return results in estimated contributions through 2007 of $169 million. Nevertheless, there is no assurance that the ATU Plan will be able to earn the assumed rate of return, new regulations may result in changes in the prescribed actuarial mortality table or discount rates and there may be market driven changes in the discount rates, which would result in the Company being required to make contributions in the future that differ significantly from the estimates above.

Further, in connection with its bankruptcy reorganization, the Company and the Pension Benefit Guaranty Corporation ("PBGC"), a United States government agency that administers the mandatory termination insurance program for defined benefit pension plans under the Employee Retirement Income Security Act ("ERISA"), have agreed orally to the principal economic terms relating to claims asserted by the PBGC against the Debtors regarding the funding levels of the Greyhound U.S. Plans (the "PBGC Agreement"). Under the PBGC Agreement, upon the consummation of the proposed plan of reorganization, the Company and its subsidiaries will contribute $50 million in cash to the Greyhound U.S. Plans and the Company will transfer shares of its post-reorganization common stock equal in value to $50 million to a trust formed for the benefit of such plans (the "Pension Plan Trust").

The PBGC Agreement provides that the PBGC will be granted a first priority lien on the common stock held in the Pension Plan Trust. All proceeds of stock sales will be contributed directly to the Greyhound U.S. Plans. The PBGC will have non-voting participation in these sale decisions. If the proceeds from the sales of common stock exceed $50 million, the excess amount may be credited against the next-due minimum funding obligations of the Company and its subsidiaries, but will not reduce the June 2004 required contribution under the PBGC Agreement. If the proceeds from the sales of common stock do not aggregate $50 million, the Company and its subsidiaries will be required to contribute the amount of the shortfall in cash to the Greyhound U.S. Plans at the end of 2004. Further, the Company and its subsidiaries will contribute an additional $50 million in cash to the Greyhound U.S. Plans in June 2004. These contributions and transfers will be in addition to the contributions to the Greyhound U.S. Plans, if any, required under the minimum funding requirements of ERISA. The PBGC also will receive a second priority lien on the assets of the Company's operating subsidiaries (other than Greyhound).

August 31, ($ millions)                                     2002                      2001
---------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year                    $828.6                    $828.5
Service cost                                                  6.6                       8.3
Interest cost                                                59.1                      59.6
Plan participants' contributions                              0.2                       0.2
Plan amendments                                              (8.0)                      -
Actuarial loss                                                3.4                      18.2
Benefits paid                                               (83.6)                    (83.5)
Foreign exchange                                             (0.9)                     (2.7)
---------------------------------------------------------------------------------------------
Benefit obligation at end of year                          $805.4                    $828.6
---------------------------------------------------------------------------------------------

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year             $838.8                    $893.7
Actual return on plan assets                                (10.7)                     22.8
Employer contributions                                        4.3                       6.9
Plan participants' contributions                              1.7                       1.7
Benefits paid                                               (83.6)                    (83.5)
Foreign exchange                                             (1.1)                     (2.8)
---------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                   $749.4                    $838.8
---------------------------------------------------------------------------------------------

Funded status                                              ($56.0)                    $10.2
Unrecognized transition asset                               (10.1)                    (12.0)
Unrecognized prior service costs                             (8.2)                     (0.2)
Unrecognized net loss                                       112.2                      41.2
---------------------------------------------------------------------------------------------
Prepaid benefit cost                                        $37.9                     $39.2
---------------------------------------------------------------------------------------------


August 31, ($ millions)                                     2002                      2001
---------------------------------------------------------------------------------------------
ALLOCATED ON THE BALANCE SHEET AS FOLLOWS:
Pension asset                                               $43.1                     $45.2
Other long-term liabilities                                  (5.2)                     (6.0)
---------------------------------------------------------------------------------------------
                                                            $37.9                     $39.2
---------------------------------------------------------------------------------------------

Nine of the Company's pension plans (August 31, 2001 - seven) have projected and accumulated benefit obligations in excess of plan assets, for which the projected benefit obligation, accumulated benefit obligation and fair value of plan assets are $687.3 million, $685.3 million and $618.7 million, respectively as of August 31, 2002 ($68.9 million, $67.2 million and $61.5 million, respectively as at August 31, 2001). The ATU Plan is one of the nine plans that at August 31, 2002 have projected and accumulated benefit obligations in excess of plan assets. At August 31, 2001, the ATU Plan had assets in excess of projected and accumulated benefit obligations.

Assets of the various plans consist primarily of government-backed securities, corporate equity securities, guaranteed insurance contracts, annuities and corporate debt obligations.

In determining the benefit obligations and service costs for the Company's defined benefit pension plans, the following assumptions were used:

August 31, ($ millions)                                      2002                2001                2000
------------------------------------------------------------------------------------------------------------
WEIGHTED-AVERAGE ASSUMPTIONS FOR END OF YEAR DISCLOSURE:
Discount rate                                                7.2%                7.4%                  7.7%
Rate of salary progression                                   3.9%                3.9%                  4.0%
Expected long-term rate of return on plan assets             7.3%                7.9%                  7.7%
------------------------------------------------------------------------------------------------------------



August 31, ($ millions)                                      2002                2001                2000
------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC PENSION
   (INCOME) COSTS:
Service cost                                                 $6.6                $8.3                  $8.7
Interest cost                                                59.1                59.6                  58.7
Expected return on assets                                   (58.7)              (61.9)                (66.9)
Amortization of actuarial gain and transition asset          (0.6)               (1.5)                 (0.9)
------------------------------------------------------------------------------------------------------------
Net periodic pension (income) cost                           $6.4                $4.5                 ($0.4)
------------------------------------------------------------------------------------------------------------


NOTE 7 - ACCRUED LIABILITIES

August 31, ($ millions)                                                          2002                 2001
------------------------------------------------------------------------------------------------------------
Accrued wages and benefits                                                       $112.0               $107.9
Current portion of claims liabilities (Note 9)                                    185.2                130.5
Accrued vacation pay                                                               43.9                 33.8
Other                                                                             163.0                158.7
------------------------------------------------------------------------------------------------------------
                                                                                 $504.1               $430.9
------------------------------------------------------------------------------------------------------------


NOTE 8 - LONG-TERM DEBT

                                                                   WEIGHTED AVERAGE
                                                                     INTEREST RATE
August 31, ($ millions)                  Maturity               2002              2001             2002            2001
-------------------------------------------------------------------------------------------------------------------------
DEBT PAYABLE WITHIN ONE YEAR
Notes and other                                                 9.2%              9.2%            $20.3          $31.6
-------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT
Notes and other                          2004-2033             10.8%              9.9%           $204.4         $248.6
-------------------------------------------------------------------------------------------------------------------------
Total debt                                                                                       $224.7         $280.2
-------------------------------------------------------------------------------------------------------------------------
Fair value of all long-term debt                                                                 $211.1         $266.7
-------------------------------------------------------------------------------------------------------------------------

Long-term debt of $224.7 million at August 31, 2002 includes $47.2 million of secured debt incurred to finance vehicles, facilities and other equipment. The balance of $177.5 million is unsecured debt.

Repayment schedule

The aggregate amount of minimum payments required on long-term debt in each of the years indicated is as follows: ($ millions)


Year ending August 31,     2003                                $20.3
                           2004                                 15.5
                           2005                                 13.0
                           2006                                 12.8
                           2007                                157.7
                           thereafter                            5.4
--------------------------------------------------------------------
                                                              $224.7
--------------------------------------------------------------------


Debtor-in-possession facility

To ensure sufficient liquidity to meet ongoing operating needs, the Company obtained debtor-in-possession ("DIP") financing from General Electric Capital (the "DIP Facility"). The DIP Facility is guaranteed by certain of the Company's direct and indirect subsidiaries located in the United States and Canada (other than Greyhound and its subsidiaries and joint ventures)(collectively, the "Guarantors"). The term of the DIP Facility will expire on the earliest of (a) August 8, 2003, (b) the prepayment in full of all amounts outstanding under the DIP Facility and the termination of the lenders' commitments thereunder and (c) the effective date of the approved plan of reorganization.

The maximum aggregate borrowing available under the DIP Facility is $200.0 million. The total borrowing available to LIFC, Laidlaw Transportation Management, Inc., LTI, Laidlaw One and Laidlaw USA (the "US Borrowers") is $180.0 million (the "U.S. DIP Facility"), including a letter of credit sub-facility of $100.0 million (the "US LC DIP Sub-Facility"). The maximum borrowing available to the Company and LIL (the "Canadian Borrowers") is $20.0 million (the "Canadian DIP Facility"), including a letter of credit sub-facility of $10.0 million (the "Canadian LC DIP Sub-Facility"). The total maximum usage of the U.S. LC DIP Sub-Facility and the Canadian LC DIP Sub-Facility is not to exceed $100.0 million at any time.

The amount of credit available to the Borrowers under the DIP Facility is based on the Borrowers' last twelve-months earnings before interest, taxes, depreciation and amortization ("EBITDA"). Further, certain non-core operating entities are subject to maximum availability limits based on their respective EBITDA performance. The Borrowers may use the proceeds of loans made under the DIP Facility for working capital and other general corporate purposes of the Borrowers.

Borrowings under each facility bear interest at the Borrowers' option, at rates per annum equal to either (1) a one, two or three month reserve adjusted LIBOR plus 2.0% or (2) a floating rate equal to the index rate plus 0.5%. The Borrowers pay letter of credit fees to each administrative agent under each facility equal to 2.0% per annum of the face amount of the letters of credit.

Other fees consist of (1) an unused facility fee equal to 0.5% per annum on the average unused daily balance of each facility and (2) a prepayment premium in the amount of 1.0% of the aggregate commitments under each facility if prepayment is the result of any Borrower defaults, voluntary termination (with the exception of emergence from the Reorganization Cases) or refinancing of any part of such facility with another financing prior to August 8, 2003. Finally, the Borrowers and the Guarantors also paid a $2.0 million fee to the agents during fiscal 2001. To secure the Borrowers' obligations under each facility, the Borrowers granted a first priority lien on all of the existing and after-acquired assets of the Borrowers. To secure the Guarantors' obligations under the DIP Facility, the Guarantors granted a security interest in all of the assets of the Guarantors, subject to certain exceptions contained in the DIP Facility documentation.

As of August 31, 2002, the Company had no borrowings under the DIP Facility, but issued letters of credit of $25.5 million and had $174.5 million of availability.

The Company was in default as of August 31, 2002 of several financial covenants contained in the DIP facility. The defaults relate to the failure by several of the Company's operating entities to meet minimum EBITDA thresholds for the period ended August 31, 2002. In addition, several operating entities did not meet the capital expenditure requirements specified under the DIP Facility for the fiscal quarter ended August 31, 2002. The Company received a waiver under the DIP facility with respect to these defaults and expects to obtain future waivers. There is no assurance such waivers will be obtained.


The Greyhound Facility

In October 2000, Greyhound entered into a revolving credit facility, expiring October 24, 2004, with Foothill Capital Corporation to fund working capital needs and for general corporate purposes (the "Greyhound Facility"). Greyhound was extended a revolving line of credit in an amount of $125.0 million including a sub-facility of $50.0 million for letters of credit. Borrowings initially bore interest at a rate equal to Wells Fargo Bank's prime rate plus 0.5% per annum or LIBOR plus 2.0% as selected by Greyhound. After December 31, 2000, the interest rates were subject to quarterly adjustment based upon Greyhound's ratio of debt to EBITDA, as defined in the agreement, for the four previous quarters. Letters of credit fees are based on the applicable LIBOR margins. The Greyhound Facility is secured by liens on substantially all of the assets of Greyhound and the stock and assets of certain of its subsidiaries and is subject to certain affirmative and negative operating and financial covenants. As of August 31, 2002, Greyhound was in compliance with all such covenants, including restrictions on the redemption or retirement of certain subordinated indebtedness or equity interest, payment of dividends and transactions with affiliates, including the Company.

Based upon Greyhound's fiscal 2003 operating budget, management anticipates remaining in compliance with these covenants, although only by a small margin during fiscal 2003. Management is closely monitoring this situation and intends to request covenant amendments should it appear likely such amendments will be necessary in order to remain in compliance with the covenants, although, there is no assurance that such amendments will be granted.

As of August 31, 2002, the Company had no borrowings under the Greyhound Facility, but issued letters of credit of $26.8 million and had availability of $98.2 million.


NOTE 9 - OTHER LONG-TERM LIABILITIES

August 31, ($ millions)                   2002              2001
-----------------------------------------------------------------------
Claims liabilities                       $258.9           $245.5
Professional liability                     48.9             34.2
Other                                      74.7             93.9
-----------------------------------------------------------------------
                                         $382.5           $373.6
=======================================================================

Claims liabilities

The Company's $444.1 million of claims liabilities as at August 31, 2002 (current liabilities of $185.2 million and non-current liabilities of $258.9 million) (August 31, 2001 - $376.0 million) represent claim reserves under the Company's insurance programs. The total claims liabilities represent non-discounted reserves of $508.2 million (August 31, 2001 - $423.1 million) discounted at 5.5% (August 31, 2001 - 5.5%). Generally, the Company retains liability for auto, general and workers' compensation claims, where permitted, for the first $5 million of any one occurrence. For fiscal 2001, the Company purchased third-party aggregate stop loss insurance to limit the Company's exposure to losses between $3 million and $5 million and third-party insurance for losses in excess of $5 million. Effective September 1, 2001, the Company did not continue with the stop loss insurance coverage for losses between $3 million and $5 million per occurrence. As a result, for claims incurred on September 1, 2001 and onwards, the Company's exposure is generally for the first $5 million of any one occurrence with third-party insurance to minimize exposure on losses in excess of $5 million. These insurance arrangements are utilized to limit maximum loss, provide greater diversification of risk and minimize exposure to loss. The current portion of these liabilities represents the payments expected to be made during the next 12 months.


Professional liability

The Company's $51.9 million (current liabilities of $3.0 million and non-current liabilities of $48.9 million) of professional liability reserves as at August 31, 2002 (August 31, 2001 - $34.2 million) represent reserves for the Company's professional liability insurance programs. The total professional liability reserves represent non-discounted reserves of $59.1 million (August 31, 2001 - $40.3 million) discounted at 6.0% (August 31, 2001 - 6.0%).

Professional liability insurance for up to a limit of $1 million per occurrence is provided to the majority of physicians who are employed or contracted by companies under service agreements with the Company. Although the majority of the professional liability insurance available for physicians is provided in this manner, the contracted physicians may obtain their own professional liability insurance directly or through the contracting hospital with the Company's consent.

Prior to January 1, 2002, the Company procured such insurance coverage for professional liability claims on a claims-made basis. A previous insurance program with PHICO Insurance Company (the "PHICO Policies" and "PHICO"), which expired on January 1, 2001, provided an aggregate self-insurance retention for the first $27.0 million of claims incurred and reported during the period October 1, 1997 to January 1, 2001. The self-insurance retention amounts were completely paid as at August 31, 2002. In December 2000, the Company purchased an extended reported policy ("ERP") for the PHICO Policies covering claims reported after January 1, 2001, but incurred during the coverage period of the PHICO Policies, for a premium of $18.0 million. The ERP has an aggregate limit of $40.0 million. For calendar 2001, the Company purchased insurance which provides up to $10.0 million of coverage on a first year, claims-made basis.

Effective January 1, 2002, the Company self-insured professional liability claims for claims incurred during calendar 2001 and reported on or after January 1, 2002 and for claims occurring on or after January 1, 2002.

On February 1, 2002, PHICO was placed into liquidation by the Insurance Commissioner of the Commonwealth of Pennsylvania. The PHICO Liquidation Order will impact pending professional liability claims covered under the PHICO Policies and both pending claims under the ERP and claims not yet reported under the ERP. Those claims pending under the PHICO Policies will be eligible for coverage under individual state guaranty funds, subject to various limitations and exclusions based upon net worth of the insured and the presence of other applicable insurance. The amount of coverage available under each state guaranty fund will vary according to the limits and specific provisions of those funds. Those claims falling within the coverage of the ERP will also be eligible for coverage under the individual state guaranty funds, although the guaranty fund provisions may apply differently to claims under the ERP. Some state guaranty funds may deny coverage for any claims under the ERP brought after March 2, 2002. The Company is pursuing various options in an attempt to maximize insurance coverage for ERP claims, including litigation as necessary.

The Company has an estimated $91.0 million in reported claims and incurred but not reported claims ("IBNR") based on reported claim reserves, development factors and actuarial analysis of IBNR related to the PHICO Policies and the ERP. Of this amount, it is estimated that $27.2 million of claim costs as at August 31, 2002 ($22.0 million when discounted at 6%) (August 31, 2001 - $17.0 million when discounted at 6%) may likely exceed or be excluded from specific state fund guaranty limits or exceed the ERP's $40.0 million aggregate limit and would be borne by the Company. As at August 31, 2002, the Company has fully provided for its estimated liability.


NOTE 10 - LIABILITIES SUBJECT TO COMPROMISE

The principal categories of claims classified as liabilities subject to compromise under reorganization proceedings are identified below. All amounts below may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to disputed claims, or other events, including the reconciliation of claims filed with the Bankruptcy Court to amounts included in the Company's records. Additional prepetition claims may arise from the rejection of additional executory contracts or unexpired leases by the Company. Under a confirmed plan or plans of reorganization, all prepetition claims may be paid and discharged at amounts substantially less than their allowed amounts.

On a consolidated basis, recorded liabilities subject to compromise under the reorganization proceedings consisted of the following:

August 31, ($ in millions)                           2002            2001
-----------------------------------------------------------------------------

Accrued liabilities                                  $11.3           $12.7
Safety-Kleen Guarantees (Notes 12 and 25)             77.3            77.3
Derivative liabilities (Note 14)                      89.5            89.5
Safety-Kleen settlement (Notes 12 and 25)            225.0           225.0
Accrued interest payable                             370.7           370.7
Facility (as defined in Note 14)                   1,163.3         1,163.3
Debentures (as defined in Note 14)                 2,040.0         2,040.0
-----------------------------------------------------------------------------
                                                  $3,977.1        $3,978.5
=============================================================================

As a result of the Debtors' chapter 11 filing, principal and interest payments may not be made on pre-petition debt of the Debtors without Bankruptcy Court approval or until a reorganization plan or plans defining the repayment terms, has been confirmed. The total interest on pre-petition debt that was not paid or accrued during fiscal 2002 was $274.2 million ($324.5 million since June 29, 2001). The Bankruptcy Code generally disallows the payment of interest that accrues post-petition with respect to unsecured or under-secured claims.

The Debtors are parties to litigation matters and claims that are incurred in the normal course of its operations. Generally, litigation related to "claims", as defined by the Bankruptcy Code, is stayed. The outcome of the bankruptcy process on these matters cannot be predicted with certainty.

In addition to items for which liabilities subject to compromise have been reflected in these consolidated financial statements, proofs of claim in the amount of approximately $150 million have been filed against the Debtors and will need to be addressed in proceedings before the Bankruptcy Court and the Canadian Court. The Company continues to review the proofs of claim and has filed or will file appropriate objections to the claims in the Bankruptcy and Canadian Courts. As of November 30, 2002, the Company believes it has identified approximately $94 million, which relate to obligations of the operating subsidiaries of the Company and $43 million of such claims which are duplicative or without merit.


NOTE 11 - CAPITAL STOCK

If the plan of reorganization (See Note 1) is approved, all outstanding Common Shares, options to acquire Common Shares and Preference Shares will be cancelled.

(a)      AUTHORIZED
         An unlimited number of Common Shares.

         An unlimited number of First, Second, Third and Fourth Preference Shares, each of which is issuable in series, are authorized. Unlimited numbers are designated as First Preference Shares Series E, Convertible First Preference Shares Series F and Convertible First Preference Shares Series G.

(b)      ISSUED AND FULLY PAID PREFERENCE SHARES


         August 31, ($ in millions except per share amounts)                      2002           2001         2000
         ----------------------------------------------------------------------------------------------------------
         5% Cumulative Convertible First Preference Shares Series G; issued at
         Cdn. $20 per share, redeemable at the Company's discretion, at Cdn.
         $20 per share; issued and outstanding 528,770 (August 31, 2001 -
         528,770; August 31, 2000 - 528,770)                                      $7.9          $7.9          $7.9
         ----------------------------------------------------------------------------------------------------------

(c)      MATERIAL CHANGES IN ALL CLASSES OF CAPITAL STOCK SINCE
         SEPTEMBER 1, 1999

         During fiscal 2000, the Company purchased 4,710,900 Common Shares for cancellation at a total cost of $26.1 million.

(d)      STOCK OPTION AND STOCK PURCHASE PLANS

         The Company has two existing employee stock option plans, a directors' stock option plan and employee stock purchase plans. Due to the Company's voluntary petition for reorganization, no options have been granted or exercised during fiscal 2002 or fiscal 2001. For more information on these plans, see
         Note 26.


NOTE 12 - DISCONTINUED OPERATIONS


HEALTHCARE BUSINESSES

During fiscal 2001, the Company concluded that the previously announced disposal of the healthcare businesses was no longer in the best interests of its stakeholders. The healthcare services businesses were therefore reinstated as continuing operations in fiscal 2001 and earlier years were reclassified.

As a result of recontinuing the healthcare services businesses in fiscal 2001, the Company reversed the remaining provision for loss on sale of discontinued operations. This reversal reduced net loss by $985.9 million ($3.02 per share) in fiscal 2001.

During fiscal 2000, while the healthcare businesses were considered discontinued operations, the Company recorded a provision for loss on sale of $987.8 million ($3.02 per share).

Upon recontinuance of the healthcare services businesses in fiscal 2001, the Company evaluated the healthcare services assets for impairment. The resulting impairment of goodwill is summarized in Note 13.


SAFETY-KLEEN CORP.

The Company owns 44% of the common shares of Safety-Kleen. On June 9, 2000, Safety-Kleen announced that it and 73 of its U.S. subsidiaries filed voluntary petitions for Chapter 11 relief in the United States Bankruptcy Court for the District of Delaware.

During fiscal 2002, the Company abandoned its investment in Safety-Kleen. As a result the operations for Safety-Kleen have been reported as discontinued operations and previously reported financial statements have been reclassified.

The summarized statements of operations for Safety-Kleen are as follows:

Year ended August 31, ($ millions)            2002         2001        2000
------------------------------------------------------------------------------
Equity in earnings                            $ -          $ -         $10.8
Investment impairment and other losses          -         (255.2)     (670.8)
------------------------------------------------------------------------------
                                              $ -        ($255.2)    ($660.0)
==============================================================================

During fiscal 2000, the Company recorded provisions for (i) investment impairment charges totalling $603.8 million to reduce the investment in Safety-Kleen to a nominal amount, (ii) $61.6 million owing under a guarantee by the Company of a Safety-Kleen note and (iii) $5.4 million for other amounts owing from Safety-Kleen.

During fiscal 2001, pursuant to a resolution in fiscal 2002 of various disputes between the Company and Safety-Kleen, the Company recorded provisions for (i) a $225.0 million claim in favor of Safety-Kleen as a general unsecured claim in Class 6 of the Company's plan of reorganization, (ii) $15.7 million related to guarantees of certain industrial revenue bonds, (iii) $7.8 million related to insurance matters, (iv) $6.0 million related to guarantees of performance bonds and (v) $0.7 million related to certain other litigation matters. These items are described further in Note 25.


Contingencies related to Safety-Kleen

For information on guarantees and other contingencies related to Safety-Kleen, see Note 25.


Restated financial statements of Safety-Kleen

On July 9, 2001, Safety-Kleen issued consolidated financial statements for the year ended August 31, 2000 and restated consolidated financial statements for the years ended August 31, 1997 through August 31, 1999 and, on September 26, 2001, issued interim consolidated financial statements for the nine months ended May 31, 2001, including financial information for the first, second and third quarters of fiscal 2001. Safety-Kleen reported that it had not restated any quarterly financial results for periods prior to fiscal 2001.

Management of the Company has not been provided access to all of the supporting information for Safety-Kleen's restated consolidated financial statements. As a result, the Company has not been able to assess the basis upon which Safety-Kleen restated its financial statements. In addition, given the Company's varying ownership percentages of Safety-Kleen throughout fiscal 2000, 1999, 1998 and 1997, the Company is unable to determine what impact, if any, that Safety-Kleen's restatement may have on the Company's previously reported results for fiscal years ended August 31, 2000 and prior years.

Because the Company wrote off the value of its investment in Safety-Kleen during fiscal 2000, Safety-Kleen's restated consolidated financial statements and its reported fiscal 2000 results would not result in any adjustments to the Company's previously reported consolidated balance sheet as of August 31, 2000 nor to any consolidated balance sheets reported for any period ending subsequent to August 31, 2000. However, given the Safety-Kleen restatement and assuming the accuracy thereof, a portion of the losses associated with the impairment of the Company's investment in Safety-Kleen that were recorded as part of the $660.0 million loss relating to Safety-Kleen, reflected in the Company's consolidated statement of operations for the fiscal year ended August 31, 2000, may be properly allocable to earlier fiscal periods.

Given the Company's varying ownership percentages in Safety-Kleen and the lack of access to all of the supporting information for Safety-Kleen's restatements, the Company is only able to estimate the effect of Safety-Kleen's restatements on the Company's statements of operations. These estimated ranges are as follows ($ millions):


                                                            Safety-Kleen's           The Company's estimated
                           The Company's ownership             reported                 range of potential
Year ended               percentage in Safety-Kleen           adjustments:                  adjustments:
August 31,                    during the period              Income (loss)                  Income (loss)
------------------------------------------------------------------------------------------------------------------
Pre-2000                 35.3%        to      100.0%           ($588.1)           ($217.6)       to       ($262.3)
2000                     43.5%        to       43.6%             N/A                217.6*       to         262.3*
Total for all years
------------------------------------------------------------------------------------------------------------------
                         35.3%        to      100.0%           ($588.1)             $ -          to         $ -
==================================================================================================================

* The estimated range of adjustments recorded prior to the second quarter of fiscal 2000 would decrease the reported investment impairment loss in fiscal 2000.

While the Company has not restated its previously reported consolidated financial results and has recorded no equity income or loss with respect to its investment in Safety-Kleen since November 30, 1999, if Safety-Kleen reports or provides the Company with the required quarterly financial information for the restated fiscal periods and if Safety-Kleen enables the Company to assess the supporting information for its restatements, the Company may be required to restate its consolidated financial statements for the fiscal years ended August 31, 2000 and prior years.


NOTE 13 - GOODWILL IMPAIRMENT LOSSES

Fiscal 2002 goodwill impairment losses

During fiscal 2002, the Company incurred a goodwill impairment charge of $194.7 million ($123.5 million in the Greyhound business, $58.0 million in the healthcare services segment and $13.2 million in the contract bus services segment). The goodwill impairment in the Greyhound business was due to a significant decline in the market value of the business due to the effect of September 11, 2001, the unrelated October 3, 2001 incident involving a Greyhound passenger and general economic conditions. The goodwill impairments in the healthcare and contract bus services segments were due to further reductions in expected future performance.


Fiscal 2001 goodwill impairment losses

During fiscal 2001, the Company incurred a goodwill impairment charge of $1,105.1 million. The Company reviewed the value assigned to goodwill, because the following factors indicated that a permanent impairment in value existed at all of the reported segments: (i) a significant decrease in the market value of the businesses primarily due to the Company's June 28, 2001 voluntary petition for reorganization (See Note 1) and/or (ii) continued depressed operating results over the last few years. The goodwill impairment was calculated based on independent valuations of the underlying businesses.

The $1,105.1 million goodwill impairment charge is comprised of a $128.5 million charge in the contract bus services business, a $372.1 million charge in the Greyhound business and a $604.5 million charge in the healthcare services business.


NOTE 14 - OTHER FINANCING RELATED EXPENSES

The Company has incurred the following pre-tax charges as a result of (i) events of default under the Company's $1.425 billion syndicated bank facility (the "Facility"), (ii) events of default on certain Company debentures totaling $2.04 billion (the "Debentures") and (iii) the voluntary petition for reorganization as described in Note 1:

Year Ended August 31, ($ millions)           2002         2001          2000
-----------------------------------------------------------------------------
Net hedging losses on interest rate swaps     $ -         $ -           $71.7
Deferred financing costs                        -           -            15.3
Interest earned on cash accumulated during
   Chapter 11 and CCAA                         (1.4)       (0.2)          -
Professional fees and other costs              46.1        64.0          14.5
-----------------------------------------------------------------------------
                                              $44.7       $63.8        $101.5
=============================================================================

Prior to fiscal 2000, the Company had entered into interest rate swap contracts and interest rate options (collectively, the "Swaps") to lower funding costs and alter interest rate exposures. As a result of violations of the covenants under the Facility and the Debentures and the interest payment moratorium, the counterparties terminated all Swap contracts. In addition, the Swaps were no longer effective hedges, as the various debentures that they were hedging had become current obligations. Therefore, the market value of the Swaps as of the termination date of the Swap contracts of $89.5 million, net of deferred swap premiums of $17.8 million, was accrued and expensed during the year ended August 31, 2000.

Deferred financing costs totaling $15.3 million relating to the Debentures, which previously were being amortized over the life of the related debt instruments, were expensed during the year ended August 31, 2000.

Professional fees and other costs include financing, accounting, legal and consulting services incurred by the Company during the ongoing negotiations with the Facility members and Debenture holders and relating to the voluntary petition for reorganization. None of these services were provided by the Company's independent auditors.

Upon the successful completion of the proposed reorganization, the Company expects to pay completion fees, which may be approximately $15 million. The Company has not accrued for these fees.


NOTE 15 - INCOME TAXES

Income (loss) from continuing operations before income taxes and provision for (recovery of) income taxes by geographic area are as follows:

Year Ended August 31, ($ millions)                               2002                 2001             2000
--------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME
  TAXES
United States and foreign
   Before goodwill  impairment losses and other financing
     related expenses                                            $31.9                  $0.8          ($43.3)
   Goodwill impairment losses                                   (194.7)             (1,010.0)            -
   Other financing related expenses                              (15.1)                (58.9)          (11.3)
--------------------------------------------------------------------------------------------------------------
                                                                (177.9)             (1,068.1)          (54.6)
--------------------------------------------------------------------------------------------------------------
Canada
   Before goodwill impairment losses and other financing
     related expenses                                             73.3                (207.3)         (183.0)
   Goodwill impairment losses                                      -                   (95.1)            -
   Other financing related expenses                              (29.6)                 (4.9)          (90.2)
--------------------------------------------------------------------------------------------------------------
                                                                  43.7                (307.3)         (273.2)
--------------------------------------------------------------------------------------------------------------
Total
   Before goodwill impairment losses and other financing
     related expenses                                            105.2                (206.5)         (226.3)
   Goodwill impairment losses                                   (194.7)             (1,105.1)            -
   Other financing related expenses                              (44.7)                (63.8)         (101.5)
--------------------------------------------------------------------------------------------------------------
                                                               ($134.2)            ($1,375.4)        ($327.8)
==============================================================================================================

Year Ended August 31, ($ millions)                                         2002                 2001                 2000
-------------------------------------------------------------------------------------------------------------------------
PROVISION FOR (RECOVERY OF) CURRENT INCOME TAXES
   United States and foreign
   Canada                                                                 ($10.8)               ($48.3)              $5.9
-------------------------------------------------------------------------------------------------------------------------
                                                                             1.0                   2.5                0.7
-------------------------------------------------------------------------------------------------------------------------
   Total                                                                   ($9.8)               ($45.8)              $6.6
-------------------------------------------------------------------------------------------------------------------------
PROVISION FOR FUTURE INCOME TAXES
   United States and foreign                                                $-                   $ -               $161.3
   Canada                                                                    -                     -                 93.9
-------------------------------------------------------------------------------------------------------------------------
                                                                            $-                   $ -               $255.2
-------------------------------------------------------------------------------------------------------------------------
TOTAL PROVISION FOR (RECOVERY OF) INCOME TAXES
   United States and foreign                                              ($10.8)               ($48.3)            $167.2
   Canada                                                                    1.0                   2.5               94.6
-------------------------------------------------------------------------------------------------------------------------
                                                                           ($9.8)               ($45.8)            $261.8
=========================================================================================================================


The Company's effective income tax rates on income from continuing operations before goodwill impairment losses and other financing related expenses are as follows:

                                                                            2002                    2001            2000
Year Ended August 31, ($ millions)                                    $                %              %               %
----------------------------------------------------------------------------------------------------------------------------
Combined basic Canadian Federal and
   Provincial income taxes                                          $41.5              39.4%         (42.8)%        (44.2)%
Effect of lower taxes applicable to U.S. and
   foreign income                                                    (3.7)             (3.5)           6.4          (20.3)
Permanent differences                                                12.3              11.7           10.3           17.1
Unrecognized current year benefit                                     -                 -             33.2           55.6
Foreign loss carryback realized                                     (13.2)            (12.5)         (29.1)           -
Valuation reserve adjustments                                       (47.3)            (45.0)           -            107.8
Other                                                                 0.6               0.6           (0.2)          (0.3)
----------------------------------------------------------------------------------------------------------------------------
Effective income taxes                                              ($9.8)             (9.3)%        (22.2)%        115.7%
============================================================================================================================

The net future income tax assets and liabilities contain the following temporary differences:

August 31, ($ millions)                                                                2002                     2001
----------------------------------------------------------------------------------------------------------------------
Future income tax assets:
   Net operating loss carryforwards                                                  $393.1                    $387.3
   Interest deduction carryforwards                                                   268.0                     290.1
   Accruals not yet deducted and other items                                          331.9                     287.9
----------------------------------------------------------------------------------------------------------------------
Future income tax assets                                                              993.0                     965.3

Future income tax liabilities:
   Difference in property and equipment and goodwill basis
                                                                                      141.7                     133.7
----------------------------------------------------------------------------------------------------------------------

Net future income tax asset before valuation reserve                                  851.3                     831.6
Valuation reserve                                                                    (851.3)                   (831.6)
----------------------------------------------------------------------------------------------------------------------
Total                                                                                 $ -                       $ -
======================================================================================================================

During fiscal 2001, the Company recovered foreign taxes previously paid of $60.0 million.

The Company has net operating loss carryforwards of approximately $1.125 billion that, depending upon the jurisdiction, expire between the years 2003 and 2022. Net operating loss carryforwards of approximately $680 million, which expire between 2003 and 2009 and capital loss carryforwards of approximately $122 million, with no limitation on expiration, are associated with its Canadian incorporated entities. Net operating loss carryforwards of approximately $445 million are associated with its United States incorporated entities and expire between 2010 and 2022. If the plan of reorganization (See Note 1) is approved, it is projected that a significant portion of the net operating loss carryforwards and all of the capital loss carryforwards will be reduced as a result of the forgiveness of debt, resulting in no anticipated cash taxes. In addition, the Company has $706 million of deferred interest expense for income tax purposes, with no limitation on expiration.

During fiscal 2000, the Company believed it was no longer more likely than not that it would realize these benefits and accordingly, increased the valuation reserves by $243.9 million to fully provide for the net future income tax assets. In addition, a future income tax asset of $21.5 million relating to the Company's investment in Safety-Kleen was charged as a tax expense.

NOTE 16 - EARNINGS (LOSS) PER SHARE

The earnings (loss) per share figures are calculated using the weighted average number of shares outstanding during the respective fiscal years. Assumed exercise of the employee and directors' stock options would not be dilutive in any of the respective fiscal years.

Under the proposed plan of reorganization, the existing common shares, preferred shares and stock options will be cancelled and new common stock will be issued to the Debtors' creditors who have prepetition amounts owing. The plan of reorganization has yet to be confirmed by the courts.

Information required to calculate the basic or primary earnings per share is as follows:

Year Ended August 31,
($ millions except per share amounts)                                        2002                2001                2000
-----------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations                                            ($124.4)            ($1,329.6)           ($589.6)
Preference share dividends                                                     -                    (0.3)              (0.4)
-----------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations available to common shareholders
                                                                            (124.4)             (1,329.9)            (590.0)
Income (loss) from discontinued operations (Note 12)                           -                   730.7           (1,647.8)
-----------------------------------------------------------------------------------------------------------------------------
Net loss available to common shareholders                                  ($124.4)              ($599.2)         ($2,237.8)
-----------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding (millions)                     325.9                 325.9              327.0
-----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share
   Continuing operations                                                     ($0.38)               ($4.08)            ($1.80)
   Discontinued operations                                                     -                     2.24              (5.04)
-----------------------------------------------------------------------------------------------------------------------------
   Net loss                                                                  ($0.38)               ($1.84)            ($6.84)
-----------------------------------------------------------------------------------------------------------------------------

NOTE 17 - STATEMENT OF CASH FLOWS

Year Ended August 31, ($ millions)                                2002                2001               2000
----------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) FINANCING
  OTHER WORKING CAPITAL ITEMS COMPRISES:
Trade and other accounts receivable                                 $31.7               $22.5              $44.5
Income taxes recoverable                                             (7.6)               (3.7)               5.1
Parts and supplies                                                   (0.9)               (1.8)              (7.5)
Other current assets                                                 21.2               (15.4)               0.6
Accounts payable and accrued liabilities                              1.8               (44.8)              (7.7)
----------------------------------------------------------------------------------------------------------------
                                                                    $46.2              ($43.2)             $35.0
================================================================================================================

During fiscal 2002, the Company purchased $31.3 million worth of vehicles that were financed by debt (2001 - $24.1 million, 2000 - $17.6 million).

NOTE 18 - SALE OF ASSETS

During fiscal 2002, the Company received $4.2 million for various notes receivable previously written off. These transactions resulted in a pre-tax gain of $4.2 million, which was included in other income (loss).

During fiscal 2001, the Company sold its investment in a food services business for $18.9 million and sold another investment for $1.4 million. These transactions resulted in a pre-tax loss of $6.6 million, which was included in other income (loss).

During fiscal 2000, the Company received $2.4 million as compensation for the expropriation of its Canadian ambulance transportation licenses. This transaction resulted in no net pre-tax gain or loss.

NOTE 19 - ACQUISITIONS

During fiscal 2002, the Company purchased seven contract bus services businesses.

During fiscal 2001, the Company purchased one contract bus services business and two Greyhound businesses. During fiscal 2000, the Company purchased six contract bus services businesses, three Greyhound businesses and seven healthcare services businesses.

These acquisitions have been accounted for as purchases, and accordingly, these financial statements include the results of operations of the acquired businesses from the dates of acquisition.

The expenditures are summarized as follows:

Year Ended August 31, ($ millions)                                2002                2001               2000
-----------------------------------------------------------------------------------------------------------------
Assets acquired, at fair value
   Property and equipment                                            $2.6                $1.8              $33.8
   Goodwill                                                           -                   1.5               60.8
   Long-term investments and other assets                             1.4                (1.7)               0.8
-----------------------------------------------------------------------------------------------------------------
                                                                      4.0                 1.6               95.4
Liabilities assumed
   Other long-term liabilities                                       (0.2)               (0.4)             (12.5)
   Long-term debt                                                     -                   -                (17.1)
-----------------------------------------------------------------------------------------------------------------
                                                                      3.8                 1.2               65.8
Working capital                                                      (0.2)                0.8                1.7
-----------------------------------------------------------------------------------------------------------------
Cash expended on acquisitions                                        $3.6                $2.0              $67.5
=================================================================================================================


Details of the businesses acquired during the year ended August 31, 2001 are as follows: ($ millions)


                                                              Contract Bus
                                                                Services              Greyhound             Total
--------------------------------------------------------------------------------------------------------------------
Assets acquired, at fair value
   Property and equipment                                           $ -                  $1.8               $1.8
   Goodwill                                                           0.1                 1.4                1.5
   Long-term investments and other assets                             -                  (1.7)              (1.7)
--------------------------------------------------------------------------------------------------------------------
                                                                      0.1                 1.5                1.6
Liabilities assumed
   Other long-term liabilities                                        -                  (0.4)              (0.4)
   Long-term debt                                                     -                   -                  -
--------------------------------------------------------------------------------------------------------------------
                                                                      0.1                 1.1                1.2
Working capital                                                       -                   0.8                0.8
--------------------------------------------------------------------------------------------------------------------
Cash expended on acquisitions                                        $0.1                $1.9               $2.0
====================================================================================================================


Details of the businesses acquired during the year ended August 31, 2000 are as follows: ($ millions)

                                                            Contract Bus                          Healthcare
                                                              Services          Greyhound           Services             Total
---------------------------------------------------------------------------------------------------------------------------------
Assets acquired, at fair value
   Property and equipment                                        $13.5             $20.1               $0.2             $33.8
   Goodwill                                                       11.1              28.9               20.8              60.8
   Long-term investments and other assets                          0.7               0.1                -                 0.8
---------------------------------------------------------------------------------------------------------------------------------
                                                                  25.3              49.1               21.0              95.4
Liabilities assumed
   Other long-term liabilities                                    (3.8)             (2.6)              (6.1)            (12.5)
   Long-term debt                                                 (0.3)            (16.3)              (0.5)            (17.1)
---------------------------------------------------------------------------------------------------------------------------------
                                                                  21.2              30.2               14.4              65.8
Working capital                                                   (0.1)              2.3               (0.5)              1.7
---------------------------------------------------------------------------------------------------------------------------------
Cash expended on acquisitions                                    $21.1             $32.5              $13.9             $67.5
=================================================================================================================================

NOTE 20 - COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

Rental expense incurred under operating leases was $148.3 million, $127.6 million and $138.2 million in fiscal 2002, fiscal 2001 and fiscal 2000, respectively.

The Company leases some of the vehicles used in its operations. These vehicles generally provide for the lessee to pay taxes, maintenance, insurance and certain other operating costs. The leases on most of the vehicles contain certain purchase provisions or residual value guarantees and have lease terms of typically seven years. Of those leases that contain residual value guarantees, the aggregate residual value at lease expiration is $140.2 million (August 31, 2001 - $125.2 million), of which the Company has guaranteed $87.6 million (August 31, 2001 - $78.0 million). The table of future minimum operating lease payments that follows excludes any payment related to the residual value guarantee, which may be due upon termination of the lease. The Company has the right to exercise a purchase option with respect to the leased vehicles or the vehicles can be sold to a third party. To date, the Company has never incurred any liability as a result of the residual value guarantee.

Rentals payable under operating leases for premises, vehicles and equipment are as follows ($ millions):

Year ending August 31,                        2003                   $131.4
                                              2004                    105.8
                                              2005                     87.1
                                              2006                     57.0
                                              2007                     37.8
                                              thereafter               58.7
-----------------------------------------------------------------------------
                                                                     $477.8
=============================================================================



Corporate guarantees

Refer to Note 25 for corporate guarantees relating to Safety-Kleen.

Letters of credit

At August 31, 2002, the Company had $124.1 million (August 31, 2001 - $91.4 million) in outstanding letters of credit. A total of $52.3 million of these letters of credit have been issued under the DIP and Greyhound Facilities with substantially all of the balance being issued under the Facility.

Environmental matters

The Company's operations are subject to numerous environmental laws, regulations and guidelines adopted by various governmental authorities in the jurisdictions in which the Company operates. Liabilities are recorded when environmental liabilities are either known or considered probable and can be reasonably estimated. On an ongoing basis, management assesses and evaluates environmental risk and, when necessary, conducts appropriate corrective measures.

The Company provides for environmental liabilities using its best estimates. Actual environmental liabilities could differ significantly from these estimates.

Income tax matters

The respective tax authorities, in the normal course, audit the Company's tax filings of previous fiscal years. It is not possible at this time to predict the final outcome of these audits or to establish a reasonable estimate of possible additional taxes owing, if any.

Legal proceedings

The Company is a defendant in various lawsuits arising in the ordinary course of business, primarily cases involving personal injury and property damage claims and employment related claims. Based on the Company's assessment of known claims and its historical claims payout pattern and discussion with internal and outside legal counsel and risk management personnel, management believes that there is no proceeding either threatened or pending against the Company relating to such personal injury and/or property damage claims arising out of the ordinary course of business that, if resolved against the Company, would have a materially adverse effect upon the Company's consolidated financial position or results of operations.

As described in Note 1, the Debtors filed a voluntary petition for reorganization under the Bankruptcy Code on June 28, 2001. Management of the Company continues to operate the business of the Debtors as a debtor-in-possession. In this proceeding, the Debtors intend to propose and seek confirmation of a plan or plans of reorganization. Pursuant to the automatic stay provision of the respective Bankruptcy Codes, virtually all pending prepetition litigation against the Debtors is currently stayed.

The Company is a party to securities litigation commenced by shareholders of the Company and of Safety-Kleen and by bondholders of the Company and Safety-Kleen. As a result of the Company's voluntary petitions for relief under the protection of the Bankruptcy Code and the CCAA, these actions are stayed with respect to the Company. A settlement of securities litigation commenced by bondholders of the Company has been approved by the Bankruptcy Court and the Canadian Court; if the settlement receives the other required judicial approvals and is implemented on the current terms, the plaintiff bondholder classes would receive $42.875 million and the estate of the Company would receive $12.5 million. Pursuant to an order of the Bankruptcy Court, the other securities claims are subordinated and will receive no distributions under the plan of reorganization. See Note 27 for additional details with respect to the various securities litigation cases.

A complaint was filed in the United States District Court for the Southern District of Mississippi against the Company and others. The complaint alleges causes of action for breach of contract, tortious breach of contract, breach of fiduciary duty, breach of duty of good faith and fair dealing, breach of duty of confidential relations, usurpation of corporate opportunity, negligent misrepresentation, fraudulent misrepresentation, violation of federal antitrust statutes, tortious interference with contractual relations, tortious interference with prospective contractual relations, tortious interference with prospective business relationships, fraud and abuse of superior bargaining power. This case alleges that plaintiff and Laidlaw Osco Holdings, Inc. (now Safety-Kleen Osco Holdings, Inc.) agreed to form a corporation to own and develop a hazardous waste treatment facility in Mississippi.

On November 6, 2000, a complaint was filed in the United States District Court for the Southern District of Mississippi against the Company and others. The complaint alleges causes of action for breach of contract, tortious breach of contract, breach of fiduciary duty, breach of duty of good faith and fair dealing, breach of duty of confidential relations, negligent misrepresentation, fraudulent misrepresentation, violation of federal and state antitrust statutes, tortious interference with prospective business relationships, fraud, and abuse of superior bargaining power. This case alleges that plaintiff was injured as a result of the Company's 1994 acquisition of United States Pollution Control, Inc., a company that was developing a hazardous waste project in Mississippi in a joint venture with the plaintiff. On June 14, 2001, the court entered an order consolidating this action with the action detailed above. Although the claims against the Company have been stayed, plaintiffs have filed proofs of claims in the Company's bankruptcy case and have moved the Bankruptcy Court to modify the automatic stay to allow them to pursue their claims against the Company.

On December 13, 2002 the Bankruptcy Court issued an order disallowing in their entirety and expunged in all respects these two complaints filed in the United States District Court for the Southern District of Mississippi.

Healthcare Services Issues

A substantial majority of the Company's healthcare services revenue is attributable to payments received from third-party payors including Medicare, Medicaid and private insurers. The Company is subject to various regulatory requirements in connection with its participation in the Medicare and Medicaid programs. The Center for Medicare and Medicaid Services has enacted rules that will revise the policy on Medicare coverage of ambulance services focusing on the medical necessity for the particular ambulance services. Rule changes in this area will impact the business of the Company. The Company has implemented a plan which it believes will mitigate potential adverse effects of rule changes on its business.

The Company, like other Medicare and Medicaid providers, is subject to government audits of its Medicare and Medicaid reimbursement claims. Accordingly, retroactive revenue adjustments from these programs could occur. The Company is also subject to the Medicare and Medicaid fraud and abuse laws, which prohibit any bribe, kick-back or rebate in return for the referral of Medicare or Medicaid patients. Violations of these prohibitions may result in civil and criminal penalties and exclusion from participation in the Medicare and Medicaid programs. The Company has implemented policies and procedures that it believes will assure that it is in substantial compliance with these laws and has accrued provisions, as appropriate, for settlement of prior claims.

The Company is currently undergoing investigations by certain government agencies regarding compliance with Medicare fraud and abuse statutes. The Company is cooperating with the government agencies conducting these investigations and is providing requested information to the governmental agencies. These reviews are covering periods prior to the Company's acquisition of the operations of certain businesses, as well as for periods after acquisition. Management believes that the remedies existing under specific purchase agreements and accruals established in the consolidated financial statements are sufficient.

Fuel purchase commitments

Historically, fuel costs represent approximately 3% to 5% of revenue. Due to the significance of fuel expenses, particularly diesel fuel, to the operations of the Company and the historical volatility of fuel prices, the Company has initiated a program to minimize the fluctuations in the price of its diesel fuel purchases. The intent of the program is to mitigate the impact of fuel price changes on the Company's operating margins and overall profitability by entering into forward supply contracts ("FSCs") with certain vendors. The Company enters into FSCs for roughly one third of the Company's total annual fuel purchases. The FSCs generally stipulate set bulk delivery volumes at prearranged prices for a set period. The volumes agreed to be purchased by the Company are well below the forecasted total bulk fuel needs for the given location. Therefore, the risk of being forced to purchase fuel through the FSCs that is not required by the Company is minimal. Also, to the extent that the Company enters FSCs for portions of its total fuel needs, it may not realize the benefit of decreases in fuel prices. Conversely, to the extent that the Company does not enter into FSCs for portions of its total fuel needs, it may be adversely affected by increases in fuel prices.

NOTE 21 - SEGMENTED INFORMATION

The Company has three reportable segments: contract bus services, Greyhound and healthcare services. The contract bus services segment consists of two operating units. One unit provides school bus transportation throughout Canada and the United States. The other unit provides municipal transit and paratransit bus transportation within the United States. The Greyhound segment provides inter-city and tourism bus transportation throughout North America. The healthcare services segment consists of two operating units. One unit provides healthcare transportation services in the United States and the other provides emergency management services in the United States.

The Company evaluates performance and allocates resources based on income from operations before depreciation and amortization. The accounting policies of the reportable segments are the same as those described in Note 2. The Company's reportable segments are business units that offer different services and are each managed separately.

SERVICES

Year Ended August 31, ($ millions)                                      2002                2001                   2000
--------------------------------------------------------------------------------------------------------------------------
                                                                                     CONTRACT BUS SERVICES
--------------------------------------------------------------------------------------------------------------------------
Revenue                                                                $1,789.2             $1,774.2             $1,728.1
Income from operations before depreciation and amortization*
Depreciation and amortization                                             257.8                141.4                303.8
Income (loss) from operations*                                            186.6                189.8                187.1
Total identifiable assets                                                  71.2                (48.4)               116.7
Capital expenditures                                                    1,859.5              1,814.3              1,909.9
     -   sustenance and expansion (net)
     -   acquisitions                                                     152.2                154.6                190.7
                                                                            3.6                  0.1                 21.1
--------------------------------------------------------------------------------------------------------------------------
                                                                                           GREYHOUND
--------------------------------------------------------------------------------------------------------------------------
Revenue                                                                $1,223.7             $1,254.8             $1,197.8
Income (loss) from operations before depreciation and
   amortization**                                                         (69.9)              (286.7)                93.2
Depreciation and amortization                                              58.1                 63.8                 61.2
Income (loss) from operations**                                          (128.0)              (350.5)                32.0
Total identifiable assets                                                 731.8                863.8              1,216.1
Capital expenditures
     -   sustenance and expansion (net)                                    62.6                 85.3                 33.3
     -   acquisitions                                                       -                    1.9                 32.5
--------------------------------------------------------------------------------------------------------------------------
                                                                                      HEALTHCARE SERVICES
--------------------------------------------------------------------------------------------------------------------------
Revenue                                                                $1,419.2             $1,389.3         $    1,347.2
Income (loss) from operations before depreciation and
   amortization***                                                         38.4               (576.4)               (11.1)
Depreciation and amortization                                              58.7                 74.7                 78.1
Loss from operations***                                                   (20.3)              (651.1)               (89.2)
Total identifiable assets                                                 944.1                938.1              1,588.7
Capital expenditures
     -   sustenance and expansion (net)                                    55.5                 38.4                 36.0
     -   acquisitions                                                       -                    -                   13.9
==========================================================================================================================

* Including a goodwill impairment charge of $13.2 in 2002 ($128.5 in 2001 and $NIL in 2000) (Note 13)

** Including a goodwill impairment charge of $123.5 in 2002 ($372.1 in 2001 and $NIL in 2000) (Note 13)

*** Including a goodwill impairment charge of $58.0 in 2002 ($604.5 in 2001 and $NIL in 2000) (Note 13)


GEOGRAPHIC

Year Ended August 31, ($ millions)                                      2002                2001                   2000
------------------------------------------------------------------------------------------------------------------------------
                                                                                         UNITED STATES
------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                $4,089.9             $4,073.7             $3,930.1
Income (loss) from operations before depreciation and
   amortization*                                                          173.0               (683.8)               321.0
Income (loss) from operations*                                            (98.3)              (978.8)                27.1
Total long-lived assets**                                               2,154.3              2,397.9              3,447.0
------------------------------------------------------------------------------------------------------------------------------
                                                                                             CANADA
------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                  $342.2               $344.6               $343.0
Income (loss) from operations before depreciation and
   amortization***                                                         53.3                (37.9)                64.9
Income (loss) from operations***                                           21.2                (71.2)                32.4
Total long-lived assets**                                                 336.5                317.6                441.6
==============================================================================================================================

* Including goodwill impairment charges of $194.7 in 2002 ($1,010.0 in 2001 and $NIL in 2000) (Note 13)

**  Long-lived assets represents property, equipment and goodwill

*** Including goodwill impairment charges of $NIL in 2002 ($95.1 in 2001 and $NIL in 2000) (Note 13)

CONSOLIDATED

Year Ended August 31, ($ millions)                                      2002                2001                   2000
------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                $4,432.1             $4,418.3             $4,273.1
------------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations before depreciation and
   amortization*                                                          226.3               (721.7)               385.9
Depreciation and amortization expense                                     303.4                328.3                326.4
------------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations*                                            (77.1)            (1,050.0)                59.5
Interest expense net of other income (loss)                               (12.4)              (261.6)              (285.8)
Other financing related expenses                                          (44.7)               (63.8)              (101.5)
Income tax recovery (expense)                                               9.8                 45.8               (261.8)
------------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations                                         ($124.4)           ($1,329.6)             ($589.6)
------------------------------------------------------------------------------------------------------------------------------
Total identifiable assets of segments                                  $3,535.4             $3,616.2             $4,714.7
Corporate assets                                                          555.7                593.6                473.2
------------------------------------------------------------------------------------------------------------------------------
Total assets                                                           $4,091.1             $4,209.8             $5,187.9
------------------------------------------------------------------------------------------------------------------------------
Capital expenditures
   -     sustenance and expansion (net)                                  $270.5               $278.4               $255.9
   -     acquisitions                                                       3.6                  2.0                 67.5
==============================================================================================================================

*Including goodwill impairment charges of $194.7 in 2002 ($1,105.1 in 2001; $NIL in 2000) (Note 13)


NOTE 22 - CONDENSED COMBINED FINANCIAL STATEMENTS OF ENTITIES IN REORGANIZATION PROCEEDINGS


             CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                           YEAR ENDED AUGUST 31, 2002

                                                 ENTITIES IN         ENTITIES NOT IN
                                               REORGANIZATION        REORGANIZATION                            CONSOLIDATED
($ millions)                                     PROCEEDINGS           PROCEEDINGS         ELIMINATIONS           TOTALS
-----------------------------------------------------------------------------------------------------------------------------
Revenue                                              $ -                  $4,432.1                $ -             $4,432.1
Operating expenses                                    12.2                 4,497.0                  -              4,509.2
Intercompany charges (income)                        (68.3)                   68.3                  -                  -
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) from operating
   segments                                           56.1                  (133.2)                 -                (77.1)
Interest expense, net of other income                  7.8                   (20.2)                 -                (12.4)
Intercompany interest income (expense)               240.4                  (240.4)                 -                  -
Other financing related expenses                     (29.7)                  (15.0)                 -                (44.7)
Equity loss of intercompany investments             (288.3)                    -                288.3                  -
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                    (13.7)                 (408.8)             288.3               (134.2)
Income tax recovery (expense)                         10.1                    (0.3)                 -                  9.8
Intercompany transfer of income tax
   losses                                           (120.8)                  120.8                  -                  -
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                  ($124.4)                ($288.3)            $288.3              ($124.4)
=============================================================================================================================

                  CONDENSED COMBINED CONSOLIDATED BALANCE SHEET
                              AS OF AUGUST 31, 2002

                                          ENTITIES IN        ENTITIES NOT IN
                                        REORGANIZATION        REORGANIZATION                              CONSOLIDATED
($ millions)                              PROCEEDINGS          PROCEEDINGS          ELIMINATIONS             TOTALS
-------------------------------------------------------------------------------------------------------------------------
ASSETS:
Current assets                                $80.2              $1,044.1                $ -                $1,124.3
Intercompany receivables and
   investments                              3,341.7                   -               (3,341.7)                  -
Long-term investments                          11.7                 401.6                  -                   413.3
Property and equipment                          3.8               1,673.9                  -                 1,677.7
Goodwill                                        -                   813.1                  -                   813.1
Other assets                                    -                    62.7                  -                    62.7
-------------------------------------------------------------------------------------------------------------------------
                                           $3,437.4              $3,995.4            ($3,341.7)             $4,091.1
-------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Current liabilities                           $12.1                $622.0                $ -                  $634.1
Intercompany payables                           -                   897.5               (897.5)                  -
Non-current liabilities                        11.8                 575.1                  -                   586.9
Liabilities subject to compromise           3,977.1                   -                    -                 3,977.1
SHAREHOLDERS' (DEFICIENCY) EQUITY
                                             (563.6)              1,900.8             (2,444.2)             (1,107.0)
-------------------------------------------------------------------------------------------------------------------------
                                           $3,437.4              $3,995.4            ($3,341.7)             $4,091.1
=========================================================================================================================



             CONDENSED COMBINED CONSOLIDATED STATEMENT OF CASH FLOWS
                           YEAR ENDED AUGUST 31, 2002

                                                   ENTITIES IN          ENTITIES NOT IN
                                                  REORGANIZATION        REORGANIZATION                           CONSOLIDATED
($ millions)                                       PROCEEDINGS            PROCEEDINGS         ELIMINATIONS          TOTALS
--------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities              $49.5                 $384.3                 $ -               $433.8
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Purchases of property and equipment                  (0.1)                (283.2)                  -               (283.3)
   Proceeds from sale of property
     and equipment                                       -                     45.5                   -                 45.5
   Proceeds from sale of assets                          1.2                    3.0                   -                  4.2
   Net increase in investments                           -                    (37.1)                  -                (37.1)
   Increase in intercompany investment                 (40.0)                   -                    40.0                -
   Other investing activities                            -                     (5.0)                  -                 (5.0)
--------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in)
   investing activities                                (38.9)                (276.8)                 40.0             (275.7)
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Net repayments of long-term debt                      -                    (95.8)                  -                (95.8)
Proceeds from share issues                               -                     40.0                 (40.0)               -
--------------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                    -                    (55.8)                (40.0)             (95.8)
--------------------------------------------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents               10.6                   51.7                   -                 62.3
Cash and cash equivalents at:
   Beginning of year                                    41.9                  239.3                   -                281.2
--------------------------------------------------------------------------------------------------------------------------------
   End of year                                         $52.5                 $291.0                 $ -               $343.5
================================================================================================================================

             CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
                           YEAR ENDED AUGUST 31, 2001

                                                     ENTITIES IN       ENTITIES NOT IN
                                                    REORGANIZATION      REORGANIZATION                          CONSOLIDATED
($ millions)                                         PROCEEDINGS         PROCEEDINGS         ELIMINATIONS          TOTALS
------------------------------------------------------------------------------------------------------------------------------
Revenue                                                   $ -              $4,418.3                 $ -            $4,418.3
Operating expenses                                         10.0             5,458.3                   -             5,468.3
Intercompany charges (income)                             (55.2)               55.2                   -                 -
------------------------------------------------------------------------------------------------------------------------------
Income (loss) from operating
   segments                                                45.2            (1,095.2)                  -            (1,050.0)
Interest expense, net of other income (loss)             (227.8)              (33.8)                  -              (261.6)
Intercompany interest income

   (expense)                                              482.7              (482.7)                  -                 -
Other financing related expenses                          (48.1)              (15.7)                  -               (63.8)
Impairment in value of
   intercompany investments                                 -                (644.2)                644.2               -
Equity loss of intercompany investments                  (650.7)                -                   650.7               -
------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing
   operations before income taxes                        (398.7)           (2,271.6)              1,294.9          (1,375.4)
Income tax recovery (expense)                              55.0                (9.2)                  -                45.8
------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                 (343.7)           (2,280.8)              1,294.9          (1,329.6)
Income (loss) from discontinued operations               (255.2)              985.9                   -               730.7
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                       ($598.9)          ($1,294.9)             $1,294.9           ($598.9)
==============================================================================================================================



                  CONDENSED COMBINED CONSOLIDATED BALANCE SHEET
                              AS OF AUGUST 31, 2001

                                         ENTITIES IN         ENTITIES NOT IN
                                        REORGANIZATION        REORGANIZATION                              CONSOLIDATED
($ millions)                              PROCEEDINGS          PROCEEDINGS          ELIMINATIONS             TOTALS
------------------------------------------------------------------------------------------------------------------------------

ASSETS:
Current assets                                $68.1              $1,009.8                $ -                $1,077.9
Intercompany receivables and
   investments                              3,485.8                   -               (3,485.8)                  -
Long-term investments                          13.8                 325.8                  -                   339.6
Property and equipment                          4.0               1,676.7                  -                 1,680.7
Goodwill                                        -                 1,034.8                  -                 1,034.8
Other assets                                    -                    76.8                  -                    76.8
------------------------------------------------------------------------------------------------------------------------------
                                           $3,571.7              $4,123.9            ($3,485.8)             $4,209.8
------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Current liabilities                           $10.2                $579.4                $ -                  $589.6
Intercompany payables                           -                 4,311.8             (4,311.8)                  -
Non-current liabilities                        19.2                 603.0                  -                   622.2
Liabilities subject to compromise           3,978.5                   -                    -                 3,978.5
SHAREHOLDERS' (DEFICIENCY) EQUITY
                                             (436.2)             (1,370.3)               826.0                (980.5)
------------------------------------------------------------------------------------------------------------------------------
                                           $3,571.7              $4,123.9            ($3,485.8)             $4,209.8
==============================================================================================================================

             CONDENSED COMBINED CONSOLIDATED STATEMENT OF CASH FLOWS
                           YEAR ENDED AUGUST 31, 2001

                                                           ENTITIES IN           ENTITIES NOT IN
                                                         REORGANIZATION          REORGANIZATION          CONSOLIDATED
($ millions)                                               PROCEEDINGS             PROCEEDINGS              TOTALS
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                     $85.6                    $362.1                $447.7
-------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Purchases of property and equipment                          -                      (267.3)               (267.3)
   Proceeds from sale of property and equipment                 -                        21.8                  21.8
   Proceeds from sale of assets                                 1.4                      18.9                  20.3
   Net decrease (increase) in investments                       3.1                     (48.6)                (45.5)
   Other investing activities                                   -                       (10.8)                (10.8)
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities             4.5                    (286.0)               (281.5)
-------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Net proceeds from issue of long-term debt                    -                         7.0                   7.0
   Change in intercompany accounts                           (770.8)                    770.8                   -
-------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities          (770.8)                    777.8                   7.0
-------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash
   equivalents                                               (680.7)                    853.9                 173.2
Cash and cash equivalents at:
   Beginning of year                                          722.6                    (614.6)                108.0
-------------------------------------------------------------------------------------------------------------------------
   End of year                                                $41.9                    $239.3                $281.2
=========================================================================================================================

NOTE 23 - CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP and conform in all material respects with U.S. GAAP, except as follows:

(1)      CONSOLIDATED FINANCIAL STATEMENTS

Year Ended August 31, ($ millions)                                               2002                 2001                2000
----------------------------------------------------------------------------------------------------------------------------------
Net loss in accordance with Canadian GAAP                                      ($124.4)             ($598.9)         ($2,237.4)

Effects of differences in accounting for:
   Costs of start-up activities (a)                                                4.1                  3.3                4.6
   Reversal of impairment charges under Canadian GAAP (b)                        194.7              1,105.1                -
   Additional goodwill amortization (b)                                          (59.5)               (25.3)             (25.3)
   Change in income (loss) from discontinued operations (c)                        -                  941.7               32.3
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) before cumulative effect of a
   change in accounting principle                                                 14.9              1,425.9           (2,225.8)
Cumulative effect of adopting SOP 98-5 as of
   September 1, 1999 (a)                                                           -                    -                (27.3)
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP                                    14.9              1,425.9           (2,253.1)
----------------------------------------------------------------------------------------------------------------------------------
Other Comprehensive income (loss), net of tax (d):

   Unrealized gains (losses) on securities:

     Unrealized holding gains (losses) arising during
       the period (net of NIL in taxes; 2001 - NIL; 2000 - NIL)                    3.7                  0.2               (4.6)

     Less:  reclassification adjustments for losses
       included in net income (net of $NIL in taxes;
       2001 - $1.0; 2000 - NIL)                                                    -                    6.0                1.0
                                                                         ----------------     ----------------    ----------------
                                                                                   3.7                  6.2               (3.6)
   Foreign currency translation adjustments arising
     during the period (taxes - NIL; 2001 - NIL; 2000 - NIL)                      (2.1)                (4.3)               3.4

   Unfunded accumulated pension obligation adjustment
     (taxes - NIL; 2001 - NIL; 2000 - NIL)                                       (91.9)                 -                  -
----------------------------------------------------------------------------------------------------------------------------------

Other comprehensive income (loss)                                                (90.3)                 1.9               (0.2)
----------------------------------------------------------------------------------------------------------------------------------

Comprehensive income (loss)                                                     ($75.4)            $1,427.8          ($2,253.3)
----------------------------------------------------------------------------------------------------------------------------------

Basic and diluted net income (loss) per share                                     $0.05                $4.37             ($6.89)
==================================================================================================================================

In fiscal 2000, the impact on basic and diluted net income (loss) per common share of the cumulative effect of the change in accounting for the costs of start-up activities was a loss of $0.08 per share.

The amounts in the consolidated balance sheets that materially differ from those reported under Canadian GAAP are as follows: ($ in millions)


                                                            AUGUST 31, 2002                       August 31, 2001
                                                    --------------------------------    ------------------------------------
                                                       CANADIAN           U.S.             Canadian              U.S.
                                                         GAAP             GAAP               GAAP                GAAP
----------------------------------------------------------------------------------------------------------------------------
ASSETS:
Other current assets (a)                                    $64.0           $56.3                $70.3              $62.6
Long-term investments (d)                                   413.3           417.9                339.6              340.5
Goodwill (b)                                                813.1         2,976.8              1,034.8            3,063.3
Pension asset (d)                                            43.1            10.8                 45.2               45.2
Deferred charges (a)                                         19.6            12.0                 31.6               19.9

LIABILITIES AND SHAREHOLDERS'
   DEFICIENCY:
Other long-term liabilities (d)                             382.5           442.1                373.6              373.6
Cumulative foreign currency
   translation adjustments (d)                             (171.4)            -                 (169.3)               -
Deficit (a and b)                                        (3,166.1)       (1,017.7)            (3,041.7)          (1,032.6)
Accumulated other comprehensive
   loss (d)                                                   -            (258.7)                 -               (168.4)
----------------------------------------------------------------------------------------------------------------------------

(a)      Reporting on the costs of start-up activities

In April 1998, the AICPA issued Statement of Position 98-5, "Accounting for the Costs of Start-Up Activities", ("SOP 98-5"), effective for periods beginning after December 15, 1998. SOP 98-5 requires that costs of start-up activities be expensed as incurred. Start-up activities are defined as those one-time activities related to opening a new facility, introducing a new product or service, conducting business with a new class of customer or beneficiary, initiating a new process in an existing facility, or commencing a new operation. Activities related to mergers or acquisitions are not considered start-up activities and, therefore, SOP 98-5 does not change the accounting for such items for U.S. GAAP reporting purposes. During fiscal 2000, under U.S. GAAP, the Company would have been required to expense $27.3 million in unamortized costs of start-up activities as a change in accounting principle. The $4.1 million (2001 - $3.3 million; 2000 - $4.6 million) represents the amortization of deferred start-up activities, which would not be required under U.S. GAAP, reduced by start-up activity costs capitalized under Canadian GAAP during the respective fiscal years.

(b)      Goodwill impairment

During fiscal 2001, the Company changed its method of measuring goodwill impairment for Canadian GAAP. The method of impairment is now based on the estimated fair value of goodwill determined from independent valuations of the underlying business. The current U.S. GAAP and the Company's former method of measuring goodwill impairment is based on the ability to recover the unamortized balance of goodwill from expected future operating cash flows on an undiscounted basis.

The effect of the difference in policy between Canadian GAAP and U.S. GAAP was to produce during fiscal 2001 a goodwill impairment charge under Canadian GAAP and reduce the amount of goodwill for fiscal 2001 by $1,105.1 million and during fiscal 2002, a goodwill impairment charge under Canadian GAAP and reduce the amount of goodwill by $194.7 million (See Note 13). Under U.S. GAAP, the above mentioned impairment charges do not exist. In addition, during fiscal 1999, the Canadian GAAP policy produced an additional $974.0 million goodwill impairment charge in addition to the goodwill impairment charge taken for U.S. GAAP. As a result of the reduced goodwill impairment charges, additional goodwill amortization totalling $59.5 million (2001 - $25.3 million; 2000 - $25.3 million), has been recorded.

(c)      Loss from discontinued operations

As discussed in Note 12, the healthcare services businesses had been classified as discontinued operations. Any U.S. GAAP adjustments, noted above in (a) and
(b) that directly affect the healthcare services businesses while they have been classified as discontinued operations, inversely affects the loss from discontinued operations in the consolidated statement of operations. As a result, under U.S. GAAP, the income from discontinued operations increased by $941.7 million in fiscal 2001 (2000 - $32.3 million reduced loss from discontinued operations).

(d)      Comprehensive income

U.S. GAAP requires that a comprehensive income statement be prepared. Comprehensive income is defined as: "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners." The comprehensive income statement reconciles the reported net income (loss) to the comprehensive income (loss) amount.

Under U.S. GAAP, SFAS No. 87, "Employers Accounting for Pensions", required the Company to record an increase in the additional minimum pension liability. Also, under U.S. GAAP, available-for-sale securities are to be reported at their fair values, with unrealized gains or losses reported in a separate component of shareholders' equity along with the cumulative foreign currency translation adjustments and the SFAS No. 87, pension adjustment. This separate component would be reported under the caption "Accumulated other comprehensive loss".

The Company is required to record an additional minimum pension liability when the pension plans accumulated benefit obligation exceeds the plans' assets by more than the amounts previously accrued for as pension costs. Under U.S. GAAP, these charges are recorded as a reduction to shareholders' equity, as a component of accumulated other comprehensive loss. During the year, after obtaining the most recent actuarial valuation, performed as of May 31, 2002, the Company recorded an increase in the minimum liability of $91.9 million. Subsequent to the most recent actuarial valuation, there has been a further decline in the value of plan assets. The Company believes that if plan assets remain at recent levels and interest rates remain unchanged, it will be required to further increase the minimum pension liability. Although the exact amount of the additional charge to shareholders' equity is not known at this time, it could exceed $100 million.

Accumulated other comprehensive loss is comprised of the following: ($ in millions)

------------------------------------------------------------------------------------------------------------------------------
                           UNREALIZED                                                                   ACCUMULATED OTHER
                           GAIN (LOSS)              FOREIGN CURRENCY                PENSION               COMPREHENSIVE
                          ON SECURITIES                   ITEMS                    ADJUSTMENT                  LOSS
------------------------------------------------------------------------------------------------------------------------------
Year ended
August 31,            2002   2001     2000      2002      2001       2000      2002    2001   2000    2002     2001     2000
------------------------------------------------------------------------------------------------------------------------------

Beginning balance      $0.9  ($5.3)  ($1.7)   ($169.3)   ($165.0)   ($168.4)   $ -      $ -     $-   ($168.4) ($170.3) ($170.1)

Current period          3.7    6.2    (3.6)      (2.1)      (4.3)       3.4    (91.9)     -      -    (90.3)     1.9     (0.2)
change
------------------------------------------------------------------------------------------------------------------------------
Ending balance         $4.6   $0.9   ($5.3)   ($171.4)   ($169.3)   ($165.0)  ($91.9)   $ -     $-   ($258.7) ($168.4) ($170.3)
==============================================================================================================================


(2)      STOCK-BASED COMPENSATION

Effective January 1, 1996, Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") encourages, but does not require, companies to include in compensation costs the fair-value of stock options granted. The Company has decided not to adopt the fair-value method because the approval of the plan of reorganization (see Note 1) will result in the cancellation of all outstanding options. A company that does not adopt this new method must disclose pro forma net income and earnings per share giving effect to the method of compensation cost described in SFAS 123.

No stock options were granted by the Company during fiscal 2002 and fiscal 2001. During fiscal 2000, the total value of 5,585,500 stock options that were granted, net of terminated options, was $2.7 million.

Stock options granted by the Company in fiscal 2000, (i) were granted at prices equal to the value of stock on the grant date, (ii) vest in 25% installments on each of November 1, 2000; May 1, 2001; May 1, 2002; and May 1, 2003; and (iii) expire 10 years subsequent to the grant date.

The fair value of the options granted during fiscal 2000 was estimated using the Black-Scholes option-pricing model with the assumptions of a dividend yield of 0%, an expected volatility of 201%, a risk-free interest rate of 6.27%, and an expected life of three years.

Under SFAS 123, the cost of stock compensation expense for the year ended August 31, 2002 would be $2.9 million (2001 - $4.3 million; 2000 - $4.2 million). The unrecognized value of $2.3 million would be charged to operations in future years according to the vesting terms of the options. The resulting U.S. GAAP pro forma net income and earnings per share for the year ended August 31, 2002, under SFAS 123, are $12.0 million and $0.04, respectively (2001 - net income of $1,421.6 million and earnings per share of $4.36; 2000 - a net loss of $2,257.3 million and a loss per share of $6.90)

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. The Company's adoption of SFAS 123 for pro forma disclosure purposes does not apply to awards prior to fiscal 1996.

(3)      RECENT ACCOUNTING DEVELOPMENTS

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company is required to adopt the provisions of SFAS No. 142 effective September 1, 2002.

The Company's existing goodwill and intangible assets will continue to be amortized prior to the adoption of SFAS No. 142. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all recorded intangible assets. Additionally, the Company will be required to test goodwill and intangible assets with an indefinite life in accordance with the provisions of SFAS 142. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle for U.S. GAAP reporting.

As of September 1, 2002, under U.S. GAAP, the Company's unamortized goodwill of approximately $2,976.8 million, will be subject to the transition provisions of SFAS No 142. The composition of this goodwill by business segment is as follows: contract bus services - $656.7 million ($557.7 million in the school bus transportation unit and $99.0 million in the municipal transit and paratransit bus transportation unit), Greyhound - $482.9 million and healthcare services - $1,837.2 million ($1,328.7 million in the healthcare transportation services unit and $508.5 million in the emergency management services unit). Amortization expense, under U.S. GAAP, related to goodwill was $87.1 million, $85.4 million and $86.8 million for the years ended August 31, 2002; 2001 and 2000, respectively. The Company believes it will incur a write-down of substantially all of the goodwill in its Greyhound and healthcare services segments and the municipal transit and paratransit bus transportation unit of its contract bus services segment and a portion of the goodwill in the school bus transportation unit of its contract bus services segment upon the adoption of SFAS No. 142.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 will require, upon adoption, that the Company recognize as a component of asset cost, the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. Under this statement, the liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company will be required to adopt SFAS No. 143 on September 1, 2002. The Company does not anticipate any impact from the initial adoption of SFAS No. 143.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of "and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business (as previously defined in that opinion). SFAS No. 144 is effective for consolidated financial statements issued for fiscal years beginning after December 15, 2001. The Company will be required to adopt SFAS No. 144 on September 1, 2002. The new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The Company does not anticipate any impact from the initial adoption of SFAS No. 144.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") issue No. 94-3 - "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring)". SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of the entity's commitment to the exit plan. SFAS 146 is effective for exit plans initiated after December 31, 2002.

NOTE 24 - QUARTERLY FINANCIAL INFORMATION (unaudited)

--------------------------------------------------------------------------------------------------------------------------------
($ millions except per share amounts)                     1st           2nd           3rd             4th          Total
--------------------------------------------------------------------------------------------------------------------------------
Revenue
-    2002                                                   $1,161.8     $1,105.6       $1,187.3          $977.4     $4,432.1
-    2001                                                    1,168.8      1,105.3        1,188.0           956.2      4,418.3
Income (loss) from operating segments
-    2002                                                      (59.3)        38.7            2.3           (58.8)       (77.1)
-    2001                                                       84.9         23.1           73.6        (1,231.6)    (1,050.0)
Income (loss) from continuing operations
-    2002                                                      (79.9)        18.8          (17.0)          (46.3)      (124.4)
-    2001                                                      (18.8)       (73.8)         (23.3)       (1,213.7)    (1,329.6)
Income (loss) from discontinued operations (Note 12)
-    2002                                                        -            -              -               -            -
-    2001                                                        3.1         (0.5)          (0.7)          728.8        730.7
Net income (loss)
-    2002                                                      (79.9)        18.8          (17.0)          (46.3)      (124.4)
-    2001                                                      (15.7)       (74.3)         (24.0)         (484.9)      (598.9)
Earnings (loss) per share (Note 16)
   Continuing operations
   -   2002                                                    ($0.25)       $0.06         ($0.05)         ($0.14)      ($0.38)
   -   2001                                                     (0.06)       (0.23)         (0.07)          (3.72)       (4.08)
   Discontinued operations
   -   2002                                                      -            -              -               -            -
   -   2001                                                      0.01         -              -               2.23         2.24
   Net earnings (loss)
   -   2002                                                     (0.25)        0.06          (0.05)          (0.14)       (0.38)
   -   2001                                                     (0.05)       (0.23)         (0.07)          (1.49)       (1.84)
================================================================================================================================


The Company establishes reserves for automobile liability, general liability, professional liability and worker's compensation claims that have been reported but not paid and claims that have been incurred but not reported. These reserves are developed using actuarial principles and assumptions which consider a number of factors, including historical claim payment patterns and changes in case reserves, the assumed rate of increase in healthcare costs and property damage repairs, ultimate court awards and discount rate. During the fourth quarters of fiscal 2002 and fiscal 2001, the Company recorded significant charges relating to claims liability and professional liability reserves (totaling approximately $65 million and $113 million, respectively) in addition to projected amounts. The reserves were increased based on the fiscal year end actuarial reports. These reports differed significantly from the mid-year actuarial reports, because of changes to a number of the assumptions noted above.

NOTE 25 - FURTHER INFORMATION REGARDING SAFETY-KLEEN

Fiscal 2001 loss relating to Safety-Kleen

The Company owns 44% of the common shares of Safety-Kleen. On June 9, 2000, Safety-Kleen announced that it and 73 of its U.S. subsidiaries filed voluntary petitions for chapter 11 relief in the United States Bankruptcy Court for the District of Delaware.

During fiscal 2001, the Company recorded provisions for (i) a $225.0 million claim in favor of Safety-Kleen as a general unsecured claim in Class 6 of the Company's plan of reorganization, (ii) $15.7 million related to guarantees of certain industrial revenue bonds, (iii) $7.8 million related to insurance matters, (iv) $6.0 million related to guarantees of performance bonds and (v) $0.7 million related to certain other litigation matters. Items (i), (ii) and
(v) are included in liabilities subject to compromise. These items are described further in the following paragraphs.

(i) Following Safety-Kleen's filing for petition for chapter 11 relief, the Debtors asserted various claims against Safety-Kleen, and Safety-Kleen and various Safety-Kleen constituencies, including certain current directors of Safety-Kleen (the "Safety-Kleen Directors") and Toronto Dominion (Texas), Inc. ("TD-Texas"), as administrative agent for the secured lenders of Safety-Kleen, asserted various claims against the Debtors. In November 2001, the bankruptcy court hearing Safety-Kleen's chapter 11 proceedings and the Bankruptcy Court held a joint conference and determined that mediation would occur for the claims between the Debtors and the various Safety-Kleen constituencies. Certain claims asserted by the former corporate secretary and general counsel (Mr. Taylor) of Safety-Kleen and certain of its predecessors and by the former chief financial officer (Mr. Humphreys) of Safety-Kleen were not included in the mediation.

The mediation proceedings were held in April 2002 and, on July 18, 2002, the parties to the mediation announced that they had reached a resolution. Upon approval of the Bankruptcy Court, the Canadian Court and the bankruptcy court hearing Safety-Kleen's chapter 11 cases and upon fulfillment of certain contingencies, the Company has agreed to withdraw with prejudice its claim of up to $6.5 billion in Safety-Kleen's bankruptcy proceedings, the Company will allow a claim of $225.0 million as a general unsecured claim in Class 6 under its plan of reorganization in favor of Safety-Kleen and the other claims asserted against the Company by Safety-Kleen, the Safety-Kleen Directors and the Safety-Kleen secured lender group will be deemed withdrawn with prejudice. In addition, as part of this compromise and settlement, claims against Safety-Kleen by certain current and former Company officers and directors for indemnity and contribution will be deemed withdrawn with prejudice.

On August 16, 2002, the bankruptcy court hearing Safety-Kleen's chapter 11 proceeding approved the settlement. On August 30, 2002, the Bankruptcy Court approved the settlement. On September 11, 2002, the Canadian Court approved the settlement. As part of the compromise and settlement, the Company will be released from its indemnification obligations relating to the Marine Shale Processors and Mercier, Quebec facilities. As a condition to the allowance of the general unsecured claim in favor of Safety-Kleen, Safety-Kleen will cause the claim of the South Carolina Department of Health and Environmental Control ("DHEC") against the Company be withdrawn with prejudice. Safety-Kleen announced a settlement with DHEC in mid October 2002. Releases satisfactory to the parties will be exchanged, and there will be no admission of liability by any party to the agreement or any person providing releases under the agreement. As a result, the Company provided $225.0 million in fiscal 2001 to reflect this settlement and the claim allowed to Safety-Kleen and for the termination of the Company's claims for indemnification, contribution or subrogation from Safety-Kleen and the Safety-Kleen Directors, as well as the termination of claims against the Company by Safety-Kleen, the Safety-Kleen Directors and the Safety-Kleen secured lender group, including the claims brought by TD-Texas.

(ii) In addition, the Company guaranteed two industrial revenue bonds of Safety-Kleen. These bonds are partially secured by the assets of the Safety-Kleen facilities to which these bonds relate. The Company received a demand for payment of liabilities under an indenture dated as of May 1, 1993 between the Industrial Development Board of the Metropolitan Government of Nashville and Davidson County and The Bank of New York as successor to Nationsbank of Tennessee, N.A. and under an indenture dated as of August 1, 1995 between Tooele County, Utah and U.S. Bank. In connection with the Safety-Kleen settlement described above, the Company no longer has indemnification or set-off rights against Safety-Kleen with respect to these obligations. The Company provided $15.7 million for this matter in 2001, which is reflected as a liability subject to compromise. The amount is comprised of amounts owing by Safety-Kleen with respect to these bonds in excess of the security in place.

(iii) Prior to September 1, 2000, the Company provided to Safety-Kleen and certain of its affiliates, financial and management services, including the provision of general liability and workers' compensation insurance. These service arrangements were provided on an arm's-length basis on terms comparable to those available in transactions with unaffiliated parties. Because of the Safety-Kleen settlement described above, the Company remains obligated for the provision of general liability and workers' compensation insurance provided prior to September 1, 2000. As a result, the Company provided $7.8 million relating to this matter during fiscal 2001.

(iv) In connection with a guaranty given by the Company with respect to certain surety bonds issued by American International Group, Inc. ("AIG") on behalf of Safety-Kleen (the "AIG Bonds"), the Company provided, during fiscal 2001, for a liability of $6.0 million. The surety bond was called because Safety-Kleen did not meet its obligations under the contract relating to the bond. The $6.0 million represents the amount estimated as necessary to complete the contract. The Company has provided $5.0 million in cash to AIG to secure its guaranty obligations concerning the AIG Bonds.

(v) On April 23, 2001, an action was filed by Union Pacific Corporation ("UPC") in the United States District Court for the Eastern District of Texas against the Company. UPC sought declaratory judgment that it had no obligation to indemnify the Company for claims brought against the Company and seeking return of $0.7 million paid to the Company in connection with their joint representation. UPC filed a motion with the Bankruptcy Court on August 9, 2001 seeking relief from the automatic stay to allow its action to proceed in the Texas court. In January 2002, the Company advised the Bankruptcy Court that it reached an agreement with UPC that UPC had an Allowed Claim in the Company's estate in the amount of approximately $0.7 million. The Company provided for the full amount during fiscal 2001.

Other guarantee

On May 15, 1997, the Company had entered into a guarantee agreement in favor of Westinghouse Electric Corporation (the "Westinghouse Guarantee") wherein the Company guaranteed payment of a promissory note in the amount of $60.0 million payable by Safety-Kleen to Westinghouse Electric Corporation. Westinghouse Electric Corporation subsequently assigned its interest in the note and guarantee to third parties. Safety-Kleen failed to make payment of interest due on the note on May 30, 2000. The third parties, by notices dated March 13, 2000 and June 7, 2000 demanded that the Company immediately pay in full the principal amount of the note of $60.0 million plus any unpaid interest. The third parties filed a complaint demanding judgment against the Company in the amount of $60.0 million. Judgment was entered in favor of the third parties on August 8, 2000. The Company has fully provided for the judgment by recording a liability totaling $61.6 million (including $1.6 million of unpaid interest as of May 30, 2000) during fiscal 2000, which is included in liabilities subject to compromise. Subject to the approval of the Bankruptcy Court and the Canadian Court, the Company has agreed to resolve this matter by allowing a claim of $71.4 million (comprised of the $61.6 million described above plus $9.8 million of interest accrued and expensed to June 28, 2001) as a general unsecured claim in Class 6 under its plan of reorganization in favor of the holder of the note.

NOTE 26 - FURTHER INFORMATION ON STOCK OPTION AND STOCK PURCHASE PLANS

(a)      EMPLOYEE STOCK OPTIONS PLANS

         At August 31, 2002, a total of 13,483,241 aggregate options to purchase Common Shares were outstanding under the 1991 and 1998 Employee Stock Option Plans. Of these options; 1,146,393 vested and became exercisable on October 1, 2000 and terminate, subject to conditions of services, on September 30, 2005. Another 5,051,198 options vest in 25% installments on each of November 1, 2000; May 1, 2001; May 1, 2002; and May 1, 2003. These options vest immediately upon a change of control of the Company and are for a term of ten years. All other options granted under these two plans are for a term of ten years from the date of grant and become exercisable with respect to 20% of the total number of shares subject to the option, one year after the date of grant, and with respect to an additional 20% at the end of each twelve month period thereafter on a cumulative basis during the succeeding four years. The plans provide for the granting of stock options to certain senior employees and officers of the Company at the discretion of the Board of Directors. All options are subject to certain conditions of service and, in certain circumstances, a non-competition agreement.

         The following sets out information with respect to the employee stock option plans:

         Year Ended August 31,                                            2002               2001                  2000
         ------------------------------------------------------------------------------------------------------------------
         Options outstanding at beginning of year                      14,408,118         15,126,168            11,009,525
         Options granted during the year                                        -                  -             5,819,500
         Options terminated during the year                             (924,877)          (718,050)           (1,694,607)
         Options exercised during the year                                      -                  -               (8,250)
         ------------------------------------------------------------------------------------------------------------------
         Options outstanding at end of year                            13,483,241         14,408,118            15,126,168
         ------------------------------------------------------------------------------------------------------------------
         Options exercisable at end of year                            11,443,066          9,765,418             5,225,924
         ------------------------------------------------------------------------------------------------------------------
         Options available for future grants at end of year             4,595,859          3,670,982             2,952,932
         ------------------------------------------------------------------------------------------------------------------
         Total exercise price of options outstanding at
            end of year ($ millions)                                        $76.5              $82.2                 $90.0
         -------------------------------------------------------------------------------------------------------------------

         Option price ranges:
         -------------------------------------------------------------------------------------------------------------------
         Options granted:                             CDN$                          -                   -                  -
                                                      US$                           -                   -             $0.875
         Options terminated:                          CDN$              $14.30-$19.90       $12.25-$19.90       $8.50-$22.75
                                                      US$               $0.875-$15.25       $0.875-$15.25      $0.875-$15.25
         Options exercised:                           CDN$                          -                   -                  -
                                                      US$                           -                   -              $2.84
         Options outstanding at year end:             CDN$              $7.625-$20.30       $7.625-$20.30      $7.625-$20.30
                                                      US$               $0.875-$15.25       $0.875-$15.25      $0.875-$15.25
         -------------------------------------------------------------------------------------------------------------------

         During fiscal 2002, no Common Shares (2001 - NIL; 2000 - 8,250) were issued under the plans.

         If the plan of reorganization (as described in Note 1) is approved, all outstanding options will be cancelled.

(b)      DIRECTORS' STOCK OPTION PLAN

         At August 31, 2002; 297,000 Common Shares were reserved for issuance on the exercise of options granted under the directors' stock option plan. All options under this plan are for a term of ten years from the date of the grant and become exercisable with respect to 20% of the total number of shares subject to the option on each of the five successive anniversaries of the date of the grant. Options are subject to certain conditions of service.

         During fiscal 2002, no options to purchase Common Shares were granted (2001 - NIL; 2000 - NIL) and no options were terminated (2001 - NIL; 2000 - 1,000).

         At August 31, 2002, the aggregate options outstanding entitled non-executive directors to purchase 180,000 (August 31, 2001 - 180,000; August 31, 2000 - 180,000) Common Shares at prices ranging from Cdn. $14.30 to $19.90 per share and U.S. $8.00 per share.

         During fiscal 2002, no Common Shares were issued under the plan (2001 - NIL; 2000 - NIL).

         If the plan of reorganization (as described in Note 1) is approved, all outstanding options will be cancelled.

(c)      EMPLOYEE STOCK PURCHASE PLANS

         During fiscal 1999, the Company established the Employee Stock Purchase Plans (the "Plans"). The Plans are available to all non-unionized hourly and salaried employees of the Company, and its subsidiaries meeting certain eligibility requirements. Each eligible employee, who enrolled in the Plans, could elect to withhold from 1% to 10% of his or her salary or hourly earnings to a maximum $10,000 ($10,000 CDN for Canadian employees) in any six month stock purchase period. The accumulated payroll deductions are used to purchase Common Shares of the Company at a price equal to 85% of the lower of the fair market value of the Common Shares on the first and last days of the stock purchase period. Contributions have been suspended with effect from January 1, 2000.

         During fiscal 2002, no Common Shares (2001 - no Common Shares; 2000 - 420,865 Common Shares for proceeds of $1.9 million) were issued under the Plans.

NOTE 27 - FURTHER INFORMATION ON LITIGATION

Securities Litigation - Shareholder actions

As a result of the Company's voluntary petitions for relief under the protection of the Bankruptcy Code and the CCAA, the actions described below are stayed with respect to the Company.

Three actions, filed against the Company and others, are pending in the United States District Court for the District of South Carolina. These cases have been consolidated. Plaintiffs seek to represent a class of purchasers of common stock of the Company for the period of October 15, 1997 through March 13, 2000. Claims are asserted against the Company under Section 10(b) of the United States Securities Exchange Act of 1934 (the "Exchange Act") and SEC rule 10b-5 based on the Company's incorporation and/or consolidation of the financial results of Safety-Kleen in the reported consolidated financial results of the Company. Plaintiffs have withdrawn their initial consolidated complaint in this matter. On May 21, 2001, plaintiffs filed a second amended consolidated complaint. The amended complaint repeats the allegations of the withdrawn complaint and adds allegations that the Company's financial statements had accounting irregularities including financial statement information relating to American Medical Response, Inc., a subsidiary of the Company. The court denied motions to dismiss filed by other defendants after the Company filed its voluntary petition for reorganization.

On September 18, 2000, the Company was added as a defendant in a consolidated amended securities fraud class action complaint that had previously been pending in the United States District Court for the District of South Carolina against Safety-Kleen and others. Safety-Kleen, which is in a chapter 11 reorganization proceeding, was dismissed as a defendant. In the currently active complaint, plaintiffs allege that, during the class period, the defendants disseminated to the investing public false and misleading financial statements and press releases concerning the financial statements and results of operations of LESI and Safety-Kleen. Plaintiffs further allege that the proxy statement, prospectus and registration statement pursuant to which LESI and Old Safety-Kleen were merged contained false and misleading financial information. Plaintiffs assert claims under Section 10(b) and 20(a) of the Exchange Act and SEC rule 10b-5 on behalf of all classes and under Section 14(a) of the Exchange Act and Sections 11, 12(a)(2) and 15 of the United States Securities Act of 1933 (the "Securities Act") on behalf of the so-called "merger class". The only claims asserted against the Company prior to its voluntary bankruptcy filings were under Section 20(a) of the Exchange Act and Section 15 of the Securities Act. The Company and other defendants moved to dismiss this action. On May 15, 2001, the court entered an order denying the motions to dismiss all defendants except one. The Company answered the consolidated amended complaint on June 22, 2001, denying any liability. A further amended complaint was filed after the Company filed its voluntary petition for reorganization. On June 18, 2002, the court certified the plaintiffs in this case as representatives of two classes: (1) a class consisting of persons who purchased either (a) common stock of LESI between July 9, 1997 through July 1, 1998; or (b) Safety-Kleen common stock between July 1, 1998 through March 6, 2000 and suffered damages; and (2) a "merger class" of persons who exchanged Old Safety-Kleen common stock for LESI common stock in the merger of LESI and Old Safety-Kleen completed on May 18, 1998. On July 5, 2002, some defendants filed an appeal seeking review of that certification decision. On August 9, 2002, the appellate court denied leave to appeal the certification decision.

A consolidated amended class action complaint for violations of federal securities laws was filed in the United States District Court for the District of South Carolina against parties other than the Company. Plaintiffs in this case sought to amend the complaint to add the Company and additional parties as defendants. Plaintiffs sought to represent a class of all persons who were former shareholders of Rollins Environmental Services, Inc. and who received or should have received the proxy statement with respect to the May 13, 1997 Special Meeting of Stockholders convened to vote on the acquisition of LESI. In this complaint, the plaintiffs alleged that the defendants caused to be disseminated a proxy statement that contained misrepresentations and omissions of a materially false and misleading nature. Claims were asserted against the Company under Sections 14(a) and 20(a) of the Exchange Act. The Company moved to dismiss the claims asserted against it. The court granted the Company's motion to dismiss on June 7, 2001. Motions to dismiss certain of the other defendants were denied. On June 11, 2001, plaintiffs filed a motion seeking leave to file an amended complaint that asserts a common law claim for negligent misrepresentation against the Company. The court granted the motion after the Company's voluntary petition for reorganization, then subsequently vacated its order granting the motion with respect to the Company. An amended complaint was filed after the

Company filed its voluntary petition for reorganization. On June 14, 2002, the court granted a motion to dismiss the state law claims asserted against PricewaterhouseCoopers LLP (US) and PricewaterhouseCoopers LLP (Canada). In July 2002, plaintiffs filed a motion for reconsideration of the court's dismissal; the court denied the motion for reconsideration.

Certain of the defendants in the above referenced actions asserted claims for indemnification against the Company. As a result of the Safety-Kleen settlement (see Note 12), claims of the seven Safety-Kleen Directors will be withdrawn with prejudice. The Safety-Kleen settlement would not affect the claims of Messrs. Humphreys and Taylor.

Securities Litigation - Bondholder actions

As a result of the Company's voluntary petitions for relief under the protection of the Bankruptcy Code and the CCAA, the actions described below are stayed with respect to the Company.

On September 24, 2000, a complaint was filed in the United States District Court for the Southern District of New York against the Company and others. In response to a motion to dismiss filed by certain defendants, plaintiffs filed an amended complaint on March 15, 2001 adding a defendant, and seeking to represent a class of all persons and entities that purchased certain of the Debentures of the Company (issued September 24, 1997; April 23, 1998 and August 6, 1999) during the period September 24, 1997 through and including May 12, 2000 and suffered damages. Plaintiffs assert claims under Sections 11, 12 and 15 of the Securities Act and the common law of South Carolina, alleging that the registration statement and prospectus for the Debentures contained misleading statements with respect to the Company's financial condition and the relative priority of the Debentures. In addition, plaintiffs contend that the Company's financial statements were materially false due to the inclusion of financial information from Safety-Kleen. The Company filed a motion with the Judiciary Panel on Multi-district Litigation (the "JPML") to transfer the above action currently pending in the Southern District of New York to the District of South Carolina. On April 19, 2001, the JPML granted this motion and the action was transferred to the District of South Carolina.

A securities fraud class action complaint has been filed in the United States District Court for the District of South Carolina on August 14, 2000 against the Company and others. Plaintiffs in this case seek to represent a class of all persons who purchased certain of the Debentures during the period from October 15, 1997 through and including March 13, 2000. On May 11, 2001, plaintiffs filed an amended complaint, including an additional defendant. Plaintiffs allege that, during the class period, defendants disseminated to the investing public false and misleading financial statements and press releases concerning the relative priority of the Debentures and the Company's publicly reported financial condition and future prospects based on the Company's incorporation and/or consolidation of the financial results of Safety-Kleen in the reported consolidated financial results of the Company and its failure to disclose that the billing practices of certain of its healthcare businesses did not comply with applicable governmental regulations. Claims are asserted against the Company and others under Section 10(b) of the Exchange Act and SEC rule 10b-5 promulgated thereunder.

The above two actions were consolidated by order of the South Carolina federal court dated June 20, 2001. In addition to the Company, the defendants include certain current and former officers and directors of the Company, the underwriters for the Company's bonds, PricewaterhouseCoopers LLP (Canada), the Company's auditors, and PricewaterhouseCoopers LLP (US), Safety-Kleen's former auditors. The federal court in South Carolina ordered mediation of the claims brought in the consolidated action. The Bankruptcy Court approved the

Company's continued participation in the mediation. On January 9, 2002, the Company announced that it had reached an agreement in principle with all parties to settle the above two actions. The proposed settlement of the class action litigation provides for a release of all claims that the plaintiffs have and may have against the Company and the other defendants. The other defendants, including the Company, will also release certain claims. On July 29, 2002, the Company announced the execution of the definitive settlement agreement. On August 30, 2002, the Bankruptcy Court approved the Company's participation in the settlement. On September 11, 2002, the Canadian Court approved the Company's participation in the settlement. On December 17, 2002, the settlement was approved by the federal court in South Carolina. Certain aspects of the settlement are subject to the following conditions: (i) the entry of an order by the Canadian Court relating to insurance payments; and (ii) confirmation of a satisfactory plan of reorganization for the Company.

On December 12, 2000, a securities fraud class action complaint was filed in the United States District Court for the Southern District of New York against the Company and others. On January 17, 2001, plaintiff filed an amended complaint to add others as defendants. The complaint alleged that defendants disseminated to the investing public false and misleading financial statements and press releases concerning the Company's obligations with respect to the 1992 Indenture, the Facility and the 1997 Indenture. On April 18, 2001, plaintiff filed a motion to dismiss this case as to the Company and others without prejudice and as to certain of the current directors of the Company with prejudice. The Company filed a response, seeking to have the claims against them dismissed with prejudice. On June 19, 2001, the court dismissed the case with prejudice as to all remaining defendants. On July 2, 2001, plaintiff filed a motion for reconsideration or clarification of that decision. On August 13, 2001, the court denied the motion to reconsider and confirmed the dismissal with prejudice. Plaintiff has filed an appeal. An agreement in principle to settle this action has been reached, and the settlement is expected to be finalized in the context of the settlement of the bondholder actions discussed above.

Concurrently with the proposed settlement, an agreement in principle was reached to settle a class action by the Company's bondholders against Citibank, N.A., the indenture trustee for the Debentures, subject to court approval.

If the settlement of the bondholder actions described above is implemented on the current terms, the plaintiff bondholder classes would receive $42.875 million, and the estate of the Company would receive $12.5 million.

A consolidated class action complaint was filed in federal court in South Carolina on January 23, 2001. This amended complaint consolidates allegations originally brought by plaintiffs in the South Carolina District Court action and in the Delaware District Court, both against the Company and others. Plaintiffs in this case seek to represent a class of all persons who purchased certain bonds issued by Safety-Kleen or its predecessor, LESI, from April 17, 1998 through March 6, 2000. Plaintiffs allege that the defendants controlled the functions of Safety-Kleen, including the content and dissemination of its financial statements and public filings, which plaintiffs contend to be false and misleading. Claims asserted against the Company under Sections 10 and 20 of the Exchange Act, SEC rule 10b-5 and Section 15 of the Securities Act. On March 12, 2001, the Company filed a motion to dismiss the consolidated class action complaint. After the Company filed for bankruptcy protection, the court entered an order dismissing all claims against all defendants based on the Securities Act. On June 14, 2002, the court granted plaintiffs' motion for reconsideration in part and allowed the assertion of claims under Section 11(a) of the Securities Act on behalf of "after-market purchasers" of the bonds.

A complaint for violation of California Corporate Securities Law of 1968 and for common law fraud and negligent misrepresentation was filed on March 5, 2001 in the Superior Court of the State of California, County of Sacramento against the Company and others. Plaintiffs in this case seek to represent a class of purchasers or acquirers of certain bonds issued by the California Pollution Control Financing Authority on July 1, 1997 secured by an indenture agreement with LESI and its successor Safety-Kleen in their initial offering on July 1, 1997 and retained through March 6, 2000. The action alleges that defendants made written or oral communications containing false statements or omissions about LESI's and Safety-Kleen's business, finances and future prospects in connection with the offer for sale of those bonds and that plaintiffs bought and retained the bonds in reliance on said statements and were injured thereby. The Company was not served with this complaint until the day after it filed its voluntary petition for reorganization. Subsequent to the Company's filing, certain of the other defendants filed motions to dismiss the action on the grounds that the California court lacked personal jurisdiction over them, and the California court granted the motion and dismissed the action as to those defendants on October 26, 2001. Plaintiffs have filed an appeal from that dismissal.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS
         (ALL DOLLAR AMOUNTS ARE STATED IN UNITED STATES DOLLARS)
--------------------------------------------------------------------------------

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and accompanying footnotes. The Company's management is responsible for presentation and preparation of the consolidated financial statements and accompanying footnotes and this management discussion and analysis ("MD&A"). The Company's Board of Directors is responsible for reviewing and approving the financial information contained in any filing, including the MD&A, and overseeing management's responsibilities for the presentation and preparation of financial information, maintenance of internal controls, management and control of major risk areas and assessment of significant and related party transactions.

GENERAL

Voluntary petitions for reorganization

On June 28, 2001, Laidlaw Inc. (the "Company") and five of its direct and indirect subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code, 11 U.S.C. 101-1330 (the "Bankruptcy Code"), in the United States Bankruptcy Court for the Western District of New York (the "Bankruptcy Court"). The other Debtors include: Laidlaw USA, Inc. ("Laidlaw USA"), Laidlaw Investments Ltd. ("LIL") Laidlaw International Finance Corporation ("LIFC"), Laidlaw One, Inc. ("Laidlaw One") and Laidlaw Transportation, Inc. ("LTI"). In addition, the Company and LIL have commenced Canadian insolvency proceedings under the Canada Companies' Creditors Arrangement Act ("CCAA") in the Ontario Superior Court of Justice in Toronto, Ontario (the "Canadian Court"). None of the Company's operating subsidiaries was included in the filings.

The Debtors remain in possession of their respective properties and are managing their businesses as debtors-in-possession. Pursuant to the Bankruptcy Code and the CCAA, however, the Debtors may not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court and the Canadian Court.

The Company is reorganizing its affairs under the protection of the Bankruptcy Code and the CCAA and has proposed a plan of reorganization for itself and the other Debtors. The plan of reorganization must be voted upon by the Company's stakeholders and approved by the Bankruptcy Court and the Canadian Court. A plan of reorganization sets forth the means for satisfying claims against and interests in the Company and the other Debtors, including the liabilities subject to compromise. Generally, prepetition liabilities are subject to settlement or compromise under such a plan of reorganization.

Ability to continue operations

The consolidated financial statements have been prepared on a "going concern" basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of operations. The appropriateness of the "going concern" assumption is dependent upon, among other things, a successful completion of the proposed reorganization as contemplated by the plan of reorganization, future profitable operations and the ability to generate sufficient cash from operations and obtain financing arrangements to meet obligations. If the "going concern" basis were not appropriate for these consolidated financial statements, then significant adjustments would need to be made to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

In addition, if the Company successfully completes the proposed reorganization, the Company will be required to adopt "fresh start" accounting. This accounting would require that assets and liabilities be recorded at fair value, based on values determined in connection with the restructuring. As a result, the reported amounts in the consolidated financial statements would materially change, because they do not give effect to the adjustments to the carrying values of assets and liabilities that would ultimately result from the adoption of "fresh start" accounting.

Goodwill impairment losses

During fiscal 2001, the Company changed is method of measuring goodwill impairment for Canadian GAAP. The method of impairment is now based on the estimated fair value of goodwill determined from independent valuations of the underlying businesses. The Company's former method of measuring goodwill impairment was based on the ability to recover the unamortized balance of goodwill from expected future operating cash flows on an undiscounted basis. During fiscal 2002, the Company incurred goodwill impairment charges totaling $194.7 million ($123.5 million in the Greyhound business, $58.0 million in the healthcare services segment and $13.2 million in the contract bus services segment).

CONSOLIDATED STATEMENTS OF OPERATIONS

Items in the consolidated statements of operations for the three years ended August 31, 2002 as a percentage of total revenue and the percentage changes in dollar amounts of the items compared to the previous year are as follows:

                                                  PERCENTAGE OF REVENUE                   PERCENTAGE INCREASE (DECREASE)
--------------------------------------------------------------------------------------------------------------------------------
                                                  Year Ended August 31,
----------------------------------------------------------------------------------   YEAR 2002      Year 2001       Year 2000
                                            2002         2001           2000         OVER 2001      Over 2000       Over 1999
--------------------------------------------------------------------------------------------------------------------------------
REVENUE                                     100.0%       100.0%         100.0%          0.3%             3.4%           15.1%
----------------------------------------------------------------------------------
Operating expenses                           80.1         80.9           80.2          (0.6)             4.4            20.5
Selling, general and
   administrative expenses                   10.4         10.4           10.8          (0.3)            (0.4)           34.2
----------------------------------------------------------------------------------
INCOME FROM OPERATIONS
   BEFORE DEPRECIATION AND
   AMORTIZATION EXPENSES AND
   GOODWILL IMPAIRMENT LOSSES                 9.5%         8.7%           9.0%          9.8             (0.6)          (26.5)
================================================================================================================================


REVENUE

The sources of revenue and changes by business segment are as follows: ($ in millions)


Year Ended August 31,                  2002                        2001                           2000
--------------------------------------------------------------------------------------------------------------------
Contract bus services           $1,789.2      40.4%          $1,774.2     40.2%            $1,728.1       40.5%
Greyhound                        1,223.7      27.6            1,254.8     28.4              1,197.8       28.0
Healthcare services              1,419.2      32.0            1,389.3     31.4              1,347.2       31.5
--------------------------------------------------------------------------------------------------------------------
                                $4,432.1     100.0%          $4,418.3    100.0%            $4,273.1      100.0%
====================================================================================================================

For each of the periods described below, management's estimates of the components of changes in the Company's consolidated revenue are as follows:

                                                                             PERCENTAGE INCREASE (DECREASE)
-----------------------------------------------------------------------------------------------------------------------
                                                                   YEAR 2002            Year 2001        Year 2000
                                                                   OVER 2001            Over 2000        Over 1999
-----------------------------------------------------------------------------------------------------------------------
INCREASE IN REVENUE AS A RESULT OF ACQUISITIONS
Contract bus services                                                    - %                   0.3%            0.4%
Greyhound                                                                -                     0.5            13.6
Healthcare services                                                      -                     0.1             0.8
-----------------------------------------------------------------------------------------------------------------------
   Subtotal                                                              -                     0.9            14.8
-----------------------------------------------------------------------------------------------------------------------

FOREIGN EXCHANGE RATE CHANGES
Contract bus services                                                    (0.1)                (0.1)            0.1
Greyhound                                                                (0.1)                (0.2)            0.1
Healthcare services                                                       -                    -               -
-----------------------------------------------------------------------------------------------------------------------
   Subtotal                                                              (0.2)                (0.3)            0.2
-----------------------------------------------------------------------------------------------------------------------

OTHER, PRIMARILY THROUGH PRICE AND VOLUME CHANGES
Contract bus services                                                     0.4                  0.9             1.8
Greyhound                                                                (0.6)                 1.1             1.8
Healthcare services                                                       0.7                  0.8            (3.5)
-----------------------------------------------------------------------------------------------------------------------
   Subtotal                                                               0.5                  2.8             0.1
-----------------------------------------------------------------------------------------------------------------------
Total                                                                     0.3%                 3.4%           15.1%
-----------------------------------------------------------------------------------------------------------------------


For each of the periods described below, management's estimates of the components of changes in the Company's consolidated revenue are as follows:

                                                                               PERCENTAGE INCREASE (DECREASE)
-------------------------------------------------------------------------------------------------------------------------
                                                                      YEAR 2002          Year 2001          Year 2000
                                                                      OVER 2001          Over 2000          Over 1999
-------------------------------------------------------------------------------------------------------------------------
CONTRACT BUS SERVICES
Increase in revenue as a result of acquisitions                             - %               0.8%               0.9%
Foreign exchange rate changes                                              (0.2)             (0.3)               0.2
Other, primarily through price and volume changes                           1.0               2.2                4.2
                                                                    -----------------------------------------------------
   Total                                                                    0.8%              2.7%               5.3%
                                                                    -----------------------------------------------------
GREYHOUND
Increase in revenue as a result of acquisitions                             0.2%              1.5%              81.5%
Foreign exchange rate changes                                              (0.5)             (0.6)               0.7
Other, primarily through price and volume changes                          (2.2)              3.9               10.6
                                                                    -----------------------------------------------------
   Total                                                                   (2.5)%             4.8%              92.8%
                                                                    -----------------------------------------------------
HEALTHCARE SERVICES
Increase in revenue as a result of acquisitions                             -  %              0.4%               2.0%
Foreign exchange rate changes                                               -                 -                  -
Other, primarily through price and volume changes                           2.2               2.7               (9.1)
                                                                    -----------------------------------------------------
   Total                                                                    2.2%              3.1%              (7.1)%
                                                                    =====================================================

Increased revenue in the contract bus services segment is primarily attributable to price and volume growth. Contract price increases and additional routes more than offset contracts lost. Contracts lost during the year include contracts in Anchorage, Alaska; Indianapolis, Indiana and the voluntary exit from the contract in Baltimore, Maryland. The current period was also affected by a weakening of the Canadian dollar against the U.S. dollar.

The decrease in revenue in the Greyhound segment is primarily attributable to a decline in passengers partially offset by price increases over the same period last year. The decline in passengers was due to reduced ridership and travel service cancellations because of the impact of September 11, 2001, the unrelated October 3, 2001 incident involving a Greyhound passenger, lower fuel costs (resulting in more people utilizing their automobiles rather than the services of Greyhound) and the general economic downturn. The increase in price was due to a significant increase in the average trip length. The increase in trip length was a result of some airline passengers preferring to travel by bus rather than taking an airplane after September 11, 2001. The current year was also affected by a weakening of the Canadian dollar against the U.S. dollar.

The increase in revenue in the healthcare services segment is primarily due to an increase in revenue per transport in the ambulance services business, the renegotiation of a significant ambulance service contract and the sale of previously written off emergency management services receivables. These increases were partially offset by a reduction of the number of transports provided in the ambulance services business.

Acquisitions by segment and the approximate aggregate annualized revenue acquired as at the dates of acquisition are as follows: ($ in millions)

                                                                             NUMBER OF ACQUISITIONS
----------------------------------------------------------------------------------------------------------------
Year Ended August 31,                                                  2002            2001           2000
----------------------------------------------------------------------------------------------------------------
Contract bus services                                                   7               1               6
Greyhound                                                               -               2               3
Healthcare services                                                     -               -               7
                                                                  ----------------------------------------------
                                                                        7               3              16
                                                                  ==============================================

                                                                        ANNUALIZED REVENUE (APPROXIMATE)
----------------------------------------------------------------------------------------------------------------
Year Ended August 31,                                                  2002            2001           2000
----------------------------------------------------------------------------------------------------------------
Contract bus services                                                  $3.5            $0.1           $14.5
Greyhound                                                               -               3.0            37.0
Healthcare services                                                     -               -              28.0
                                                                  ----------------------------------------------
                                                                       $3.5            $3.1           $79.5
                                                                  ===============================================


For each of the periods described below, revenue and growth in revenue from geographic components are as follows: ($ in millions)

                                                    REVENUE                                     PERCENTAGE INCREASE (DECREASE)
                      ------------------------------------------------------------------------------------------------------------
                                              Year Ended August 31
                      ---------------------------------------------------------------------  YEAR 2002    Year 2001     Year 2000
                              2002                   2001                   2000             OVER 2001    Over 2000     Over 1999
                      ------------------------------------------------------------------------------------------------------------
United States          $4,089.9     92.3%     $4,073.7     92.2%    $3,930.1         92.0%       0.4%         3.7%        15.3%
Canada                    342.2      7.7         344.6      7.8        343.0          8.0       (0.7)         0.5         12.4
                      ---------------------------------------------------------------------
                       $4,432.1    100.0%     $4,418.3    100.0%    $4,273.1        100.0%       0.3          3.4         15.1
                      ======================================================================

In the United States, the growth in revenue for fiscal 2002 was primarily attributable to price and volume growth in the contract bus and healthcare services segments. In Canada, the decrease in revenue for fiscal 2002 was due to the weakening of the Canadian dollar against the U.S. dollar partially offset by price and volume growth in the contract bus and Greyhound segments. In both the United States and Canada, the growth in revenue for fiscal 2001 was primarily attributable to price and volume growth. For fiscal 2000, in both the United States and Canada, the growth in revenue was primarily attributable to acquisitions.

INCOME FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION EXPENSES AND GOODWILL IMPAIRMENTS AND THE COST OF OPERATIONS AND OPERATING PROFIT MARGINS BEFORE DEPRECIATION AND AMORTIZATION EXPENSES AND GOODWILL IMPAIRMENTS

Income from operations before depreciation and amortization expenses and goodwill impairments from segment components are as follows: ($ in millions)

                 INCOME FROM OPERATIONS BEFORE DEPRECIATION AND

                                 AMORTIZATION EXPENSES AND GOODWILL IMPAIRMENTS                       GROWTH RATES
                          -----------------------------------------------------------------------------------------------------
                                              Year Ended August 31
                          --------------------------------------------------------------  YEAR 2002    Year 2001     Year 2000
                                  2002                 2001                 2000          OVER 2001    Over 2000     Over 1999
                          -----------------------------------------------------------------------------------------------------
Contract bus services      $271.0        64.4%  $269.9       70.4%     $303.8   78.7%         0.4%       (11.2)%      (13.7)%
Greyhound                    53.6        12.7     85.4       22.2        93.2   24.2        (37.2)        (8.4)         3.7
Healthcare services          96.4        22.9     28.1        7.4       (11.1)  (2.9)       243.1          N/M          N/M
                          --------------------------------------------------------------
                           $421.0       100.0%  $383.4      100.0%     $385.9  100.0%         9.8         (0.6)       (26.5)
                          ==============================================================

Wages for operating personnel, equipment operating costs (including fuel and maintenance), ticket selling costs, insurance for personnel and property damage and third party liability insurance represent the major components of the cost of operations. Operating costs as a percentage of revenue were 90.5%, compared with 91.3% in 2001 and 91.0% in 2000.

The decrease in operating costs as a percentage of revenue in fiscal 2002 was the net result of reductions in accident claims costs (reductions in the healthcare services segment and the education services unit of contract bus services offset partially by increases in the Greyhound segment and the municipal transit and paratransit unit of contract bus services), reductions in fuel costs in both the contract bus services and Greyhound business segments and lower provisions for both Medicaid and Medicare reimbursement claims and for estimated exposure on professional liability insurance in the healthcare services business segment. In addition, improvements in revenue per transport in the healthcare services business resulted in a reduction in operating costs as a percentage of revenue. These improvements were partially offset by increases in wages and benefits in all three business segments, increased security costs and the write-off of an investment in the Greyhound business segment and increased professional liability costs in the healthcare services segment. In addition, reduced ridership volumes in the Greyhound business segment also partially offset the above-noted reductions in operating costs as a percentage of revenue.

The overall slight increase in operating costs as a percentage of revenue in fiscal 2001 was the net result of some significant increases in accident claims and energy (fuel and utility) costs together with provisions for Medicare and Medicaid reimbursement claims and a provision for estimated exposure on professional liability insurance. These cost increases were substantially offset by revenue growth from price and volume increases without a proportionate increase in operating costs, the benefit realized on an operating lease arrangement at a significant facility in the Greyhound segment and from other cost reductions. Accident claims and professional liability accruals increased by $126.9 million during fiscal 2001. The majority of the increase related to changes in estimates as to the ultimate cost of accidents, which occurred prior to fiscal 2001. These changes in estimates are expensed during the year in which the estimates change and they impacted each of the Company's three business segments. These estimates were developed by an independent third party actuary using actuarial principles and assumptions. As a result of significant increases in court awards and out-of-pocket settlements combined with double-digit healthcare cost inflation, the Company's actuary's projections increased significantly during each of the past two years. Energy costs, consisting of both fuel and utility costs, rose due to prevailing economic conditions. While fuel price increases were experienced throughout the operations, utility cost increases primarily impacted operations on the West Coast of the United States. Increased costs were partially offset in the Greyhound segment as a result of an increase in ticket prices to mitigate the increased fuel costs and from an increase in passenger volume. In addition, during fiscal 2001, the Company established a provision of $19.5 million for the settlement of government audits of the Company's Medicare and Medicaid reimbursement claims and provided $17.0 million for the estimated exposure on the Company's professional liability insurance with PHICO Insurance Company ("PHICO") relating to the emergency management services business. PHICO was placed into liquidation by the Insurance Commissioner of the Commonwealth of Pennsylvania on February 1, 2002, leaving the Company exposed for amounts not covered by the insurance guarantee funds provided by the respective states where the professional liability claims originated. (Refer to Note 9 of the Notes to the Consolidated Financial Statements). Partially offsetting these cost increases were revenue price increases throughout the Company and improved cash collection efforts at the healthcare services segment's billing operations.

For each of the periods described below, the operating profit margins before depreciation and amortization expenses and goodwill impairments, of the individual segments and consolidated margins are as follows:

Year Ended August 31,                                            2002              2001               2000
-------------------------------------------------------------------------------------------------------------------
Contract bus services                                             15.1%             15.2%              17.6%
Greyhound                                                          4.4               6.8                7.8
Healthcare services                                                6.8               2.0               (0.8)
Consolidated                                                       9.5               8.7                9.0
-------------------------------------------------------------------------------------------------------------------

In fiscal 2002, the operating profit margin before depreciation and amortization expenses and goodwill impairment charges in the contract bus services segment was 15.1% compared to 15.2% in 2001. The increases in wages and benefits experienced throughout the segment, increased accident claims costs at the municipal transit and paratransit operations and other costs more than offset price increases, reduced fuel prices and reduced accident claims costs in the education services operations.

In fiscal 2001, the operating profit margin, before depreciation and amortization expenses and goodwill impairment charges, in contract bus services was 15.2% compared to 17.6% in 2000. The decrease in the operating margin was primarily due to an increase in accident claims and energy costs. Energy costs, consisting of both fuel and utility costs, have risen due to prevailing economic conditions. While fuel price increases were experienced throughout the segment, utility cost increases primarily impacted operations in the West Coast of the United States. In addition, the segment experienced an increase in driver related costs to remain competitive in a tight labor market and experienced an increase in health and welfare benefits due to premium increases.

In fiscal 2002, the operating profit margin before depreciation and amortization expenses and goodwill impairment charges in the Greyhound segment was 4.4% compared to 6.8% in 2001. The decrease in the operating margin was primarily attributable to reduced ridership, an increase in the proportion of revenue derived from long haul ticket sales, increased accident claims costs, increased security costs and the write-off of the Golden State Transportation investment. The decrease in overall ridership is because of the impact of September 11, 2001, the unrelated October 3, 2001 incident involving a Greyhound passenger, lower fuel prices and the general economic downturn. The increase in proportion of revenue derived from long haul ticket sales is the result of some airline passengers preferring to travel by bus rather than taking an airplane after September 11, 2001. Security costs have also increased in response to the September 11 and October 3, 2001 incidents.

In fiscal 2001, the operating profit margin, before depreciation and amortization expenses and goodwill impairment charges, at Greyhound decreased to 6.8% from 7.8% in 2000. The decrease in the operating margin was primarily due to an increase in accident claims and fuel costs. Fuel prices rose because of prevailing economic conditions. The increase in fuel costs in the Greyhound operations were more than offset by increases in ticket prices, but reduced operating margins as a result. In addition, the segment experienced, increased pension costs due to a combination of lower returns being experienced on the pension investment portfolio and a lower discount rate being used on the pension liabilities as well as an increase in health and welfare benefits due to premium increases. Partially offsetting the cost increases was a settlement received relating to the Port Authority Bus Terminal of New York license agreement. Greyhound paid a license fee to the Port Authority for use of the space; however, Greyhound disputed the amount charged. Greyhound accrued for the license fee based upon the agreement, but only paid to the Port Authority what was considered to be fair market value. During fiscal 2001, Greyhound settled with the Port Authority for the periods June 1999 through March 31, 2001 and recorded a reduction in license fees of approximately $7.5 million.

In fiscal 2002, the operating profit margin before depreciation and amortization expenses and goodwill impairment charges in the healthcare services segment was 6.8% compared to 2.0% for 2001. The increase in operating margin is due to reduced accident claims costs, an increase in revenue per transport as a result of an improvement in cash collections and a reduction in the two significant charges taken during fiscal 2001. In fiscal 2001, a provision of $19.5 million was recorded by the ambulance unit for the settlement of government audits of the unit's Medicare and Medicaid reimbursement claims and a provision of $17.0 million was recorded by the emergency management services unit for the estimated exposure at that time on the Company's professional liability with PHICO (see below for further discussion). In fiscal 2002, an additional provision of $3.5 million was recorded by the Company's ambulance unit for settlement of government audits of the unit's Medicare and Medicaid reimbursement claims and an additional $5.0 million provision was recorded for the estimated exposure on the Company's professional liability insurance with PHICO. These items were partially offset by an increase in paramedic and physician wages to remain competitive in a labor market experiencing low unemployment rates and increased professional liability costs in the emergency management services business.

In fiscal 2001, the operating profit margin, before depreciation and amortization expenses and goodwill impairment charges, in healthcare services increased to 2.0% from (0.8%) in 2000. The increase was primarily due to an increase in revenue as a result of an improvement in cash collections on accounts receivable due to increased collection efforts at the unit's billing operations. In addition, cash collections per transport improved because the segment's ambulance operations have not experienced billing operations consolidations and closings, which, in prior years, negatively affected cash collections. Partially offsetting this increase was a provision of $19.5 million recorded by the ambulance unit for the settlement of government audits of the unit's Medicare and Medicaid reimbursement claims and a provision of $17.0 million recorded by the emergency management services unit for an amount regarding the estimated exposure on the Company's professional liability insurance with PHICO. PHICO was placed into liquidation by the Insurance Commissioner of the Commonwealth of Pennsylvania on February 1, 2002, leaving the Company exposed for amounts not covered by the insurance guarantee funds provided by the respective states the professional liability claims originated

(Refer to Note 9 of the Notes to the Consolidated Financial Statements). Also, the segment continued to experience an increase in accident claims costs and in paramedic and physician wages to remain competitive in a labor market experiencing low unemployment rates.

DEPRECIATION EXPENSE

Depreciation expense for fiscal 2002 increased slightly to $270.6 million from $261.1 million. The increase was due to the equipment purchases (largely vehicles) during fiscal 2002 that are more expensive than the original cost of the equipment being retired. As a result, depreciation expense increased.

Depreciation expense for fiscal 2001 increased nominally to $261.1 million from $255.8 million. The increase was due to the equipment purchases (largely vehicles) during fiscal 2001 that were more expensive than the original cost of the equipment being retired.

AMORTIZATION EXPENSE

Amortization expense for fiscal 2002 decreased to $32.8 million from $67.2 million. The decrease was a result of the goodwill impairment charges totaling $1,105.1 million taken in the fourth quarter of fiscal 2001 and the $194.7 million goodwill impairment charges taken during fiscal 2002.

Amortization expense for fiscal 2001 decreased slightly to $67.2 million from $70.6 million in fiscal 2000.

GOODWILL IMPAIRMENT LOSSES

During fiscal 2001, the Company changed its method of measuring goodwill impairment. This change results in a more onerous test for including goodwill as an asset and more closely approximates the goodwill impairment standards that have recently been established under the accounting rules and are applicable to the Company effective September 1, 2002.

The effect of the change in policy produced a goodwill impairment charge to operations and reduced the carrying amount of goodwill for fiscal 2002 by $194.7 million and fiscal 2001 by $1,105.1 million (under the previous Company policy no goodwill impairment charges would have occurred). The change in policy resulted in no goodwill impairment charge in fiscal 2000.

Fiscal 2002 goodwill impairment losses

During fiscal 2002, the Company incurred goodwill impairment charges totaling $194.7 million ($123.5 million in the Greyhound segment, $58.0 million in the healthcare services segment and $13.2 million in the contract bus services segment). The Company reviewed the value assigned to goodwill at these segments, because of a significant decrease in the market value of the businesses as a result of continued depressed operating results over the last few years and the expected future performance in these segments. The Greyhound operations were also negatively affected by September 11, 2001, the unrelated October 3, 2001 incident involving a Greyhound passenger and general negative economic conditions. These factors indicated that a permanent impairment in value existed at the respective operations. The goodwill impairments were calculated based on independent valuations of the underlying businesses.

Fiscal 2001 goodwill impairment losses

During fiscal 2001, the Company incurred a goodwill impairment charge of $1,105.1 million. The Company reviewed the value assigned to goodwill, because the following factors indicated that a permanent impairment in value existed at all of the reported segments: (i) a significant decrease in the market value of the businesses primarily due to the Company's June 28, 2001 voluntary petition for reorganization (See Note 1 of the Notes to the Consolidated Financial Statements) and (ii) continued depressed operating results over the last few years. The goodwill impairment was calculated based on independent valuations of the underlying businesses.

The $1,105.1 million goodwill impairment charge was comprised of a $128.5 million charge in the contract bus services business, a $372.1 million charge in the Greyhound operations, and a $604.5 million charge in the healthcare services business.

SEASONALITY

Contract bus services historically experiences a significant decline in revenue and operating income in the fourth fiscal quarter due to school summer vacations. This impact is moderated somewhat by Greyhound. Greyhound experiences its most profitable operating results in the fourth fiscal quarter and during the holiday seasons. The healthcare services segment revenue is quite consistent throughout the year. Adverse winter weather may moderately affect all of the Company's operations during the Company's second fiscal quarter. See also Note 24 of Notes to Consolidated Financial Statements.

INTEREST EXPENSE

In fiscal 2002, interest expense decreased by 89.8% to $27.7 million from $270.9 million in 2001. No interest expense was accrued on pre-petition debt of the Debtors for fiscal 2002 and after June 28, 2001 for fiscal 2001. The total interest on pre-petition debt that was not accrued during the year was approximately $274.2 million (2001 - $50.3 million). Including this interest, total interest expense for fiscal 2002 would have been approximately $301.9 million (2001 - approximately $321.2 million), representing a 6.0% decrease from the prior period. The majority of this decrease was due to a decrease in the cost of borrowing as a result of prevailing interest rates.

In fiscal 2001, interest expense decreased by 1.5% to $270.9 million from $275.1 million in 2000. No interest expense was accrued on prepetition debt after June 28, 2001. The total interest on prepetition debt that was not accrued during the period June 29, 2001 to August 31, 2001 was approximately $50.3 million. Including this interest, total interest expense for fiscal 2001 would have been approximately $321.2 million, representing a 16.8% increase from fiscal 2000. The majority of this increase was due to an increase in the cost of borrowing as a result of the Company's financial condition.

OTHER FINANCING RELATED EXPENSES

The Company has incurred the following pre-tax charges as a result of (i) events of default under the Company's $1.425 billion syndicated bank facility (the "Facility"), (ii) events of default on certain Company debentures totaling $2.04 billion (the "Debentures") and (iii) the voluntary petition for reorganization as described in Note 1 of Notes to the Consolidated Financial Statements:

Year Ended August 31, ($ millions)                                   2002               2001                2000
-----------------------------------------------------------------------------------------------------------------------
Net hedging losses on interest rate swaps                             $ -                 $ -                 $71.7
Deferred financing costs                                                -                   -                  15.3
Interest earned on cash accumulated during
   Chapter 11 and CCAA                                                 (1.4)               (0.2)                -
Professional fees and other costs                                      46.1                64.0                14.5
-----------------------------------------------------------------------------------------------------------------------
                                                                      $44.7               $63.8              $101.5
=======================================================================================================================


Prior to fiscal 2000, the Company had entered into interest rate swap contracts and interest rate options (collectively, the "Swaps") to lower funding costs and alter interest rate exposures. As a result of violations of the covenants under the Facility and the Debentures and the interest payment moratorium, the counterparties terminated all Swap contracts. In addition, the Swaps were no longer effective hedges, as the various debentures that they were hedging had become current obligations. Therefore, the market value of the Swaps as of the termination date of the Swap contracts of $89.5 million, net of deferred swap premiums of $17.8 million, was accrued and expensed during the year ended August 31, 2000.

Deferred financing costs totaling $15.3 million relating to the Debentures, which previously were being amortized over the life of the related debt instruments, were expensed during the year ended August 31, 2000.

Professional fees and other costs include financing, accounting, legal and consulting services incurred by the Company during the ongoing negotiations with the Facility members and Debenture holders and related to the voluntary petition for reorganization. None of these services were provided by the Company's independent auditors.

Upon successful completion of the proposed reorganization, the Company expects to pay completion fees, which may be approximately $15 million. The Company has not accrued for these fees.

OTHER INCOME (LOSS)

In fiscal 2002, other income (loss) increased to $15.3 million from $9.3 million in fiscal 2001. The prior year included a $6.6 million loss realized on the sale of certain investments and $9.5 million of refund interest recorded as part of Irish tax refunds. Excluding these items, the prior year income of $6.4 million increased to $15.3 million because of $4.2 million received for various notes receivable previously written off and the reversal of $6.0 million in contingency accruals no longer required. Partially offsetting these amounts were lower returns experienced on the Company's investment portfolio.

In fiscal 2001, other income (loss) increased to income of $9.3 million from a loss of $10.7 million. The prior year included a $23.5 million loss provision taken against certain long-term investments of the Company. Before this loss provision, the prior year other income of $12.8 million decreased to $9.3 million because of a $6.6 million loss realized on the sale of investments and due to lower returns experienced on the Company's investment portfolio. These decreases were partially offset by $9.5 million of refund interest recorded during fiscal 2001 as part of Irish tax refunds.

INCOME TAX EXPENSE

During fiscal 2002, the Company reduced reserves previously set up regarding U.S. Internal Revenue Service ("IRS") audits. The IRS filed an amended claim in the Company's restructuring proceedings that was less than the previous claim filed. Based on the amended claim, it is expected that, after taking refunds of taxes into account, no cash taxes will be owing.

During fiscal 2001, the Company recorded $60.0 million in income tax refunds previously not recognized relating to its Irish subsidiary. The refunds are a result of intercompany loan losses taken in that subsidiary.

During the year ended August 31, 2000, management believed that it was no longer likely that it would realize future income tax assets totaling $243.9 million and consequently, wrote this amount off as an income tax expense. In addition, a future income tax asset of $21.5 million relating to the Company's investment in Safety-Kleen was charged as a tax expense.

LOSS FROM CONTINUING OPERATIONS

In fiscal 2002, the income (loss) from continuing operations, before the goodwill impairment losses and other financing related expenses was income of $115.0 million or $0.35 per share compared with a loss of $160.7 million or $0.49 per share for the year ended August 31, 2001.

In fiscal 2001, the loss from continuing operations, before the goodwill impairment losses and other financing related expenses was a loss of $160.7 million or $0.49 per share compared with a loss of $488.1 million or $1.49 per share for the year ended August 31, 2000.

During fiscal 2002, goodwill impairment charges totaling $194.7 million ($0.60 per share) (2001 - $1,105.1 million or $3.39 per share; 2000 - NIL) were recorded as a result of indications of permanent impairment.

Other financing related expenses in fiscal 2002 totaling $44.7 million ($0.13 per share) (2001 - $63.8 million or $0.20 per share; 2000 - $101.5 million or $0.31 per share) were incurred during the period as a result of events of default in the Facility and the Debentures and the voluntary petition for reorganization.

In total, the loss from continuing operations was a loss of $124.4 million or $0.38 per share in 2002, a loss of $1,329.6 million or $4.08 per share in 2001, and a loss of $589.6 million or $1.80 per share in 2000.

The weighted average number of Common Shares outstanding during 2002 remained unchanged at 325.9 million.

The weighted average number of Common Shares outstanding during 2001 decreased to 325.9 million shares from 327.0 million shares in 2000. The decrease is a result of the 4.7 million Common Shares purchased by the Company for cancellation during fiscal 2000.

INCOME (LOSS) FROM DISCONTINUED OPERATIONS

Income (loss) from discontinued operations was $NIL in fiscal 2002, income of $730.7 million or $2.24 per share in fiscal 2001 and a loss of $1,647.8 million or $5.04 per share in fiscal 2000. Healthcare businesses

During fiscal 2001 the Company concluded that the previously announced disposal of the healthcare businesses were no longer in the best interests of it's stakeholders. The healthcare services businesses were therefore reinstated as continuing operations in fiscal 2001 and earlier years were reclassified.

During fiscal 2000, the Company recorded a provision for loss on sale of discontinued operations totalling $987.8 million ($3.02 per share). As a result of recontinuing the healthcare services businesses in fiscal 2001, the Company reversed the remaining provision for loss on sale of discontinued operations. This reversal reduced net loss by $985.9 million ($3.02 per share) in fiscal 2001.

The provision for loss on sale of discontinued operations recorded in fiscal 2000 has been adjusted to reflect the actual operating results for each of those years after restatement for application of the fiscal 2001 change in policy for determining goodwill impairment.

Upon recontinuance of the healthcare services businesses in fiscal 2001, the Company evaluated the healthcare services assets for impairment. The resulting impairment of goodwill is summarized in Note 13 of Notes to Consolidated Financial Statements.

Safety-Kleen Corp.

The Company owns 44% of the common shares of Safety-Kleen. On June 9, 2000, Safety-Kleen announced that it and 73 of its U.S. subsidiaries filed voluntary petitions for Chapter 11 relief in the United States Bankruptcy Court for the District of Delaware.

During fiscal 2002, the Company abandoned its investment in Safety-Kleen. As a result the operations for Safety-Kleen have been reported as discontinued operations and previously reported financial statements have been reclassified.

The summarized statements of operations for Safety-Kleen are as follows:

Year ended August 31, ($ millions)                                2002                2001                2000
---------------------------------------------------------------------------------------------------------------------
Equity in earnings                                                 $ -                    $ -                 $10.8
Investment impairment and other losses                               -                   (255.2)             (670.8)
---------------------------------------------------------------------------------------------------------------------
                                                                   $ -                  ($255.2)            ($660.0)
=====================================================================================================================

During fiscal 2000, the Company recorded provisions for (i) investment impairment charges totalling $603.8 million to reduce the investment in Safety-Kleen to a nominal amount, (ii) $61.6 million owing under a guarantee by the Company of a Safety-Kleen note and (iii) $5.4 million for other amounts owing from Safety-Kleen.

During fiscal 2001, pursuant to a resolution in fiscal 2002 of various disputes between the Company and Safety-Kleen, the Company recorded provisions for (i) a $225.0 million claim in favor of Safety-Kleen as a general unsecured claim in Class 6 of the Company's plan of reorganization, (ii) $15.7 million related to guarantees of certain industrial revenue bonds, (iii) $7.8 million related to insurance matters, (iv) $6.0 million related to guarantees of performance bonds and (v) $0.7 million related to certain other litigation matters. These items are described further in Note 25 of Notes to Consolidated Financial Statements.

Restated financial statements of Safety-Kleen Corp.

On July 9, 2001, Safety-Kleen issued consolidated financial statements for the year ended August 31, 2000 and restated consolidated financial statements for the years ended August 31, 1997 through August 31, 1999 and, on September 26, 2001, issued interim consolidated financial statements for the nine months ended May 31, 2001, including financial information for the first, second and third quarters of fiscal 2001. Safety-Kleen reported that it had not restated any quarterly financial results for periods prior to fiscal 2001.

Management of the Company has not been provided access to all of the supporting information for Safety-Kleen's restated consolidated financial statements. As a result, the Company has not been able to assess the basis upon which Safety-Kleen restated its financial statements. In addition, given the Company's varying ownership percentages of Safety-Kleen throughout fiscal 2000, 1999, 1998 and 1997, the Company is unable to determine what impact, if any, that Safety-Kleen's restatement may have on the Company's previously reported results for fiscal years ended August 31, 2000 and prior years.

Because the Company wrote off the value of its investment in Safety-Kleen during fiscal 2000, Safety-Kleen's restated consolidated financial statements and its reported fiscal 2000 results would not result in any adjustments to the Company's previously reported consolidated balance sheet as of August 31, 2000 nor to any consolidated balance sheets reported for any period ending subsequent to August 31, 2000. However, given the Safety-Kleen restatement and assuming the accuracy thereof, a portion of the losses associated with the impairment of the Company's investment in Safety-Kleen that were recorded as part of the $660.0 million loss relating to Safety-Kleen, reflected in the Company's consolidated statement of operations for the fiscal year ended August 31, 2000, may be properly allocable to earlier fiscal periods.

Given the Company's varying ownership percentages in Safety-Kleen and the lack of access to all of the supporting information for Safety-Kleen's restatements, the Company is only able to estimate the effect of Safety-Kleen's restatements on the Company's statements of operations. These estimated ranges are as follows ($ millions):

                                                             Safety-Kleen's           The Company's estimated
                            The Company's ownership            reported                  range of potential
Year ended                percentage in Safety-Kleen          adjustments:                   adjustments:
August 31,                     during the period             Income (loss)                  Income (loss)
---------------------------------------------------------------------------------------------------------------------
Pre-2000                 35.3%        to      100.0%           ($588.1)           ($217.6)       to       ($262.3)
2000                     43.5%        to       43.6%             N/A                217.6*       to         262.3*
---------------------------------------------------------------------------------------------------------------------
Total for all years      35.3%        to      100.0%           ($588.1)             $ -          to         $ -
=====================================================================================================================

* The estimated range of adjustments recorded prior to the second quarter of fiscal 2000 would decrease the reported investment impairment loss in fiscal 2000.

While the Company has not restated its previously reported consolidated financial results and has recorded no equity income or loss with respect to its investment in Safety-Kleen since

November 30, 1999, if Safety-Kleen reports or provides the Company with the required quarterly financial information for the restated fiscal periods and if Safety-Kleen enables the Company to assess the supporting information for its restatements, the Company may be required to restate its consolidated financial statements for the fiscal years ended August 31, 2000 and prior years.

NET LOSS AND LOSS PER SHARE

In total, a net loss of $124.4 million or $0.38 per share was incurred in the year ended August 31, 2002, compared to a loss of $598.9 million or $1.84 per share in fiscal 2001 and a loss of $2,237.4 million, or $6.84 per share, in fiscal 2000.

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP, which conform in all material respects with U.S. GAAP, except as disclosed in Note 23 of Notes to Consolidated Financial Statements.

FINANCIAL CONDITION

The Company's capital consisted of: ($ in millions)

August 31,                                             2002                      2001                       2000
----------------------------------------------------------------------------------------------------------------------------
Long-term debt (including the current
   portion)                                   $224.7         6.5%         $280.2         7.7%       $3,627.7       81.0%
Provision for loss on sale of
   discontinued operations                       -           -               -           -             986.1       22.0
Other long-term liabilities                    382.5        11.0           373.6        10.2           242.5        5.4
Liabilities subject to compromise            3,977.1       114.4         3,978.5       108.9               -          -
Shareholders' deficiency                    (1,107.0)      (31.9)         (980.5)      (26.8)         (377.0)      (8.4)
                                         -----------------------------------------------------------------------------------
                                            $3,477.3       100.0%       $3,651.8       100.0%       $4,479.3      100.0%
============================================================================================================================

Voluntary petitions for reorganization

On June 28, 2001, the Debtors filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Debtors include the Company and five of its direct and indirect subsidiaries: Laidlaw USA, LIL, LIFC, Laidlaw One, and LTI. In addition, the Company and LIL have commenced Canadian insolvency proceedings under the CCAA in the Canadian Court. None of the Company's operating subsidiaries was included in the filings.

The Debtors remain in possession of their respective properties and are managing their businesses as debtors-in-possession. Pursuant to the Bankruptcy Code and the CCAA, however, the Debtors may not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court and the Canadian Court.

The Company is reorganizing its affairs under the protection of the Bankruptcy Code and the CCAA and has proposed a plan of reorganization for itself and the other Debtors. The plan of reorganization must be voted upon by the Company's stakeholders and approved by the Bankruptcy Court and the Canadian Court. A plan of reorganization sets forth the means for satisfying claims against and interests in the Company and the other Debtors, including the liabilities subject to compromise. Generally, prepetition liabilities are subject to settlement or compromise under such a plan of reorganization.

The $55.5 million decrease in long-term debt is primarily a result of repayments under the Greyhound Lines, Inc. ("Greyhound") facility.

Shareholders' deficiency increased by $126.5 million primarily as a result of the net loss of $124.4 million.

In fiscal 2002, capital expenditures of $239.2 million and acquisition expenditures of $3.6 million were financed from operating cash flows. In addition, the Company incurred $31.3 million of additional debt for the purchase of property and equipment.

In fiscal 2001, the $3,347.5 million decrease in long-term debt is primarily a result of certain amounts being reclassified during fiscal 2001. Subsequent to the voluntary petition for reorganization, as of June 28, 2001, the long-term debt relating to the Debtors was classified as "liabilities subject to compromise".

In fiscal 2001, the $131.1 million increase in other long-term liabilities is primarily due to the increase in claims liabilities as a result of increased accident claims costs being experienced. During fiscal 2001, shareholders' deficiency increased by $603.5 million primarily as a result of the net loss of $598.9 million.

In fiscal 2001, capital expenditures of $254.3 million and acquisition expenditures of $2.0 million were financed from operating cash flows. In addition, the Company incurred $24.1 million of additional debt (as previously described) for the purchase of property and equipment.

LIQUIDITY

Cash provided by operating activities was $433.8 million, $447.7 million and $208.4 million in fiscal 2002, fiscal 2001 and fiscal 2000, respectively. The slight decrease in fiscal 2002 from fiscal 2001 is primarily due to the $38.6 million increase in restricted cash and cash equivalents, partially offset by improved operating cash flows.

Cash and cash equivalents, which can be liquidated readily were $343.5 million, $281.2 million and $108.0 million at August 31, 2002; August 31, 2001 and August 31, 2000, respectively.

In 2002, trade accounts receivable decreased $19.3 million to $490.4 million. The average number of days sales outstanding decreased to 40 days from 42 days in 2001 primarily due to improved cash collections at the Company's healthcare services segment.

In 2001, trade accounts receivable decreased $21.4 million to $509.7 million. The average number of days sales outstanding decreased to 42 days from 45 days in 2000 primarily due to improved cash collections at the Company's healthcare services segment.

Potential Pension Plan Funding Requirements

For financial reporting and investment planning purposes, the Company currently uses an actuarial mortality table that closely matches the actual experience related to the existing participant population. For funding purposes, United States pension law mandates the use of a prescribed actuarial mortality table and discount rates that differ from those used by the Company for financial reporting and investment planning purposes. The ATU Plan represents approximately 75% of the total plan assets and benefit obligation as at August 31, 2002. Based upon the application of the actuarial mortality table, discount rates and funding calculations prescribed by current regulations, and further assuming a continuation of the freeze of wage and service accruals and that the ATU Plan assets can obtain annual investment returns of 7.5%, estimated Company contributions to the ATU Plan, based on the Company's policy of funding the minimum contributions required by law, will total $187 million through 2007. Lowering the assumed investment return on ATU plan assets to 5% results in estimated contributions through 2007 of $205 million, while a 10% return results in estimated contributions through 2007 of $169 million. Nevertheless, there is no assurance that the ATU Plan will be able to earn the assumed rate of return, that new regulations may result in changes in the prescribed actuarial mortality table or discount rates, or that there will be market driven changes in the discount rates, which would result in the Company being required to make contributions in the future that differ significantly from the estimates above.

Further, in connection with its bankruptcy reorganization, the Company and the Pension Benefit Guaranty Corporation ("PBGC"), a United States government agency that administers the mandatory termination insurance program for defined benefit pension plans under the Employee Retirement Income Security Act ("ERISA"), have agreed orally to the principal economic terms relating to claims asserted by the PBGC against the Debtors regarding the funding levels of the Greyhound U.S. Plans (the "PBGC Agreement"). Under the PBGC Agreement, upon the consummation of the proposed plan of reorganization, the Company and its subsidiaries will contribute $50 million in cash to the Greyhound U.S. Plans and the Company will transfer shares of its post-reorganization common stock equal in value to $50 million to a trust formed for the benefit of such plans (the "Pension Plan Trust").

The PBGC Agreement provides that the PBGC will be granted a first priority lien on the common stock held in the Pension Plan Trust. All proceeds of stock sales will be contributed directly to the Greyhound U.S. Plans. The PBGC will have non-voting participation in these sale decisions. If the proceeds from the sales of common stock exceed $50 million, the excess amount may be credited against the next-due minimum funding obligations of the Company and its subsidiaries, but will not reduce the June 2004 required contribution under the PBGC Agreement. If the proceeds from the sales of common stock do not aggregate $50 million, the Company and its subsidiaries will be required to contribute the amount of the shortfall in cash to the Greyhound U.S. Plans at the end of 2004. Further, the Company and its subsidiaries will contribute an additional $50 million in cash to the Greyhound U.S. Plans in June 2004. These contributions and transfers will be in addition to the contributions to the Greyhound U.S. Plans, if any, required under the minimum funding requirements of ERISA. The PBGC also will receive a second priority lien on the assets of the Company's operating subsidiaries (other than Greyhound).

Debtor-in-possession facility

To ensure sufficient liquidity to meet ongoing operating needs, the Company obtained debtor-in-possession ("DIP") financing from General Electric Capital (the "DIP Facility"). The DIP Facility is guaranteed by certain of the Company's direct and indirect subsidiaries located in the United States and Canada (other than Greyhound and its subsidiaries and joint ventures)(collectively, the "Guarantors"). The term of the DIP Facility will expire on the earliest of (a) August 8, 2003, (b) the prepayment in full of all amounts outstanding under the DIP Facility and the termination of the lenders' commitments thereunder and (c) the effective date of the approved plan of reorganization.

The maximum aggregate borrowing available under the DIP Facility is $200.0 million. The total borrowing available to LIFC, Laidlaw Transportation Management, Inc., LTI, Laidlaw One and Laidlaw USA (the "US Borrowers") is $180.0 million (the "U.S. DIP Facility"), including a letter of credit sub-facility of $100.0 million (the "US LC DIP Sub-Facility"). The maximum borrowing available to the Company and LIL (the "Canadian Borrowers") is $20.0 million (the "Canadian DIP Facility"), including a letter of credit sub-facility of $10.0 million (the "Canadian LC DIP Sub-Facility"). The total maximum usage of the U.S. LC DIP Sub-Facility and the Canadian LC DIP Sub-Facility is not to exceed $100.0 million at any time.

The amount of credit available to the Borrowers under the DIP Facility is based on the Borrowers' last twelve-months earnings before interest, taxes, depreciation and amortization ("EBITDA"). Further, certain non-core operating entities are subject to maximum availability limits based on their respective EBITDA performance. The Borrowers may use the proceeds of loans made under the DIP Facility for working capital and other general corporate purposes of the Borrowers.

Borrowings under each facility bear interest at the Borrowers' option, at rates per annum equal to either (1) a one, two or three month reserve adjusted LIBOR plus 2.0% or (2) a floating rate equal to the index rate plus 0.5%. The Borrowers pay letter of credit fees to each administrative agent under each facility equal to 2.0% per annum of the face amount of the letters of credit.

Other fees consist of (1) an unused facility fee equal to 0.5% per annum on the average unused daily balance of each facility and (2) a prepayment premium in the amount of 1.0% of the aggregate commitments under each facility if prepayment is the result of any Borrower defaults, voluntary termination (with the exception of emergence from the Reorganization Cases) or refinancing of any part of such facility with another financing prior to August 8, 2003. Finally, the Borrowers and the Guarantors also paid a $2.0 million fee to the agents during fiscal 2001.

To secure the Borrowers' obligations under each facility, the Borrowers granted a first priority lien on all of the existing and after-acquired assets of the Borrowers. To secure the Guarantors' obligations under the DIP Facility, the Guarantors granted a security interest in all of the assets of the Guarantors, subject to certain exceptions contained in the DIP Facility documentation.

As of August 31, 2002, the Company had no borrowings under the DIP Facility, but issued letters of credit of $25.5 million and had $174.5 million of availability.

The Company was in default as of August 31, 2002 of several financial covenants contained in the DIP facility. The defaults relate to the failure by several of the Company's operating entities to meet minimum EBITDA thresholds for the period ended August 31, 2002. In addition, several operating entities did not meet the capital expenditure requirements specified under the DIP Facility for the fiscal quarter ended August 31, 2002. The Company received a waiver under the DIP facility with respect to these defaults and expects to obtain future waivers. There is no assurance such waivers will be obtained.

The Greyhound Facility

In October 2000, Greyhound entered into a revolving credit facility, expiring October 24, 2004, with Foothill Capital Corporation to fund working capital needs and for general corporate purposes (the "Greyhound Facility"). Greyhound was extended a revolving line of credit in an amount of $125.0 million including a sub-facility of $50.0 million for letters of credit. Borrowings initially bore interest at a rate equal to Wells Fargo Bank's prime rate plus 0.5% per annum or LIBOR plus 2.0% as selected by Greyhound. After December 31, 2000, the interest rates were subject to quarterly adjustment based upon Greyhound Parties' ratio of debt to EBITDA, as defined in the agreement, for the four previous quarters. Letters of credit fees are based on the applicable LIBOR margin. The Greyhound Facility is secured by liens on substantially all of the assets of Greyhound and the stock and assets of certain of its subsidiaries and is subject to certain affirmative and negative operating and financial covenants. As of August 31, 2002, Greyhound was in compliance with all such covenants, including restrictions on the redemption or retirement of certain subordinated indebtedness or equity interest, payment of dividends and transactions with affiliates, including the Company.

Based upon Greyhound's fiscal 2003 operating budget, management anticipates remaining in compliance with these covenants, although only by a small margin during fiscal 2003. Management is closely monitoring this situation and intends to request covenant amendments should it appear likely such amendments will be necessary in order to remain in compliance with the covenants, although, there is no assurance that such amendments will be granted.

As of August 31, 2002, the Company had no borrowings under the Greyhound Facility, but issued letters of credit of $26.8 million and had availability of $98.2 million.

CAPITAL EXPENDITURES AND CAPITAL RESOURCES

Net expenditures for the purchase of capital assets for normal replacement requirements and increases in services, were $270.5 million (including $31.3 million of purchases of capital assets financed by notes payable, operating leases and/or capital leases), $278.4 million (including $24.1 million of purchases of capital assets financed by notes payable, operating leases and/or capital leases) and $255.9 million (including $17.6 million of purchases of capital assets financed by notes payable, operating leases and/or capital leases in fiscal 2002, fiscal 2001 and fiscal 2000, respectively.

Capital expenditures for the purchase of capital assets during fiscal 2003 are expected to be approximately $280 million. The expenditures represent normal replacement and upgrading requirements and purchases of additional capital assets necessary for planned increases in services.

Historically, the Greyhound business segment has used operating lease financing as a significant source of financing for vehicle purchases. For further information, see Note 20 of Notes to the Consolidated Financial Statements for the fiscal year ended August 31, 2002.

Expenditures on the acquisition of businesses for continuing operations (including long-term debt assumed) were $3.6 million, $2.0 million and $84.6 million in fiscal 2002, fiscal 2001 and fiscal 2000, respectively.

Historically, acquisitions have generally been financed initially with revolving/term bank loans and replaced later with longer term public issues of debt or equity. Acquisitions in fiscal 2002 and 2001 have been financed by the operating cash flows of the Company.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements requires management to make estimates and assumptions relating to the reporting of results of operations, financial condition and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates under different assumptions or conditions. The following are the Company's most critical accounting policies, which are those that require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Claims liability and professional liability reserves

The Company establishes reserves for automobile liability, general liability, professional liability and worker's compensation claims that have been reported but not paid and claims that have been incurred but not reported. These reserves are developed using actuarial principles and assumptions which consider a number of factors, including historical claim payment patterns and changes in case reserves, the assumed rate of increase in healthcare costs and property damage repairs, ultimate court awards and the discount rate. The amount of these reserves could differ from the Company's ultimate liability related to these claims due to changes in the Company's accident reporting, claims payment and settlement practices or claims reserve practices, as well as differences between assumed and future cost increases and discount rates.

Revenue recognition in the healthcare services segment

Revenue is recognized at the time of service and is recorded at amounts estimated to be recoverable, based upon recent experience, under reimbursement arrangements with third-party payors, including Medicare, Medicaid, private insurers, managed care organizations and hospitals or directly from patients. The Company derives approximately 39% of its collections in the healthcare services segment from Medicare and Medicaid, 7% from contracted hospitals, 44% from private insurers, including prepaid health plans and other sources, and 10% directly from patients.

Healthcare reimbursement is complex and may involve lengthy delays. Third-party payors are continuing their efforts to control expenditures for healthcare and may disallow, in whole or in part, claims for reimbursement based on determinations that certain amounts are not reimbursable under plan coverage, were for services provided that were not medically necessary, or insufficient supporting information was provided.

As a result, there is a reasonable possibility that recorded estimates could change materially and that retroactive adjustments may change the amounts realized from third-party payors. Such adjustments are recorded in future periods as adjustments become known.

Pension

The determination of the Company's obligation and expense for pension benefits is dependent on the selection of certain assumptions and factors. These include assumptions about the discount rate, the expected return on plan assets and the rate of future compensation increase as determined by management. In addition, the Company's actuarial consultants also use factors to estimate such items as retirement age and mortality tables. The assumptions and factors used by the Company may differ materially from actual results due to changing market conditions, earlier or later retirement ages or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension obligation or expense recorded by the Company. During fiscal 2002, the Company has experienced a reduction in interest rates and a deterioration in plan returns. If this trend continues, the Company may have to fund the pension plans in future years through actual cash contributions.

In addition, as discussed above under "Liquidity - Potential Pension Plan Funding Requirements", the Company has agreed orally with the PBGC to the principal economic terms relating to claims asserted by the PBCG against the Debtors regarding the funding levels of the Greyhound U.S. Plans. Under the PBGC Agreement, the Company has committed to make substantial cash contributions to the Greyhound U.S. Plans, in addition to contributions required under applicable law.

Contingencies

As discussed in Notes 20 and 27 of the Notes to Consolidated Financial Statements, management is unable to make a reasonable estimate of the liabilities that may result from the final resolution of certain litigation matters disclosed. Further assessments of the potential liability will be made as additional information becomes available. Management currently does not believe that these proceedings will have a material adverse affect on the Company's consolidated financial position. It is possible, however, that results of operations could be materially affected by changes in management's assumptions relating to these proceedings or the actual final resolution of these proceedings.

RISK FACTORS IN THE COMPANY

The Company is exposed to a variety of financial, operating and market risks. Some of these risks are within the Company's control, others are not. For controllable risks, the Company applies specific risk management strategies to reduce the likelihood of loss. The following are the risk factors in the Company not already disclosed elsewhere in this report.

Accident claims costs

As discussed above under the "Critical accounting polices", the Company experiences significant costs from accident and professional liability claims and uses estimates and assumptions when providing for the ultimate costs of these incidents. The ultimate costs could materially affect the Company's financial condition and results of operations.

The Company has in place procedures to manage the risk. The first is a comprehensive safety program throughout the Company, which has as its goal to reduce the number of accidents as much as practically possible. Although recent accident claims costs increased because of increased medical costs, ultimate settlement amounts and court awards, and increased severity of accidents experienced, the accident frequency as a percentage of revenue has actually declined over the last number of years. Once an accident has occurred, the Company has procedures and settlement practices in place to manage and minimize the ultimate cost to the Company.

Healthcare revenue

         In August 1997, the U.S. Federal Government passed the Balanced Budget Act of 1997 (the "Act"), which provides for certain changes to the Medicare reimbursement system. These changes include, among other things, the requirement for the development and implementation of a prospective fee schedule for reimbursement of ambulance services. Prior to these changes, ambulance services were reimbursed from Medicare on a reasonable charge basis.

The Act mandates that this fee schedule be developed through a negotiated rulemaking process and must consider (i) data from the industry and other organizations involved in the delivery of ambulance services, (ii) mechanisms to control increases in expenditures for ambulance services, (iii) appropriate regional and operational differences, (iv) adjustments to payment rates to account for inflation and other relevant factors, and (v) the phase-in of payment rates under the fee schedule in an efficient and fair manner.

The Act also required that beginning January 1, 2001, ambulance service providers accept assignment whereby the Company receives payment directly from Medicare and accepts such amount along with the co-pay and deductible paid by the patient as payment in full. Further, the Act stipulates that third-parties may elect to no longer provide payments for cost sharing for co-insurance, or co-payments, for dual qualified (Medicare and Medicaid) beneficiaries.

In January 1999, the Center for Medicare and Medicaid Services, formerly named the Health Care Financing Administration, announced its intention to form a negotiated rule making committee to create the new fee schedule for Medicare reimbursement of ambulance services. That committee convened in February 1999. The fee schedule and the mandatory acceptance of assignment was implemented on April 1, 2002. In addition, revisions to the physician certification requirements for coverage of non-emergency ambulance services were also implemented.

The Company has implemented a plan that it believes will mitigate the potential adverse impact from these changes. The plan includes renegotiation of "9-1-1" contracts, adjusting rates and seeking alternative relief from the federal and local governments.

As a result, estimating the revenue from healthcare services is subject to significant uncertainties and subsequent adjustments to the recorded revenue could be material.

Potential loss of customers

The Debtors' commencement of the chapter 11 case could adversely affect the Company's relationships with its customers and has already with certain customers. Because of the concern regarding the Company's ability to perform its obligations under its contracts, the Company's existing customers may terminate such contracts. Further, several of the Company's subsidiaries are parties to agreements that permit the customer to cancel its agreement with the subsidiary upon the filing for bankruptcy by the subsidiary's parent company. Consequently, certain contracts of the Company's subsidiaries may be terminated because the Company is a party to the chapter 11 case. Moreover, in the local county ambulatory services business, the local county may terminate the contract upon such bankruptcy filing of any affiliates and fulfill the Company's obligations itself through the use of the Company's equipment. In addition, initiation of new customer relationships may be hampered by the chapter 11 case.

Performance bonds

The Company's school busing business is highly dependent on the Company's ability to obtain performance bond coverages sufficient to meet bid requirements imposed by potential customers. The Company's ability to obtain adequate bonding coverages has been adversely affected by the Company's poor financial position and lack of liquidity. Furthermore, many school boards are requiring higher dollar-value performance bonds from their service providers. There can be no assurance that, going forward, the Company will obtain access to adequate bonding capacity. If adequate bonding capacity is not available or if the terms of such bonding are too onerous, there would be a material adverse effect on the Company.

Increasing competitive and external pressures

Contract bus services - The segment competes with several large companies and a substantial number of smaller locally owned operations in the contract bus services business segment. Moreover, most school districts operate their own school bus systems. In acquiring new school bus contracts and maintaining existing business, competition primarily exists in the areas of pricing and service.

Greyhound - The inter-city transportation industry is highly competitive. Greyhound's primary sources of competition for passengers are automobile travel, low cost air travel from both regional and national airlines, and, in certain markets, regional bus companies and trains. Airlines have increased their penetration in intermediate-haul markets (450 to 1,000 miles), which has resulted in the bus industry, in general, reducing prices in these markets in order to compete. Additionally, airline discount programs have attracted certain long-haul passengers away from Greyhound. However, these lower airline fares usually contain restrictions and require advance purchase. Typically, Greyhound's customers decide to travel only a short time before their trip and purchase their tickets on the day of travel. Greyhound's everyday low pricing strategy results in "walk-up" fares substantially below comparable airline fares. In instances where Greyhound's fares exceed an airline discount fare, Greyhound believes the airline fares typically are more restrictive and less readily available than travel provided by Greyhound. However, Greyhound has also instituted numerous advance purchase programs, in order to attract the price sensitive customer. Price, destination choices and convenient schedules are the ways in which Greyhound meets this competitive challenge.

The automobile is the most significant form of competition to Greyhound. The out-of-pocket costs of operating an automobile are generally less expensive than bus travel, particularly for multiple persons traveling in a single car.

Although the Greyhound travel services business benefited for a brief period after September 11, 2001 as a result of airline passengers seeking alternative forms of transportation, the unrelated October 2001 incident involving a Greyhound passenger adversely affected these operations. The impact to date of these events has been numerous cancellations and a significant decrease in new bookings. Security expenses have also increased significantly in response to these events. Continued declines in Greyhound's bookings and other Greyhound operations, combined with increased security expenses related to these events, could have a material adverse effect on the Company's financial condition or results of operations.

Healthcare services - Through its ambulance business unit, the Company competes with several large companies and a substantial number of smaller locally owned operators in the healthcare transportation services industry. Moreover, many municipal, fire and paramedic departments and hospitals operate their own ambulance systems. In acquiring new healthcare transportation contracts and maintaining its business, the Company experiences competition primarily in the areas of pricing and service.

Emergency management services is also subject to vigorous competition. Competition for these services is generally based upon cost, the ability to make available physicians capable of providing high quality care and the reputation of the Company's emergency department business unit among hospitals and physicians. Competition is also based upon the proper utilization of the emergency department, as well as the ability to integrate the emergency department with other hospital departments and to provide value added services.

There can be no assurance that the Company will be able to compete successfully against these sources of competition or other competitive or external factors.

Retention of key personnel

The Company's success depends upon its ability to recruit and retain key personnel. The Company could experience difficulty in retaining its current key personnel or in attracting and retaining necessary additional key personnel. Low unemployment in certain market areas can make the recruiting, training, and retention of full-time and part-time personnel more difficult and costly, including the cost of overtime wages. The Company's internal growth will further increase the demand on its resources and require the addition of new personnel. The Company has entered into employment agreements with certain of its executive officers and certain other key personnel. However, failure to retain or replace key personnel may have an adverse effect on the Company's business.

Fuel price fluctuations

Historically, fuel costs represent approximately 3% to 5% of revenue. Due to the significance of fuel expenses, particularly diesel fuel, to the operations of the Company and the historical volatility of fuel prices, the Company has initiated a program to minimize the fluctuations in the price of its diesel fuel purchases. The intent of the program is to mitigate the impact of fuel price changes on the Company's operating margins and overall profitability by entering into forward supply contracts ("FSCs") with certain vendors. The Company enters into FSCs for roughly one third of the Company's total annual fuel purchases. The FSCs generally stipulate set bulk delivery volumes at prearranged prices for a set period. The volumes agreed to be purchased by the Company are well below the forecasted total bulk fuel needs for the given location. Therefore, the risk of being forced to purchase fuel through the FSCs that is not required by the Company is minimal. Also, to the extent that the Company enters FSCs for portions of its total fuel needs, it may not realize the benefit of decreases in fuel prices. Conversely, to the extent that the Company does not enter into FSCs for portions of its total fuel needs, it may be adversely affected by increases in fuel prices.

Given the ticket based revenue stream of the Greyhound segment, fuel price increases at the U.S. operations of the Greyhound segment, limited by what the market can bear, can be passed on to the passenger through increased fares. The majority of the Canadian operations of the Greyhound segment operates in a regulated market and ticket price increases must be first approved by government agencies. The other operations, that have fuel requirements, operate with a contractual based revenue stream. Fuel price increases take a longer time to be passed on to the customer, in most cases upon renewal of the contract.

FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements contained in this report, including statements regarding the status of financing arrangements, the status and outcomes of restructuring discussions and proceedings, future operating results and market opportunities, possible asset dispositions and other statements, that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve certain risks, uncertainties and assumptions that include, but are not limited to; the negotiating positions of various constituencies and the results of negotiations regarding restructuring plans; the Company's ability to continue as a going concern; market factors, including competitive pressures and changes in pricing policies; changes in interpretations of existing legislation or the adoption of new legislation; loss of major customers; the ability to continue to satisfy bonding requirements for existing or new customers; volatility in energy costs; the costs and risks associated with litigation; costs related to accident and other claims; potential pension plan funding requirements; and general economic conditions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. In addition, the Company's financial statements may be subject to adjustment in light of the restated financial statements of Safety-Kleen.

LEGAL PROCEEDINGS

See Notes 12, 20, 25 and 27 of Notes to Consolidated Financial Statements.

Controls and Procedures
-----------------------

         "We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective.

         Subsequent to the date of their evaluation, there have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls."


Exhibits
--------

99.1 Certification in accordance with Section 906 of the Sarbanes-Oxley Act of 2002.


Undertaking
-----------

         Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.


                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly cause this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                 LAIDLAW INC.



                                 By: /s/ Ivan R. Cairns
                                 ------------------------------------
Dated:  May 19, 2003             Ivan R. Cairns
                                 Senior Vice-President and General Counsel

                                 CERTIFICATIONS

     I, Kevin E. Benson, certify that:

1.        I have reviewed this annual report on Form 40-F of Laidlaw Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date:   May 19, 2003                  /s/ Kevin E. Benson
        --------------              --------------------------------------------
                                      Kevin E. Benson
                                      President and Chief Executive Officer

                                 CERTIFICATIONS

     I,   Douglas A. Carty, certify that:

1.        I have reviewed this annual report on Form 40-F of Laidlaw Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date:   May 19, 2003        /s/ Douglas A. Carty
        ------------      -----------------------------------------------------
                            Douglas A. Carty
                            Senior Vice-President and Chief Financial Officer